Exhibit 2.1

Execution Copy

SHARE PURCHASE AGREEMENT

by and among

Ondas Holdings, Inc.

a Nevada corporation,

Robo-Team Holdings Ltd.,

a company organized under the laws of the State of Israel,

the Company Shareholders

and

Mr. Yossi Wolf,

as the Shareholders’ Agent

Dated as of November 23, 2025

Share Purchase Agreement

This Share Purchase Agreement (this “Agreement”) is made and entered into as of November 23, 2025 (the “Agreement Date”), by and among Ondas Holdings, Inc., a Nevada corporation (“Acquirer”), Robo-Team Holdings Ltd, a company organized under the laws of the State of Israel (the “Company”), the Company, the shareholders (the “Company Shareholders”), and Mr. Yossi Wolf, of 10 Hankin St., Tel Aviv, solely in his capacity as the representative, agent and attorney-in-fact of the Indemnifying Parties (the “Shareholders’ Agent”). Certain other capitalized terms used herein are defined in Exhibit A.

Recitals

A.	The Company Shareholders collectively are the holders and the legal and beneficial owners of all of the Company Shares.

B.	Acquirer desires to, subject to the terms and conditions set forth in this Agreement, purchase from the Company Shareholders, and each Company Shareholder will sell to Acquirer, all of the Company Shares owned by such Company Shareholder free from any Encumbrances and subject to the terms and conditions set forth in this Agreement (the “Share Purchase”).

C.	The Company, the Company Shareholders, and Acquirer desire to make certain representations, warranties, covenants and other agreements in connection with the Share Purchase as set forth herein.

D.	The board of directors of the Company (the “Board”) has carefully considered the terms of this Agreement and has unanimously determined that this Agreement and the transactions contemplated by this Agreement and the documents referenced herein (collectively, the “Transactions”), are in the best interests of, and are advisable to, the Company and the Company Shareholders and recommended that all of the Company Shareholders enter into this Agreement.

E.	Concurrently with the execution and delivery of this Agreement, the Company Shareholders representing holders of 100% of the issued and outstanding share capital of the Company as of the date hereof have delivered a duly executed counterpart to a unanimous written consent in the form attached hereto as Exhibit E (the “Shareholder Consent”), pursuant to which all of the Company Shareholders irrevocably (i) approved this Agreement, the other Transaction Documents, the Share Purchase and the Transactions, and (ii) waived all of their respective Acquisition Rights (if any).

Now, Therefore, in consideration of the representations, warranties, covenants, agreements and obligations contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Article I
The Share Purchases

1.1 The Share Purchase.

(a) Company Shares. On the terms and subject to the conditions of this Agreement, each Company Shareholder shall sell, transfer and deliver to Acquirer at the Closing, and Acquirer shall, at the Closing, purchase from each Company Shareholder, all of the Company Shares owned by such Company Shareholder as of immediately prior to the Closing (as set forth on the Spreadsheet) free and clear of all Encumbrances, in exchange for the right to receive (in each case, without interest and subject to withholding in accordance with the provisions of Section 1.1(d)) at the Closing,

(i) for each Company Share owned by such Company Shareholder:

(1) an amount in cash equal to the Closing Cash Consideration payable per each Company Share (as calculated in the Spreadsheet), minus such Company Shareholder’s Pro Rata Share of (x) the Escrow Amount and (y) the Shareholders’ Agent Expense Amount; payable per such Company Share (as calculated in the Spreadsheet);

(2) the right to receive, subject to the terms and provisions hereof, upon release, such Company Shareholder’s portion of (x) the Final Adjustment, (y) the Escrow Amount, and (z) the Shareholders’ Agent Expense Amount (all per each Company Share and as calculated in the Spreadsheet).

(ii) Notwithstanding anything to the contrary herein, any portion of the consideration payable or otherwise deliverable pursuant to this Agreement in respect of Company 102 Shares, shall be deposited with the Paying Agent, and shall be delivered by the Paying Agent to the 102 Trustee, which will hold and release such payment in accordance with the provisions of Sections 102 and 3(i) of the Israeli Income Tax Ordinance and in accordance with the provisions of the 102 Tax Ruling (or the 102 Interim Ruling).

(b) Company Options.

(i) No Out-of-the-Money Company Options or Unvested Company Options shall be assumed by, continued in effect or replaced by Acquirer in the Share Purchase. At the Closing, each Out-of-the-Money Company Option and each Unvested Company Option shall, by virtue of the Share Purchase, and without any further action on the part of Acquirer, the Company or any holder thereof, be cancelled and extinguished without the payment of any consideration therefore, and each holder thereof shall cease to have any rights with respect thereto, including any present or future right to receive any portion of the Closing Cash Consideration. The Company shall, prior to the Closing, take all actions (including executing necessary resolutions of the board of directors of the Company or a committee thereof) necessary in order to effectuate the actions contemplated by this Section 1.1(b)(i) and to ensure that no holder of Out-of-the-Money Company Options or Unvested Company Option shall have any rights from and after the Closing with respect to any Out-of-the-Money Company Option or Unvested Company Option.

(ii) At the Closing, each In-the-Money Vested Company Option shall, by virtue of the Share Purchase, and without any further action on the part of Acquirer, the Company or any holder thereof, be cancelled and extinguished in exchange for the right of the holder of such In-the-Money Vested Company Option to receive (in each case, without interest and subject to withholding in accordance with the provisions of Section 1.1(d)):

(1) at the Closing, for each In-the-Money Vested Company Option

(A) an amount in cash equal to the (1) Closing Cash Consideration payable per each Company Share (as calculated in the Spreadsheet), minus (2) the per share exercise price of such In-the-Money Vested Company Option and minus such Company Optionholder’s Pro Rata Share of (x) the Escrow Amount and (y) the Shareholders’ Agent Expense Amount; payable per each Company Share (as calculated in the Spreadsheet); and

(B) the right to receive, subject to the terms and provisions hereof, upon release, such Company Optionholder’s portion of (x) the Final Adjustment, (y) the Escrow Amount, and (z) the Shareholders’ Agent Expense Amount (all per each Company Share and as calculated in the Spreadsheet).

(iii) The payments to each holder of an In-the-Money Vested Company Option described in this Section 1.1(b) shall be subject to such holder executing and delivering to Acquirer an Option Surrender Agreement. Notwithstanding anything to the contrary herein, any portion of the consideration payable or otherwise deliverable pursuant to this Agreement in respect of In-the-Money Vested Company Options that are Company 102 Options or Company 3(i) Options, shall be deposited with the Paying Agent, and shall be delivered by the Paying Agent to the 102 Trustee which will hold and release such payment in accordance with the provisions of Sections 102 and 3(i) of the Israeli Income Tax Ordinance and in accordance with the provisions of the 102 Tax Ruling (or the 102 Interim Ruling).

(iv) Prior to the Closing, the Company shall take or cause to be taken such actions and obtain all such consents as may be required to effect the foregoing provisions of this Section 1.1(b) and to terminate the Company Option Plan, in each case after consultation with, and subject to the reasonable approval of, Acquirer.

(c) Withholding; Certain Tax Matters.

(i) Each of Acquirer, the Paying Agent, the 102 Trustee and the Company (each, a “Payor”) shall be entitled to deduct and withhold (without duplication) from any consideration in cash payable or otherwise deliverable to any Person pursuant to this Agreement (each, a “Payee”) such amounts as Payor determines are required to be deducted or withheld therefrom in connection therewith under the Code or any provision of state, local or foreign Tax law or under any other Applicable Law, including Israeli Income Tax Ordinance (New Version) 1961 and any regulations promulgated thereunder (as amended) (the “Israeli Income Tax Ordinance”), provided, however, that in respect of non-Israeli Tax deduction or withholding, the Payor shall provide the applicable Payees with written notice of its intent to deduct or withhold at least five (5) Business Days prior to deducting or withholding, as applicable, and the parties shall cooperate in good faith to mitigate or eliminate any such deduction and withholding (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding) to the maximum extent permitted by applicable Tax Law. To the extent such amounts were so deducted or withheld and timely remitted to the applicable Tax Authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. To the extent such amounts are deducted and withheld, the Payor shall timely furnish the payee with documentation evidencing such Tax withholding.

(ii) Notwithstanding the provisions of Section 1.1(c)(i) above, the Paying Agent shall provide Acquirer, prior to the Closing Date, with an undertaking as required under Section 6.2.4.3 of the Income Tax Circular 19/2018 (Transaction for Sale of Rights in a Corporation that includes Consideration that will be transferred to the Seller at Future Dates), with respect to Israeli Tax, any payments payable or otherwise deliverable in cash to any Payee (other than consideration payable in respect of Company 102 Securities and Company 3(i) Options) pursuant to this Agreement shall be retained by the Paying Agent for the benefit of each such Payee for a period of up to 180 days from the Closing (or, with respect to any amounts payable or otherwise deliverable in cash after the Closing, 90 days from the date of such payment) or an earlier date required in writing by such Payee or as otherwise requested by the ITA (the “Withholding Drop Date”) (during which time, unless otherwise required by the ITA, no amount shall be paid by the Paying Agent to such Payee and no amounts for Israeli Taxes shall be withheld from amounts paid to the Paying Agent), and during which time each Payee may obtain a valid certification or ruling, issued by the ITA and applicable to the payments to be made to the Payee pursuant to this Agreement, in form and substance reasonably acceptable to Paying Agent (x) exempting the Payor from the duty to withhold Israeli Taxes with respect to payment to such Payee, (y) determining the applicable rate of Israeli Tax to be withheld from the payment to such Payee, or (z) providing any other written instructions with respect to withholding of Israeli Taxes (the “Valid Tax Certificate”). For the avoidance of doubt, a Valid Tax Certificate shall include a valid certification pursuant to Israeli Income Tax Regulations (Withholding from Payments for Services or Assets), 5737-1977. In the event that no later than five (5) Business Days before the Withholding Drop Date, a Payee submits a Valid Tax Certificate to the Paying Agent, the Paying Agent shall act in accordance with the provisions of such Valid Tax Certificate, and subject to any deduction and withholding as may be required under any provision of foreign Tax Law (other than Israeli Law), the balance of the payment that is not withheld shall be promptly paid to such Payee. If any Payee (A) does not provide the Paying Agent with a Valid Tax Certificate, no later than five (5) Business Days before the Withholding Drop Date, or (B) submits a written request with the Paying Agent to release its portion of the applicable payment payable in cash prior to the Withholding Drop Date and fails to submit a Valid Tax Certificate at or before such time, then Israeli Taxes will be withheld from such Payee’s portion of the applicable payment under this Agreement as determined by the Paying Agent, in consultation with Acquirer and/or its advisors at its reasonable discretion, according to the applicable withholding rate in accordance with the Israeli Income Tax Ordinance (calculated in NIS based on the published US$:NIS exchange rate of the Bank of Israel on the actual payment date to such Payee), which amount shall be delivered, or caused to be delivered, to the ITA by the Paying Agent, and the Paying Agent shall deliver to such Payee the balance of the applicable payment due to such Payee that is not so withheld. Any currency conversion commissions will be borne by the applicable Payee and deducted from payments to be made to such Payee. For the avoidance of doubt, any Valid Tax Certificate delivered to the Paying Agent by any Payee with respect to any amount payable or otherwise deliverable pursuant to this Agreement at a certain date shall apply only to the amount payable or otherwise deliverable at such certain date and will not apply to any amounts payable or otherwise deliverable to the Acquirer at any later dates thereafter, unless, with respect to each later date, such Valid Tax Certificate is in force during such later date and covers the full amount payable or otherwise deliverable to the Acquirer on such later date. For the avoidance of doubt, a Payee shall be required to provide Payor a Valid Tax Certificate with respect to such Payee’s portion of the Escrow Amount and the Shareholders’ Agent Expense Amount, by no later than five (5) Business Days before the actual release date of such amount or any portions thereof to such Payee. For the avoidance of doubt, the transfer of funds from Acquirer to the Paying Agent or the Escrow Agent will not be subject to any withholding deduction.

(iii) Notwithstanding anything to the contrary herein, any payments made in cash to holders of Company 102 Shares and holders of In-the-Money Vested Company Options will be subject to deduction or withholding of Israeli Tax under the Israeli Income Tax Ordinance on the sixteenth (16th) day of the calendar month following the month during which the Closing occurs unless: (A) with respect to holders of Company 102 Securities or Company 3(i) Options, the 102 Tax Ruling (or the 102 Interim Ruling) providing for no Tax withholding shall have been obtained prior to such date and (B) with respect to non-Israeli resident holders of In-the-Money Vested Company Options, which holders were granted such awards in consideration for work or services performed exclusively outside of Israel to a non-Israeli Affiliate of the Company, a validly executed declaration, in a form attached hereto as Schedule 1.1(c)(iii), regarding their non-Israeli Tax residence and confirmation that they were granted such awards in consideration for work or services performed exclusively outside of Israel to a non-Israeli Affiliate of the Company shall have been provided to Acquirer, prior to the Closing. Such payments to non-Israeli resident holders of In-the-Money Vested Company Options shall be made through the employing entity’s payroll processing service or system.

(iv) In the event that the Payor receives a demand from the ITA to withhold any amount and transfer it to the ITA, the Payor (i) shall notify the applicable Payee of such matter reasonably promptly after receipt of such demand, and provide such Payee with reasonable time to attempt to delay such requirement or extend the period for complying with such requirement as evidenced by a written certificate, ruling or confirmation from the ITA and (ii) to the extent that any such certificate, ruling or confirmation is not timely provided by such Payee to the Payor, transfer to the ITA any amount so demanded, including any interest, indexation and fines required by the ITA in respect thereof, and such amounts shall be treated for all purposes of this Agreement as having been delivered and paid to the applicable Payee.

(d) Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Transactions, including the consummation of the Share Purchase (the “Closing”), shall take place remotely via the exchange of documents and electronic signatures, or at such other location, date and time to be agreed by Acquirer and the Company in writing, subject to satisfaction or waiver all of the conditions set forth in Article VII of this Agreement (other than those conditions that, by their terms, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions). The date on which the Closing occurs is referred to herein as the “Closing Date”.

1.2 Closing Deliveries.

(a) Acquirer Deliveries. Acquirer shall take the following actions and deliver the following documents to the Company at or prior to the Closing, except as otherwise indicated:

(i) A certificate, dated as of the Closing Date, executed on behalf of Acquirer by a duly authorized officer of Acquirer to the effect that each of the conditions set forth in Section 7.2(a) has been satisfied;

(ii) the Escrow Agreement (as attached hereto as Schedule 1.2(a)(ii)) (the “Escrow Agreement”), duly executed by the Acquirer; and

(iii) the Paying Agent Agreement, duly executed by the Acquirer.

(b) Company Deliveries. The Company or the Company Securityholders, as applicable, shall deliver, or cause the Company to deliver, to Acquirer, at or prior to the Closing:

(i) duly executed share transfer deeds signed by all Company Shareholders with respect to all of the Company Shares held by each such Company Shareholder as of the Closing Date;

(ii) a certificate dated as of the Closing Date and executed on behalf of the Company by its Chief Executive Officer, to the effect that each of the conditions set forth in clauses (a), (c), (d), (f) and (i) of Section 7.3 has been satisfied (the “Company Closing Certificate”);

(iii) a certificate, dated as of the Closing Date and executed on behalf of the Company by its Chief Executive Officer, certifying the (A) Company’s Amended and Restated Articles of Association as in effect immediately prior to the Closing (the “Charter Documents”) and (B) the Board Action and the Shareholder Consent (including a certification that, as of the Closing Date, such resolutions remain in full force and effect and have not been amended, rescinded or modified), and (C) the incumbency and signatures of the officers of the Company executing this Agreement or any other Transaction Document (the “Company Officer’s Certificate” and together with the Acquirer Officer’s Certificate, the “Officer’s Certificates”);

(iv) an invoice (including Tax Forms) from each advisor or other service provider to any of the Acquired Companies (other than any Employee, director or officer of any of the Acquired Companies), in each case dated no more than three (3) Business Days prior to the Closing Date, with respect to all their respective Transaction Expenses set forth in the Spreadsheet, and written acknowledgments pursuant to which each such advisor or other service provider states the total amount of Transaction Expenses owed to such Person and that, upon payment of such amount at the Closing (or when otherwise due), such Person shall be paid in full and shall not be owed any other amount by any of Acquirer, the Company or their respective Affiliates (each, an “Invoice”);

(v) a resignation letter in the form attached hereto as Schedule 1.2(b)(vi), executed by each director and statutory officer of the Company and each of its Subsidiaries in office immediately prior to the Closing, in each case, effective immediately prior to the Closing (the “Company D&O Resignation Letter”);

(vi) (A) a certificate from the Israeli Registrar of Companies certifying that the Company is registered under Israeli Law since its date of incorporation and dated as of not earlier than seven (7) Business Days prior to the Closing Date, and (B) a certificate from any applicable jurisdiction dated as of not earlier than seven (7) Business Days prior to the Closing Date, certifying that any applicable Subsidiary is in good standing in its place of incorporation and in any jurisdiction where it is qualified to do business;

(vii)  evidence reasonably satisfactory to Acquirer of the termination or waiver of any rights of first refusal, redemption rights, conversion rights and rights of notice of any Company Securityholder with respect to any of the Transactions, effective as of, and contingent upon the Closing;

(viii) the Spreadsheet, completed to include all of the information specified in Section 6.5 in a form similar to the Signing Spreadsheet and satisfactory to Acquirer, and a certificate executed by the Chief Executive Officer of the Company, dated as of the Closing Date, certifying on behalf of the Company that the Spreadsheet is true, correct and complete;

(ix) evidence reasonably satisfactory to Acquirer of (A) the Company’s and its Subsidiary’s receipt of all consents, waivers and approvals listed on Schedule 1.3(b)(xiii)(A) and (B) the amendment or termination, as applicable, of each of the Contracts listed on Schedule 1.2(b)(x)(B), as described therein;

(x) a USB, CD or DVD-ROM, or URL link containing a complete copy of the contents of data room as of immediately prior to the Closing; subject at all times to the confidentiality obligation of the Acquirer under the MNDA;

(xi)  evidence that the Company has purchased the D&O Tail Policy;

(xii) the (A) Escrow Agreement and (B) Paying Agent Agreement, duly executed by Shareholders’ Agent and the Escrow Agent and Paying Agent, as applicable;

(xiii) an Option Surrender Agreement, in the form attached hereto as Schedule 1.2(b)(xiii) (an “Option Surrender Agreement”), in respect of each In-the-Money Vested Company Option, duly executed by all holders of In-the-Money Vested Company Options and the Company;

(xiv) evidence that (i) a vote of the shareholders was solicited in conformance with Section 280G of the Code and the requisite shareholder approval was obtained with respect to any Waived Section 280G Payments (the “280G Shareholder Approval”), or (ii) the 280G Shareholder Approval was not obtained and as a consequence, such Waived Section 280G Payments shall not be made or provided to the extent they would cause any amounts to constitute “parachute payments” ;

(xv) The Company Securityholders shall have received the 102 Tax Ruling (or the 102 Interim Ruling), in the form and format acceptable to them; and

(xvi) the shareholders registry of the Company, duly executed by an authorized officer or director of the Company, evidencing the transfer and ownership of all of the Company Shares to Acquirer, as well as a share certificate registered in the name of the Acquirer, representing ownership of one hundred percent (100%) of the Company Shares, and, as soon as reasonably practicable after Closing, evidence from the Israeli Registrar of Companies confirming the Acquirer's ownership of 100% of the Company Shares and the effectiveness of the Director Resignations (as defined below).

(xvii) Evidence reasonably satisfactory to Acquirer that the credit line facility with Bank Leumi has been fully terminated and that there are no outstanding obligations, liabilities, or indebtedness of the Company and its Subsidiaries.

(xviii) Evidence that all the liens and/or the pledges of the Company and its Subsidiaries have been released.

Receipt by Acquirer of any of the agreements, instruments, certificates or documents delivered pursuant to this Section 1.2(b) shall not be deemed to be an agreement by Acquirer that the information or statements contained therein are true, correct or complete, and shall not diminish Acquirer’s remedies hereunder if any of the foregoing agreements, instruments, certificates or documents are not true, correct or complete.

(c) Rights Not Transferable. The rights of the Company Securityholders under this Agreement as of immediately prior to the Closing are personal to each such Company Securityholder and shall not be transferable for any reason, other than by operation of law, will or the laws of descent. Any attempted transfer of such right by any holder thereof (other than as permitted by the immediately preceding sentence) shall be null and void.

1.3 Surrender of Certificates.

(a) Certificate Exchange Procedures.

(i) At the Closing, Acquirer shall cause to be deposited with ESOP Management and Trust Services Ltd. (the “Paying Agent”) an amount of cash sufficient to pay the Closing Cash Consideration, Escrow Amount, Shareholders’ Agent Expense Amount, the Estimated Transaction Expenses (and shall instruct the Paying Agent to pay the Transaction Expenses to such account or accounts as are designated in the applicable Invoices by the Company in the Spreadsheet, in each case, subject to the withholding provisions of Section 1.1(d)), the Estimated Company Debt (and shall instruct the Paying Agent to pay such Company Debt in accordance with the terms of the applicable Payoff Letter delivered by the Company to Acquirer (or if no such instructions have been provided by such creditor or recipient thereof, the instructions provided by the Company in the Spreadsheet)).

(ii) At the Closing and upon the effectiveness of the Share Purchase, Acquirer, and the Shareholders’ Agent shall enter with the Paying Agent into a Paying Agent Agreement in the form attached hereto as Schedule 1.3(a)(ii) (the “Paying Agent Agreement”), which shall provide for the payment specified under clause (i) above to the Company Securityholders subject to the withholding provisions of Section 1.1(c), all as set forth in the Spreadsheet and in accordance with Section 1.1. To the extent not previously delivered, as soon as reasonably practicable after the Closing, Paying Agent shall deliver to each such Company Securityholder receiving a portion of the Closing Cash Consideration, a transmittal letter in the Paying Agent’s standard form (the “Letter of Transmittal”), and each such Company Securityholder shall fill in its applicable Letter of Transmittal and shall return such document to the Paying Agent signed, and shall surrender to the Paying Agent all of the certificates or instruments required to be so delivered (the “Converting Instruments”). Notwithstanding anything to the contrary herein, any portion of the Closing Cash Consideration is payable or otherwise deliverable pursuant to this Agreement in respect of any Company 102 Shares or In-the-Money Vested Company Options that are Company 102 Options or Company 3(i) Options, shall be delivered by the Paying Agent to the 102 Trustee, which will hold and release such payment in accordance with the provisions of Sections 102 and 3(i) of the Israeli Income Tax Ordinance and in accordance with the provisions of the 102 Tax Ruling (or the 102 Interim Ruling).

(iii) If any certificates representing Company Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen, or destroyed and upon delivery of such affidavit, the Paying Agent will pay in respect of such Person’s Company Shares represented by such lost, stolen or destroyed certificate the applicable portion of the Closing Cash Consideration due at Closing pursuant to Section 1.1.

(b) Escrow. Notwithstanding anything to the contrary in the other provisions of this Article I, at the Closing, a portion of the Closing Cash Consideration due at Closing equal to the Escrow Amount shall not be paid to the Company Securityholders, but shall instead be deposited by the Paying Agent with the Escrow Agent to be further deposited into a separate escrow account (the “Escrow Account”) for the purpose of securing the obligations of the Indemnifying Parties under Article IX of this Agreement. The Escrow Amount in the Escrow Account shall be distributed in accordance with the terms of this Agreement and the Escrow Agreement..

(c) Shareholders’ Agent Expense Amount. A portion of the Closing Cash Consideration otherwise payable to the Indemnifying Parties equal to the Shareholders’ Agent Expense Amount, shall not be paid at the Closing Date to the Indemnifying Parties, but shall instead be deposited by Acquirer with the Paying Agent to be used for the direct payment, of, or reimbursement of the Shareholders’ Agent for, third party expenses incurred by the Shareholders’ Agent (or on his behalf) in connection with this Agreement and the agreements ancillary hereto. As soon as practicable following the completion of the Shareholders’ Agent’s responsibilities, the Paying Agent shall, as instructed by the Shareholders’ Agent, release any remaining balance of the Shareholders’ Agent Expense Account to the Indemnifying Parties in accordance with each such Indemnifying Party’s Pro Rata Share of such amount.

1.4 Company Net Working Capital Adjustment.

(a) Concurrently with the execution of this Agreement by the Company, the Company shall deliver to the Acquirer a schedule certified by the Chief Financial Officer of the Company on behalf of the Company setting forth such items required to be included in the Spreadsheet, as of such date (the “Signing Spreadsheet”). Pursuant to Section 6.5, the Company shall deliver the Spreadsheet to Acquirer not later than five (5) Business Days prior to the Closing Date, certified by the Chief Financial Officer of the Company on behalf of the Company, dated as of the Closing Date.

(b) Within 90 days after the Closing, Acquirer shall deliver to the Shareholders’ Agent a notice (the “Acquirer NWC Notice”) setting forth Acquirer’s calculation of Company Cash, Company Debt, Transaction Expenses and the Closing Net Working Capital Adjustment and the amount by which Company Cash, Company Debt, Transaction Expenses or Company Net Working Capital as calculated by Acquirer is more or less than Estimated Company Cash, Estimated Company Debt, Estimated Transaction Expenses or the Estimated Closing Net Working Capital Adjustment, in each case together with supporting documentation, information and calculations (including without limitation a consolidated balance sheet of the Company as of the Closing). Any matters not expressly set forth in the Acquirer NWC Notice shall be deemed to have been accepted by the Acquirer.

(c) The Shareholders’ Agent, after receiving any relevant information which it may reasonably request, may object to the calculation of Company Cash, Company Debt, Transaction Expenses or Closing Net Working Capital Adjustment set forth in the Acquirer NWC Notice by providing written notice of such objection to Acquirer within 30 days after Acquirer’s delivery of the Acquirer NWC Notice (the “Notice of Objection”), together with supporting documentation, information and calculations. Any matters not expressly set forth in the Notice of Objection shall be deemed to have been accepted by the Shareholders’ Agent on behalf of the Indemnifying Parties.

(d) If the Shareholders’ Agent timely provides the Notice of Objection, then Acquirer and the Shareholders’ Agent shall confer in good faith for a period of up to 15 Business Days following delivery of the Notice of Objection in an attempt to resolve any disputed matter set forth in the Notice of Objection, and any resolution by them shall be in writing and shall be final and binding on the parties hereto and the Indemnifying Parties.

(e) If, after the 15 Business Day period set forth in Section 1.4(d), Acquirer and the Shareholders’ Agent cannot resolve any matter set forth in the Notice of Objection, then Acquirer and the Shareholders’ Agent shall engage EY Israel or, if such firm is not able or willing to so act, another internationally recognized auditing firm acceptable to both Acquirer and the Shareholders’ Agent and independent of both the Company and Acquirer (the “Reviewing Accountant”) to review only the matters in the Notice of Objection that are still disputed by Acquirer and the Shareholders’ Agent. The Reviewing Accountant shall base its review solely on the presentations and supporting material provided by the parties and not on an independent review. After its review, the Reviewing Accountant shall promptly (and in any event within 60 days following its engagement) determine the resolution of such remaining disputed matters, which determination shall be final and binding on the parties hereto and the Indemnifying Parties, and the Reviewing Accountant shall provide Acquirer and the Shareholders’ Agent with a calculation of Company Cash, Company Debt, Transaction Expenses and Closing Net Working Capital Adjustment in accordance with such determination.

(f) If the sum of (such sum, the “Final Amount”), without duplication, (i) Closing Net Working Capital Adjustment as finally determined pursuant to Section 1.4(c), Section 1.4(d) and/or Section 1.4(e), as the case may be, plus (ii) the Company Cash as finally determined pursuant to Section 1.4(c), Section 1.4(d) and/or Section 1.4(e), as the case may be, less (iii) the Company Debt as finally determined pursuant to Section 1.4(c), Section 1.4(d) and/or Section 1.4(e), less (iv) the Transaction Expenses as finally determined pursuant to Section 1.4(c), Section 1.4(d) and/or Section 1.4(e), as the case may be, is less than the sum of (such sum, the “Closing Amount”) (A) the Closing Net Working Capital Adjustment as set forth in the Spreadsheet (the “Estimated Closing Net Working Capital Adjustment”), plus (B) the Company Cash as set forth in the Spreadsheet (the “Estimated Company Cash”), less (C) the Company Debt as set forth in the Spreadsheet (the “Estimated Company Debt”) less (D) the Transaction Expenses (expressed as a positive number) as set forth in the Spreadsheet (the “Estimated Transaction Expenses” and the Final Amount less the Closing Amount, the “Final Adjustment”), then within two (2) Business Days of final determination of the Final Adjustment and without any dispute by the parties hereto, the Escrow Agent shall, upon Acquirer’s direction, immediately deliver from the Escrow Amount to Acquirer the amount of the Final Adjustment; provided, that if the funds in the Escrow Account are insufficient to pay the full Final Adjustment to Acquirer, Acquirer shall be indemnified for the full amount of such shortfall by the Indemnifying Parties in accordance with each such Indemnifying Party’s Pro Rata Share, in any such case by wire transfer of immediately available funds and without any dispute by the Shareholders’ Agent or Indemnifying Parties; provided that, for the avoidance of doubt, such indemnification shall not exceed the Closing Cash Consideration actually paid to such Indemnifying Party other than in the event of fraud committed by a certain Indemnifying Party or fraud such Indemnifying Party had actual knowledge of, in which case the aforesaid limitation shall not apply.

(g) If the Final Amount shall be greater than the Closing Amount, then within two (2) Business Days of final determination of the Final Adjustment and without any dispute by the parties hereto, Acquirer shall pay the amount of such difference, if any, between the Final Amount and the Closing Amount to the Paying Agent for further payment to the Company Securityholders in accordance with each such Company Securityholder's Pro Rata Share of such amount.

(h) If the Final Amount is neither greater than nor less than the Closing Amount, then there will be no additional adjustments, and the Final Adjustment will be deemed to be $0, including, for the avoidance of doubt, in respect of the Company Securityholders’ rights to receive their Pro Rata Share of the Final Adjustment pursuant to Section 1.1.

(i) The fees, costs and expenses, if any, of the Reviewing Accountant shall be paid pro rata by Acquirer on the one hand and by the Shareholders’ Agent on the other hand on behalf of the Company Securityholders from the Shareholders’ Agent Expense Account based on the inverse of the percentage that the Reviewing Accountant’s determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Reviewing Accountant.

(j) The Final Adjustment amount shall be treated as an adjustment to the Closing Cash Consideration payable at Closing for Tax purposes, unless otherwise required by Applicable Law.

1.5 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other Taxes and fees (including any penalties and interest) that become payable in connection with the transactions contemplated by this Agreement, except, for avoidance of doubt, any income taxes applicable to the Company Securityholders with respect to the sale and/or cancellation of their Securities hereunder, which shall be their sole responsibility.(“Transfer Taxes”) shall be borne by the party responsible and required by Applicable Law to file any Tax Return with respect to Transfer Taxes in the time and manner prescribed by Applicable Law.

1.6 Taking of Necessary Action; Further Action. Prior to the Closing, Acquirer, the Company and each Company Securityholder, as applicable, shall sign and deliver any documents and instruments and take any further action that is reasonable necessary to effect the Closing and to carry out the purposes of this Agreement and to vest Acquirer, with full right, title and interest in and to the Company Shares. If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Company or Acquirer, with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Company and its Subsidiaries, the officers and directors of the Company and Acquirer are fully authorized, in the name and on behalf of the Company and its Subsidiaries or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.

1.7 Waiver and Release of Claims.

(a) Effective for all purposes as of and subject to the Closing, each Company Securityholder, severally and not jointly with any other Company Securityholder, acknowledges and agrees on behalf of itself and each of its agents, trustees, beneficiaries, directors, officers, Affiliates, estate, successors and assigns (each, a “Releasing Party”) that each hereby releases and forever discharges, to the fullest extent permitted by Law, the Company, each Company Securityholder and Acquirer (each a “Beneficiary”) and each of such Beneficiary’s respective subsidiaries, affiliates, directors, officers, employees, representatives, agents, members, stockholders, successors, predecessors and assigns (each, a “Released Party” and collectively, the “Released Parties”) from any and all Shareholder Claims such Releasing Party may have or assert against any of the Released Parties, in each case whether known or unknown, or whether or not the facts that could give rise to or support a Shareholder Claim are known or should have been known; except with regard to (i) its rights pursuant to this Agreement, the other Transaction Documents and the Transactions; (ii) rights to indemnification of directors and officers under or related to any indemnification or exculpation obligations set forth in the Company’s existing organizational documents; (ii) rights or claims under the D&O Tail Policy; or (iii) with respect to Elbit Systems C4I And Cyber Ltd. (“ESLC”) only, (1) the Commercial Agreement dated October 2, 2019, as amended by that certain Amendment to Commercial Agreement dated May 18, 2021, between (a) Robo-Team Defense Ltd. and Robo-Team NA, Inc.; and (b) ESLC as amended and terminated as of Closing; and (2) the Teaming and Business Development Agreement dated May 15, 2022, by and between Flying Production Ltd. (an Affiliate of ESLC), Robo-Team Defense Ltd. and Mistral Inc as amended and terminated as of Closing. In this Agreement a “Shareholder Claim” shall mean any claims, suits, demands, causes of action, cross-claims, counter claims, compensatory damages, liquidated damages, punitive or exemplary damages, other damages, contracts, covenants, obligations, debts, costs, expenses, attorneys’ fees and liabilities claim or other rights, of whatever kind or nature, in law or in equity, by statute or otherwise, related to the Company, in each case, arising out of anything done, omitted, suffered or to be done by the Released Parties prior to the Closing, including without limitation: (i) with regard to any Company Securities other than the Company Securities set forth in the Spreadsheet with respect to such Person, (ii) to receive any portion of the Closing Cash Consideration or any other form, amount or value of consideration payable to any Company Securityholder pursuant to the terms of this Agreement, other than as specifically set forth in the Spreadsheet (subject to any adjustments contemplated in this Agreement), or (iii) with respect to the authority or enforceability to enter into this Agreement, the Share Purchase or any of the Transactions, but (B) specifically excluding (i) Acquirer’s failure to pay the Closing Cash Consideration in accordance with and subject to the provisions of this Agreement (subject to any adjustments contemplated in this Agreement) or other breach by Acquirer of this Agreement or any of the other Transaction Documents, and (ii) rights relating to any employment payment, including salary, bonuses, accrued vacation, any other employee compensation and/or benefits, any amounts set forth in this Agreement to be paid to such Releasing Party and unreimbursed expenses (provided all such salary payments shall be only in the ordinary course of business or otherwise specified in the Company Disclosure Schedule).

(b) Each Company Securityholder hereby confirms, acknowledges, represents and warrants that he, she or it: (A) (i) examined the Spreadsheet and is entitled only to the distribution set forth in the Spreadsheet (subject to any changes and adjustments contemplated in this Agreement); and (ii) waives, subject to Closing, any right to receive consideration other than as set forth in the Spreadsheet (subject to any adjustments contemplated in this Agreement) (including for any interest payments, the method of determination or calculation of any of the values or allocations pursuant to this Agreement, any preferential or other amount resulting from its investment in the Company or the purchase of Company Securities (e.g. in the form of indemnification), the conversion of Company Shares, any other rights of any nature under the Charter Documents, or any Shareholders Agreement, which the Company Shareholders and/or its successors and assignees ever had, now have or hereafter can, shall or may have, at any time, due to actions or events that occurred prior to Closing which do not conform or are not consistent with the terms of this Agreement and the consideration attributed to such Company Shareholders in the Spreadsheet); (B) hereby, subject to Closing, terminates and waives any rights, powers and privileges such Company Securityholder has or may have pursuant to any “Shareholders Agreement” (which for purposes of this Agreement will be defined as any investors rights agreement, registration rights agreement or shareholders agreement entered into by such Company Securityholders with respect to the Company) or any right to make a claim or demand for any discrepancy between any Shareholders Agreement, share purchase agreement or convertible loan agreement entered into by such Company Shareholder and the provisions of this Agreement and his, her or its entitlement pursuant to such agreements.

(c) Notwithstanding anything to the contrary, should any portion or provision of this release (including, without limitation, any portion or provision of any section of this release) be found, held, declared, determined, or deemed by any court of competent jurisdiction to be void, illegal, invalid or unenforceable under any Applicable Law, (a) the legality, validity, and enforceability of the remaining portions and provisions will not be affected and (b) the parties hereto shall use all reasonable efforts to replace such void, illegal, invalid or unenforceable portion or provision with a valid and enforceable portion or provision that shall achieve, to the greatest extent possible, the economic, business and other purposes of such void, illegal, invalid or unenforceable portion or provision (and if not possible, the illegal, invalid, or unenforceable portion or provision will be deemed not to be a part of this release).

Article II
Representations and Warranties of the Company

Subject to the disclosures set forth in the disclosure letter of the Company delivered to Acquirer concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (each of which disclosures, in order to be effective, shall clearly indicate the Section and, if applicable, the Subsection of this Article II to which it relates (unless and only to the extent the relevance to other representations and warranties is readily apparent from the actual text of the disclosures without any reference to extrinsic documentation or any independent knowledge on the part of the reader regarding the matter disclosed), and each of which disclosures shall also be deemed to be representations and warranties made by the Company to Acquirer under this Article II), the Company represents and warrants to Acquirer as follows (and any reference to the Company shall be deemed reference to each of the Company’s Subsidiaries as well, unless specifically stated otherwise or unless the context of the representation expressly implies otherwise):

2.1 Organization, Standing, Power and Subsidiary.

(a) The Company and its Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and the Company is not registered by the Israeli Registrar of Companies as a “violating company” as such term is defined under Section 362a of the Israeli Companies Law, and it has not received any notice or warning concerning any intention of the Israeli Registrar of Companies to declare that the Company is a “violating company”. Each of the Company and its Subsidiary has the corporate power to own, operate, use, distribute and lease its properties and to conduct the Business and is duly licensed or qualified to do business and is in good standing in each jurisdiction where the failure to be so qualified or in good standing, individually or in the aggregate with any such other failures, would reasonably be expected to have a Material Adverse Effect with respect to the Company and its Subsidiary taken as a whole. The Company and its Subsidiary, since their applicable inception, have had no Equity Interest, whether direct or indirect, in, any corporation, partnership, limited liability company, joint venture or other business entity (other than with respect to the Company’s holding of Equity Interests in the Subsidiary). Except as set forth in Schedule 2.1(a) of the Company Disclosure Letter, there are no outstanding and currently effective powers of attorneys executed by or on behalf of the Company or its Subsidiary (except, in the case of the Subsidiary, in favor of the Company). The Company has made available to Acquirer accurate and complete copies of the Charter Documents of the Company and the organizational documents of its Subsidiary, as amended to date and currently in effect, which documents are in full force and effect, and neither the Company nor its Subsidiary is, in any material respect, in default under or in violation of any provisions thereof.

(b) Neither the Company nor any of its shareholders has ever approved or commenced any proceeding or made any election contemplating the dissolution or liquidation of the Company or the Subsidiary or the winding up or cessation of the business or affairs of the Company or the Subsidiary.

(c) Schedule 2.1(c) of the Company Disclosure Letter sets forth a true, correct and complete list of: (i) the names of the members of the Board and the board of directors (or similar body) of the Subsidiary, (ii) the names of the members of each committee of the Board and the board of directors (or similar body) of the Subsidiary and (iii) the names and titles of the officers of each of the Company and its Subsidiary.

(d) The Company has not conducted any business under or otherwise used, for any purpose or in any jurisdiction, any fictitious name, assumed name, or other name, other than (1) its corporate name as set forth in this Agreement or (ii) any of its trademarks.

(e) Neither the Company nor the Subsidiary is, or has ever been, bankrupt or insolvent, and has not proposed a voluntary arrangement or made or proposed any arrangement or composition with such Company’s or Subsidiary’s creditors or any class of such creditors, and no petition in respect of any such arrangement or composition has been presented. The consummation of the Share Purchase and the other Transactions shall not constitute a fraudulent transfer by the Company or the Subsidiary under applicable bankruptcy and other similar laws relating to bankruptcy and insolvency.

2.2 Capital Structure.

(a) The authorized share capital of the Company consists solely of: (i) 871,812 Company Ordinary Shares, (ii) 102,000 Preferred A Shares; (iii) 94,714 Preferred B Shares ; (iv) 131,592 Preferred C Shares ; (v) 220,325 Preferred D Shares; (vi) 164,936 Preferred E Shares and (vii) 73,043 Preferred E-1 Shares, of which 778,938 , are issued and outstanding as of the Agreement Date and there are no other issued and outstanding shares of Company Shares and no commitments or Contracts to issue any shares of Company Shares other than pursuant to the exercise of Company Options under the Company Option Plans that are outstanding as of the Agreement Date. Neither the Company nor its Subsidiary hold any treasury shares. Schedule 2.2(a) of the Company Disclosure Letter sets forth, as of the Agreement Date, (i) a true, correct and complete list of the Company Shareholders that are the registered owners of any Company Shares and the number and type of such shares so owned by such Company Shareholder and any beneficial holders thereof, if applicable, (ii) the number of Company Ordinary Shares that would be owned by such Company Shareholder assuming conversion of all Company Preferred Shares so owned by such Person after giving effect to all anti-dilution and similar adjustments in accordance with the Charter Documents or any Contract to which the Company is a party or by which the Company is bound, and (iii) the number of such Company Ordinary Shares that are not vested under the terms of any Contract with the Company (including any share option agreement, share option exercise agreement or restricted share purchase agreement) as of the Agreement Date (the “Unvested Company Shares”), including, as applicable, the number and type of such Unvested Company Shares, the per share purchase price paid for such Unvested Company Shares, the vesting schedule in effect for such Unvested Company Shares (and the terms of any acceleration thereof), the per share repurchase price payable for such Unvested Company Shares and the length of the repurchase period following the termination of service of the holder of such Unvested Company Shares. All issued and outstanding shares of Company Shares are duly authorized, validly issued, fully paid and non-assessable and are free of any Encumbrances other than restrictions on transfer under applicable securities Laws and/or under the Charter Documents.

(b) None of the Company nor its Subsidiary has ever declared or paid any dividends on any shares of Company Shares. There is no Liability for dividends accrued and unpaid by the Company or its Subsidiary. All issued and outstanding shares of Company Shares and Company Options were issued, in compliance with Applicable Law and all requirements set forth in the Charter Documents, the Company Option Plans (if applicable) and any applicable Contracts to which the Company or its Subsidiary is a party or by which the Company or its Subsidiary or any of their respective assets are bound.

(c) The Company has reserved 256,421 Company Ordinary Shares for issuance to employees, non-employee directors and consultants pursuant to the Company Option Plan, of which 206,000 Company Ordinary Shares are subject to outstanding and unexercised Company Options, and 14,769 Company Ordinary Shares remain available for issuance thereunder. Schedule 2.2(c) of the Company Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of all holders of outstanding Company Options, whether or not granted under the Company Option Plans, including the number of Company Ordinary Shares subject to each Company Option, the number of such shares that are vested or unvested, the date of grant of such Company Option, the vesting commencement date, the vesting schedule (and the terms of any acceleration thereof), the exercise price per share, , the term of each Company Option, the Company Option Plan under which such Company Option was granted (if any), the country and state, if applicable, of residence of such holder, whether each such Company Option was granted and is subject to Tax pursuant to Section 3(i) of the Israeli Income Tax Ordinance or Section 102 of the Israeli Income Tax Ordinance and the applicable sub-section of Section 102 of the Israeli Income Tax Ordinance, and for Company Options subject to Section 102(b)(2) of the Israeli Income Tax Ordinance the date of deposit of such Company Option with the 102 Trustee.

(d) Schedule 2.2(d) of the Company Disclosure Letter indicates which holders of outstanding Company Options are not employees of the Company or the Subsidiary (including non-employee directors, consultants, vendors, service providers or other similar Persons), including a description of the relationship between each such Person and the Company or the Subsidiary, as applicable. True, correct and complete copies of each Company Option Plan and all forms of agreements and instruments relating to or issued under each Company Option Plan (including, except as set forth under Schedule 2.2(d)(i) of the Company Disclosure Letter, executed copies of all Contracts relating to each Company Option and the Company Ordinary Shares purchased under such Company Option) have been provided to Acquirer, and such Company Option Plans and forms and terms have not been amended, modified or supplemented since being provided to Acquirer, and there are no agreements, understandings or commitments to amend, modify or supplement such Company Option Plans or forms and terms in any case from those provided to Acquirer .. The terms of the Company Option Plans permit the treatment of Company Options as provided herein and other than as set forth in Schedule 2.2(d) of the Company Disclosure Letter, there will be no acceleration of the exercise schedule or vesting provisions in effect for any outstanding Company Options whether under the Company Options Plans or otherwise.

(e) Except as set forth in Schedule 2.2(e) of the Company Disclosure Letter, all Company 102 Options currently outstanding and granted by the Company to its officers and employees in Israel were granted under employee option plans approved by the ITA under the capital gains route of Section 102 of the Israeli Income Tax Ordinance. The Company has complied with all of the requirements under such Section 102 and the regulations promulgated thereunder in all respects.

(f) Except as set forth on Schedule 2.2(f) of the Company Disclosure Letter, the Company has never repurchased, redeemed or otherwise reacquired any of its Company Shares or Company Options, or other Equity Interests.

(g) As of the Closing, (i) the number of Company Shares set forth in the Spreadsheet as being owned by a Person, or subject to Company Options owned by such Person, will constitute the entire interest of such Person in the issued and outstanding Company Shares or any other Equity Interests of the Company, (ii) no Person not disclosed in the Spreadsheet owns or will have a right to acquire from the Company or its Subsidiary any shares of Company Shares, Company Options, or any other Equity Interests of the Company or its Subsidiary and (iii) the shares of Company Shares, Company Options and/or disclosed in the Spreadsheet will be free and clear of any Encumbrances.

(h) Except for the equity interests identified in Schedule 2.2(a) of the Company Disclosure Letter, neither the Company not its Subsidiary owns, beneficially or otherwise, any units or other securities of, or any direct or indirect equity, voting, beneficial ownership interest in, any other Person and neither the Company nor its Subsidiary has agreed or is obligated to make any future investment in or capital contribution to any Person (other than with respect to the Company’s holding of Equity Interests in the Subsidiary).

2.3 Authority; Non-Contravention.

(a) Authority. The Company has all requisite corporate power and authority to enter into this Agreement and the other Transaction Documents to which it is a party and to consummate the Transactions. The execution and delivery of this Agreement and the other Transaction Documents to which the Company is a party and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of the Company. Each Transaction Document to which the Company is a party has been duly executed and delivered by the Company and, assuming the due execution and delivery of such Transaction Document by the other parties hereto, constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms subject only to the effect, if any, of (i) applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The Board, by resolutions duly adopted (and not thereafter modified or rescinded) by the unanimous vote of the Board, has (x) approved this Agreement and approved the Share Purchase and the other Transactions and determined that this Agreement and the Transactions, including the Share Purchase, upon the terms and subject to the conditions set forth herein, are advisable, and in the best interests of the Company and the Company Shareholders, (y) approved this Agreement in accordance with the provisions of Israeli Law and the Charter Documents and (z) recommended that all of the Company Shareholders approve and execute this Agreement (the “Board Action”). The Shareholder Consent constitutes the only vote or approval of, or waiver by, any holder of any class or series of Company Shares necessary to adopt and approve this Agreement, the other Transaction Documents, and the Transactions under Applicable Laws, the Charter Documents, any Contracts by which the Company is bound and/or a party, or otherwise. The Company and its Subsidiary and the Transactions are not, and by the passage of time or notice or both will not be, subject to, and no Person has Acquisition Rights or, to the Company Knowledge, other rights that could affect or threaten the Company or any Company Securityholder’s compliance with any of the obligations under this Agreement, or any of the other Transaction Documents.

(b) The execution and delivery of this Agreement and the other Transaction Documents to which the Company is a party by the Company does not, and the consummation of the Transactions will not, (i) result in the creation of any Encumbrance, on any of the material assets of the Company or its Subsidiary or any of the shares of Company Shares, (ii) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of the Charter Documents of the Company or its Subsidiary, in each case as amended to date, or any resolution adopted by the Company Shareholders or Board, (B) any Contract of the Company or its Subsidiary or any Contract applicable to any of the material properties or assets of the Company or its Subsidiary, or (C)  any Applicable Law, or (iii) to the Company’s Knowledge, contravene, conflict with or result in a violation of, or give any Governmental Entity or other Person the right to challenge any of the transactions contemplated by this Agreement or to exercise any remedy or obtain any relief under, Israeli Law or any Order to which the Company or its Subsidiary or any of the assets owned or used by the Company or its Subsidiary, is subject.

(c) Except as set forth in Schedule 2.3(c), no consent, approval, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity or any other Person is required by or with respect to the Company or the Subsidiary in connection with the execution and delivery of this Agreement or any other Transaction Document to which the Company is a party or the consummation of the Transactions, (including any filings and notifications as may be required to be made by the Company in connection with the Share Purchase under the Israeli Economic Competition Law, 5748-1988, antitrust laws and other Applicable Law), except for such consents, approvals, Orders, authorizations, registrations, declarations, filings and notices that, if not obtained or made, would not adversely affect, and would not reasonably be expected to adversely affect, the Company’s or the Subsidiary’s ability to perform or comply with the covenants, agreements or obligations of the Company herein or in any other Transaction Document to which the Company is a party or to consummate the Transactions in accordance with this Agreement or any other such Transaction Document and Applicable Law.

(d) Assuming the consents set forth in Schedule 2.3(c) above are obtained, the execution and delivery of this Agreement by the Company does not, and the consummation of the Transactions will not contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Entity the right to revoke, withdraw, suspend, cancel, terminate or modify, any authorization from a Governmental Entity that is held by the Company or its Subsidiary that otherwise relates to the Company’s or the Subsidiary’s Business or to any of the assets owned or used by the Company.

2.4 Financial Statements; No Undisclosed Liabilities.

(a) The Company has delivered to Acquirer its audited, consolidated financial statements for the fiscal year ended December 31, 2024 and its unaudited, consolidated financial statements for September 30, 2025 and the nine month period ended September 30, 2025, and the trial balance and ledgers for September 30, 2025 and the nine months period ended September 30, 2025 (including, in each case, balance sheets, statements of operations and statements of cash flows and notes) (collectively, the “Financial Statements”), which are included as Schedule 2.4(a) of the Company Disclosure Letter. The Financial Statements (i) are derived from and in accordance with the books and records of the Company and its Subsidiary, (ii) are complied as to form with applicable accounting requirements with respect thereto as of their respective dates, (iii) fairly and accurately present the consolidated financial condition of the Company and its Subsidiary at the dates therein indicated and the consolidated results of operations and cash flows of the Company and its Subsidiary for the periods therein specified (subject, in the case of unaudited interim period financial statements, to normal recurring year-end audit adjustments, none of which individually or in the aggregate will be material in amount), (iv) are true, correct and complete, (v) were prepared in accordance with GAAP, except for the absence of footnotes in the unaudited Financial Statements (which would not be material individually or in the aggregate if disclosed or recorded and which are expected to be consistent with past practice), applied on a consistent basis throughout the periods involved, and (vi) have been kept accurately in the ordinary course of business consistent in all material respects with Israeli Law. No basis exists that would require, and no circumstance exists that would reasonably be expected to require, the Company to restate any of the Financial Statements.

(b) Except as set forth in Schedule 2.4(b), neither the Company nor the Subsidiary has any Liabilities of any nature other than (i) those set forth or adequately provided for in the balance sheet included in the Financial Statements (such date, the “Company Balance Sheet Date” and such balance sheet, the “Company Balance Sheet”), (ii) those incurred in the conduct of the Company’s and its Subsidiary’s business since the Company Balance Sheet Date in the ordinary course consistent with past practice that are of the type that ordinarily recur and, individually or in the aggregate, are not material in nature or amount and do not result from any breach of Contract, warranty, infringement, tort or violation of Applicable Law, and (iii) those incurred by the Company and its Subsidiary in connection with the execution of this Agreement or the Transactions, including, for the avoidance of doubt, the Transaction Expenses. Except (i) as set forth in Schedule 2.4(b) and (ii) for Liabilities reflected in the Financial Statements, neither the Company nor the Subsidiary has any off-balance sheet Liability of any nature to, or any financial interest in, any third parties or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of expenses incurred by the Company and its Subsidiary. All reserves that are set forth in or reflected in the Company Balance Sheet have been established in accordance with GAAP consistently applied and are adequate. Without limiting the generality of the foregoing, neither the Company nor the Subsidiary has ever guaranteed any debt or other obligation of any other Person.

(c)  Schedule 2.4(d) of the Company Disclosure Letter sets forth the names and locations of all banks and other financial institutions at which the Company and its Subsidiary maintain an account (whether checking, savings or otherwise), lock box or safe deposit box, and the account numbers thereof and the names of all Persons authorized to make withdrawals therefrom.

2.5 Absence of Changes. Except as set forth in Schedule 2.5 of the Company Disclosure Letter, since the Company Balance Sheet Date, (i) the Company and its Subsidiary have conducted the Business only in the ordinary course of business consistent with past practice, (ii) there has not occurred any Material Adverse Effect with respect to the Company and Subsidiary and (iii) neither the Company nor the Subsidiary has done, caused or permitted any action that would constitute a breach of Section 5.2 if such action were taken by the Company or its Subsidiary, as applicable, without the written consent of Acquirer, between the Agreement Date and the earlier of the termination of this Agreement and the Closing.

2.6 Litigation. Except as set forth in Schedule 2.6, there is no, and has not been during the period commencing on January 1, 2022, a Legal Proceeding to which the Company or its Subsidiary is a party pending before any Governmental Entity, or threatened against the Company or its Subsidiary or, in each case, any of its assets or any of its directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or its Subsidiary), and to the knowledge of the Company, there is not any reasonable basis for any such Legal Proceeding. There is no Order against the Company, or its Subsidiary, or any of their respective assets, any of the Company’s or its Subsidiary’s directors, officers or, to the knowledge of the Company, their employees (in their capacities as such or relating to their employment, services or relationship with the Company or its Subsidiary). To the knowledge of the Company, there is no reasonable basis for any Person to assert a claim against the Company or its Subsidiary or any of their respective assets or any of the Company’s or its Subsidiary’s directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company or its Subsidiary) based upon: (i) the Company or its Subsidiary entering into this Agreement, any of the Transactions or the agreements contemplated by this Agreement, including a claim that such director, officer or employee breached a fiduciary duty in connection therewith, (ii) any confidentiality or similar agreement entered into by the Company or its Subsidiary regarding its assets or (iii) any claim that the Company or its Subsidiary has agreed to sell or dispose of any of its assets to any party other than Acquirer, whether by way of merger, consolidation, sale of assets or otherwise. Neither the Company nor its Subsidiary has any Legal Proceeding pending against any other Person.

2.7 Restrictions on Business Activities. Except as set forth in Schedule 2.7 of the Company Disclosure Letter, there is no Contract or Order binding upon the Company or its Subsidiary that restricts or prohibits the conduct or operation of the Business or, excluding restrictions on the use of Third-Party Intellectual Property contained in the applicable written license agreement therefor, limiting the freedom of the Company or its Subsidiary to (i) engage or participate, or compete with any other Person, in any line of business, market or geographic area with respect to the Company Products or the Company Intellectual Property, or to make use of any Company Intellectual Property, such as any grants by the Company of exclusive rights or licenses thereto, or any Contract granting most favored nation pricing, exclusive sales, distribution, marketing or other exclusive rights, rights of refusal, rights of first negotiation or similar rights and/or terms to any Person, or (ii) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or services.

2.8 Compliance with Laws; Governmental Permits.

(a) The Company and its Subsidiary have complied in all material respects with, are not in violation in any material respect of, and have not received any notices of violation with respect to, Applicable Law.

(b) The Company and its Subsidiary have obtained each material federal, state, county, local or foreign governmental consent, license, permit, grant or other authorization of a Governmental Entity (i) pursuant to which the Company or its Subsidiary currently operates or holds any interest in any of its assets or properties or (ii) that is required for the conduct of the Business or the holding of any such interest (all of the foregoing consents, licenses, permits, grants and other authorizations, collectively, the “Company Authorizations”), and all of the Company Authorizations are in full force and effect. Schedule 2.8(b) of the Company Disclosure Letter identifies each Company Authorization. None of the Company nor its Subsidiary has received any notice or other communication from any Governmental Entity regarding (i) any actual or possible violation of any Company Authorization or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Company Authorization, and to the knowledge of the Company, no such notice or other communication is forthcoming. The Company and its Subsidiary have materially complied with all of the terms of the Company Authorizations and none of the Company Authorizations will be terminated or impaired, or will become terminable, in whole or in part, as a result of the consummation of the Transactions.

2.9 Title to, Condition and Sufficiency of Assets; Real Property.

(a) Except as set forth in Schedule 2.9(a) of the Company Disclosure Letter, each of the Company and its Subsidiary has good title to all of its assets reflected on the Company Balance Sheet (the “Company Assets”), free and clear of all Encumbrances.

(b) Except as set forth in Schedule 2.9(b) of the Company Disclosure Letter, the Company Assets owned or leased by the Company and its Subsidiary (i) constitute all real and personal assets and properties necessary for the Company and its Subsidiaries to conduct, operate, and continue the Business and to fully exploit such Company Assets, products, and services, and (ii) constitute all assets and properties used in the Business, without (A) requiring the Company to acquire or license any other asset, property, or Intellectual Property in order to conduct, operate and continue the Business, or (B) breaching or violating any Contract to which the Company or its Subsidiary is a party or by which its assets are bound.

(c) Schedule 2.9(c) of the Company Disclosure Letter identifies real property leased by the Company or its Subsidiary. Neither the Company nor its Subsidiary currently owns any real property.

2.10 Intellectual Property.

(a) As used herein, the following terms have the meanings indicated below:

(i) “AI” means artificial intelligence systems or models.

(ii) “Company Data” means all data collected, generated, received or otherwise Processed by the Company or its Subsidiary or on their behalf, including in connection with the marketing, delivery, or use of any Company Product, including Company-Licensed Data, Company-Owned Data and Personal Data.

(iii) “Company Data Agreement” means any Contract involving Company Data to which the Company or the Subsidiary is a party or is bound by, except for the standard terms of service entered into by users of the Company Products (copies of which have been made available to Acquirer).

(iv) “Company Intellectual Property” means any and all Company-Owned Intellectual Property and any and all Third-Party Intellectual Property that is licensed to, or otherwise used or held for use by, the Company or the Subsidiary.

(v) “Company Intellectual Property Agreements” means any Contract governing any Company Intellectual Property to which the Company or its Subsidiary is a party or bound by, except for Contracts for Off-the-Shelf Software.

(vi) “Company-Licensed Data” means all Company Data owned, or purported to be owned, by third parties that is Processed by the Company or the Subsidiary.

(vii) “Company-Owned Data” means Company Data the Company or the Subsidiary owns or purports to own.

(viii) “Company-Owned Intellectual Property” means any and all Intellectual Property that is owned or purported to be owned by the Company including Company-Owned Data.

(ix) “Company Privacy Policies” means, collectively, any and all (A) of the Company’s and Subsidiary’s data privacy and security policies, whether applicable internally, or published on Company Websites or otherwise made available by the Company or the Subsidiary to any Person, and (B) public representations (including representations on Company Websites), industry self-regulatory obligations and commitments and Contracts with third parties relating to the Processing of Company Data applicable to the Business of the Company.

(x) “Company Products” means all products or services produced, marketed, licensed, sold, distributed or performed by or on behalf of the Company or its Subsidiary or currently in active development and scheduled to be commercially released within one (1) year of the Closing Date.

(xi) “Company Registered Intellectual Property” means the United States, Israeli, international and foreign: (A) patents and patent applications (including provisional applications), (B) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks, (C) registered Internet domain names and (D) registered copyrights and applications for copyright registration, in each case registered or filed in the name of, or owned or purported to be owned by, the Company.

(xii) “Company Source Code” means, collectively, any software source code or database specifications or designs, or any material proprietary information or algorithm contained in or relating to any software source code or database specifications or designs, of any Company-Owned Intellectual Property or Company Products, all other than Open Source Materials and Integrated Off-the-Shelf Software.

(xiii) “Company Websites” means all web sites owned, operated or hosted by or on behalf of the Company or its Subsidiary or through which the Company or its Subsidiary conducts the Business (including those web sites operated using the domain names listed in Schedule 2.10(c) of the Company Disclosure Letter), and the underlying platforms for such web sites.

(xiv) “ICT Infrastructure” means the information and communications technology infrastructure and systems (including software, hardware, firmware, networks and the Company Websites) that are or have been used in the Business.

(xv) “Integrated Off-the-Shelf Software” means generally, commercially available, off-the-shelf software or SaaS owned by a third party and licensed to, or otherwise used or held for use by, the Company or its Subsidiary, which (A) has not been modified or customized for the Company or its Subsidiary (except for standard integrations) and (B) is licensed for an annual fee under US$30,000.

(xvi) “Intellectual Property” means (A) Intellectual Property Rights and (B) Proprietary Information and Technology.

(xvii) “Intellectual Property Rights” means any and all intellectual property rights and/or proprietary rights, including any and all of the following and all rights in, arising out of, or associated therewith, throughout the world: patents, utility models, and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof and equivalent or similar rights in inventions and discoveries anywhere in the world, including invention disclosures, common law and statutory rights associated with trade secrets, confidential and proprietary information and know-how, industrial designs and any registrations and applications therefor, trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications and any and all goodwill associated with and symbolized by the foregoing items, Internet domain name applications and registrations, social media accounts, Internet and World Wide Web URLs or addresses, copyrights, copyright registrations and applications therefor and all other rights corresponding thereto, database rights, mask works, mask work registrations and applications therefor and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, moral and economic rights of authors and inventors, however denominated and any similar or equivalent rights to any of the foregoing, and all benefits, privileges, causes of action and remedies relating to any of the foregoing.

(xviii) “Off-the-Shelf Software” means generally, commercially available, off-the-shelf software or SaaS owned by a third party and licensed to, or otherwise used or held for use by, the Company or its Subsidiary, which (A) has not been modified or customized for the Company or its Subsidiary, (B) has not been incorporated into, or integrated or bundled with, any Company Product and (C) is licensed for an annual fee under $25,000.

(xix) “Open Source Materials” means (A) software or other material that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License) or (B) any other license or other agreement that requires, as a condition of the use, modification or distribution of software subject to such license or agreement, that such software or other software linked with, called by, combined or distributed with such software be (1) disclosed, distributed, made available, offered, licensed or delivered in source code form, (2) licensed for the purpose of making derivative works, (3) licensed under terms that allow reverse engineering, reverse assembly, or disassembly of any kind, or (4) redistributable at no charge, including any license defined as an open source license by the Open Source Initiative as set forth on www.opensource.org.

(xx) “Proprietary Information and Technology” means any and all of the following: works of authorship, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, assemblers, applets, compilers, user interfaces, application programming interfaces, protocols, architectures, documentation, annotations, comments, designs, files, records, schematics, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, models, tooling, prototypes, breadboards and other devices, trade secrets, know-how, data, data structures, databases, data compilations and collections, inventions (whether or not patentable), invention disclosures, discoveries, improvements, technology, proprietary and confidential ideas and information, tools, concepts, techniques, methods, processes, formulae, patterns, algorithms and specifications, customer lists and supplier lists and any and all instantiations or embodiments of the foregoing or any Intellectual Property Rights in any form and embodied in any media.

(xxi) “Third-Party Intellectual Property” means any and all Intellectual Property owned by a third party.

(b) Status. Except as set forth in Schedule 2.10(b), the Company has full title and exclusive ownership, free and clear of any Encumbrances, of, or the Acquired Companies are duly licensed under or otherwise authorized to use, all Intellectual Property necessary for the conduct of the Business. The Company Intellectual Property collectively constitutes all of the Intellectual Property necessary for Acquirer’s conduct of the Business without (i) the need for Acquirer to acquire or license any other intangible asset, intangible property or Intellectual Property Right or (ii) the breach or violation of any Contracts (disregarding any obligations imposed upon the Acquirer to which the Company is not a party). Neither the Company nor its Subsidiary has transferred ownership of, or granted any exclusive rights in, any Company Intellectual Property to any third party. No third party has any ownership right, title or, interest, or lien on any of the Company-Owned Intellectual Property. The Company exclusively owns all Company-Owned Intellectual Property.

(c) Company Registered Intellectual Property. Schedule 2.10(c) of the Company Disclosure Letter lists all Company Registered Intellectual Property, the jurisdictions in which it has been issued or registered or in which any application for such issuance and registration has been filed or the jurisdictions in which any other filing or recordation has been made, and all actions that are required to be taken by the Company within 60 days following the Agreement Date in order to avoid abandonment of such Company Registered Intellectual Property Rights (including all office actions, provisional conversions, annuity or maintenance fees or re-issuances). Each item of Company Registered Intellectual Property is valid (or in the case of applications, applied for), enforceable and subsisting, and all registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with such Company Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in the United States, Israel or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Company Registered Intellectual Property and recording the Company’s ownership interests therein. Notwithstanding the foregoing, Company did not conduct a freedom to operate study.

(d) Governmental Grants.

(i) Schedule 2.10(d)(i) of the Company Disclosure Letter identifies each past, pending and/or outstanding Governmental Grant (including with respect to “approved enterprise” status) that has been received or applied for by the Company. Except as set forth on Schedule 2.10(d)(i) of the Company Disclosure Letter, the Company has never received or applied for any Governmental Grant. The Company has provided Acquirer accurate and complete copies of: (i) all applications for Governmental Grants and related documents submitted by the Company to any Governmental Entity (ii) all certificates of approval and letters of approval (and supplements thereto) granted to the Company by any Governmental Entity. In each such application submitted by or on behalf of the Company, all information required by such application has been disclosed accurately and completely, and the Company has not made any misstatements of fact or any disclosures that are not accurate or complete(iii) a complete and accurate report of the total amount of the benefits received by the Company under each Governmental Grant, the total outstanding amounts to be paid by the Governmental Entity to the Company under the Government Grants, if any, and the aggregate outstanding obligations under each such Government Grant with respect to royalties applicable thereto and any outstanding amounts otherwise payable under each such Government Grant to the applicable Governmental Entity; (iv) the time period in which the Company received, or will be entitled to receive, benefits under such Governmental Grant; and (v) any Governmental Grant consisting of a Tax incentive (other than incentives generally available by operation of law without application or action by any Governmental Entity). Except for undertakings set forth in letters of approvals which were provided to the Acquirer, there are no undertakings of the Company given in connection with any Governmental Grant. The Company is and has been at all times in compliance with the terms, conditions, requirements and criteria of all Governmental Grants and Applicable Law pertaining thereto, including all reporting requirements as per Applicable Law including, where applicable, the provisions of the Innovation Law. No claim or challenge has been made by any Governmental Entity with respect to the entitlement of any Company to any Government Grant or the compliance with the terms, conditions, obligations or laws relating to Government Grants.

(ii) There is no Governmental Grant applicable to the Company that restricts or limits the ability of the Company to freely and fully transfer, license and/or assign each of the Company Owned Intellectual Property or the Intellectual Property of any of its subsidiaries. None of the Company’s Owned Intellectual Property or of any of its subsidiaries is: (i) subject to the Israeli Research and Development Law or the rules and regulations of the IIA; (ii) funded by the IIA.

(iii) [reserved].

(iv) To the Company’s knowledge, no event has occurred, and no circumstance or condition exists, that would reasonably be expected to give rise to: (1) the annulment, revocation, withdrawal, suspension, cancellation, recapture or modification of any Governmental Grant; (2) the imposition of any limitation on any Governmental Grant or any benefit available in connection with any Governmental Grant; (3) a requirement that the Company return or refund any benefits provided under any Governmental Grant; or (4) an acceleration or increase of royalty payments obligation (including total royalty amount and royalty rate), or obligation to pay additional payments to any Governmental Entity, in each case, other than ongoing royalty payments. The Company has obtained all (if applicable) authorizations and approvals necessary for the consummation of the Share Purchase pursuant to the terms of this Agreement and the consummation of the other transactions contemplated by this Agreement in order to ensure that, the Share Purchase: (x) will not adversely affect the ability of the Company to obtain the benefit of any Governmental Grant for the remaining duration thereof or require any recapture of any previously claimed incentive; and (y) will not result in the failure of the Company to comply with any of the terms, conditions, requirements and criteria of any Governmental Grant or that any Governmental Entity is entitled to recapture, any benefit provided under any Governmental Grant. Except as set forth in Schedule 2.10(d)(iii)of the Company Disclosure Letter, no consent of any Governmental Entity is required to be obtained prior to the consummation of the Share Purchase pursuant to the terms of this Agreement in order to comply with any Israeli Applicable Law or to avoid any increase in royalty rates incurred by the Company under any such Governmental Grant received by the Company or other change in the terms and conditions applicable to the Company under any such Governmental Grant received by the Company. The Company has no Knowledge of an intention to change the terms of any Governmental Grant, except as may result from generally applicable changes to the relevant laws and regulations thereunder.

(v) No Company-Owned Intellectual Property was developed, created, or reduced to practice, in whole or in part, using funding, personnel, facilities or resources provided by any Governmental Entity, agency or private source (except for equity funding not specifically allocated to the development of any specific Company-Owned Intellectual Property), or any university, college, other educational institution, military, multi-national, bi-national or international organization or research center (collectively, “Institutions”).

(e) Company Products. Schedule 2.10(e) of the Company Disclosure Letter lists all Company Products that have been made available for use or purchase by the Company or its Subsidiary in the last 12 months, including any product or service currently under development and scheduled for commercial release within 90 days following the date of this Agreement, for each such Company Product (and each version thereof) identifying its contemplated release date.

(f) No Parallel Engagement. To the Company’s knowledge, at no time during the development, creation, conception of or reduction to practice of any Intellectual Property for the Company or its Subsidiary was any Author (as defined below) subject to any employment or services agreement or invention assignment or nondisclosure agreement or other obligation with any third party that could adversely affect the Company’s rights in such Intellectual Property, such that results in a detrimental effect on Company’s ownership of Company-Owned Intellectual Property or that imposes restrictions thereon or grants such third party any rights thereto. No third party, including any Institution has any claim of right to, ownership of or other encumbrance on any Company-Owned Intellectual Property.

(g) Invention Assignment and Confidentiality Agreement. The Company and its Subsidiary have secured from all (i) current and former founders, consultants, advisors, employees, service providers, and independent contractors and any other individuals or entities (including the Acquired Companies’ officers and directors) who independently or jointly contributed to or participated in the conception, reduction to practice, creation or development of any Intellectual Property for the Company or its Subsidiary and (ii) named inventors of patents and patent applications owned or purported to be owned by the Company or its Subsidiary (any Person described in clause (i) or (ii), an “Author”), a valid, binding and enforceable written Contract providing for an effective assignment to the Company of all rights in the Intellectual Property developed, conceived, invented, discovered, programmed, designed, or reduced to practice (either alone or jointly with others) by them during and as a result of their employment or engagement by the Company or Subsidiary (and in the case of patents and patent applications, such assignments have been recorded with the relevant authorities in the applicable jurisdiction), and an explicit and irrevocable waiver of all rights related thereof (collectively, “PIIA Agreements”). All amounts payable and due, whether under contract or applicable law, by the Acquired Companies to all Authors have been paid in full. It is not necessary to utilize any Intellectual Property of the Authors, made prior to their engagement with the Acquired Companies other than those that have been rightfully assigned to the Acquired Companies pursuant to a PIIA Agreement. The Acquired Companies have not received any claim from any Person for consideration, compensation or royalty payments pursuant to Section 134 to the Israeli Patent Law, 1967 and to the Company’s Knowledge, no reasonable basis exists that could give rise to such a claim.

(h) No Violation. To the Company’s Knowledge, no current or former employee, consultant, advisor or independent contractor of the Company or its Subsidiary: (i) is in violation of any term or covenant of any Contract relating to invention disclosure, invention assignment, non-disclosure or non-competition with any other party by virtue of such employee’s, consultant’s, advisor’s or independent contractor’s being employed by, or performing services for, the Company or its Subsidiary in respect of use of trade secrets or proprietary information of others without permission or (ii) has developed any technology, Intellectual Property, software or other copyrightable, patentable or otherwise proprietary work for the Company or its Subsidiary that is subject to any agreement under which such employee, consultant, advisor or independent contractor has assigned or otherwise granted to any third party any rights (including Intellectual Property Rights) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work. Neither the execution nor delivery of this Agreement will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any Contract of the type described in clause (i).

(i) Confidential Information. The Company and its Subsidiary have taken all commercially reasonable steps to protect and preserve the confidentiality of all confidential or non-public information of the Company and its Subsidiary (including trade secrets) (“Confidential Information”). All current and former employees and contractors of the Company and its Subsidiary and any third party having access to Confidential Information have executed and delivered to the Company or its Subsidiary a written agreement regarding the protection of such Confidential Information. To the Knowledge of the Company, there has been no breach of confidentiality obligations on the part of the Company or its Subsidiary or, to the knowledge of the Company, with respect to Confidential Information by any third-party.

(j) Non-Infringement. To the Knowledge of the Company, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any Company-Owned Intellectual Property by any third party. Neither the Company nor its Subsidiary has brought any Legal Proceeding for infringement or misappropriation of any Company-Owned Intellectual Property. To the Knowledge of the Company, neither the Company nor its Subsidiary has any Liability for infringement or misappropriation of any Third-Party Intellectual Property. To the Knowledge of the Company, the operation of the Business, including (i) the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Company Product and/or Company-Owned Intellectual Property and (ii) the Company’s or its Subsidiary’s use of any material product, device, process or service used in the Business as previously conducted, currently conducted, and as currently proposed to be conducted by the Company or its Subsidiary, has not, does not, and will not , misappropriate, infringes or violate any Third-Party Intellectual Property, materially breach any terms of service, click-through agreement or any other agreement or rules, policies or guidelines applicable to use of such Third-Party Intellectual Property, nor constitute unfair competition or unfair trade practices under the Applicable Law of any jurisdiction in which the Company or its Subsidiary conducts the Business or in which Company Products are manufactured, marketed, distributed, licensed or sold and to the Company’s knowledge there is no basis for any such claims. Neither the Company nor its Subsidiary has been sued in any Legal Proceeding or received any written communications (including any third-party reports by users) alleging that the Company or its Subsidiary has infringed, misappropriated, or violated or, by conducting the Business, would infringe, misappropriate, or violate any Intellectual Property of any other Person, or that any Company Intellectual Property is invalid or unenforceable. No Company-Owned Intellectual Property or Company Product owned by the Company, and to the knowledge of the Company, Company Products licensed from a third party, is subject to any Legal Proceeding, Order or settlement agreement that restricts in any manner the use, transfer or licensing thereof by the Company or its Subsidiary, or that may affect the validity, use or enforceability of any Company-Owned Intellectual Property.

(k) Licenses; Agreements.

(i) neither the Company nor its Subsidiary has granted any options, licenses or agreements of any kind relating to any Company Intellectual Property outside of nonexclusive licenses (copies of which have been provided to Acquirer), and the Company is not bound by or a party to any option, license or agreement of any kind with respect to any of the Company-Owned Intellectual Property, outside of nonexclusive licenses.

(ii) neither the Company nor its Subsidiary is obligated to pay any royalties or other payments to third parties with respect to the marketing, sale, distribution, manufacture, license or use of any Company Products (other than in respect of Integrated Off-The-Shelf Software) or Company-Owned Intellectual Property.

(iii) the Company and its Subsidiary has obtained and possesses valid licenses to use all of the software programs present on the computers and other software-enabled electronic devices that the Company and its Subsidiary owns or leases or that the Company or its Subsidiary has otherwise provided to its employees and contractors for their use.

(l) Other Intellectual Property Agreements. With respect to the Company Intellectual Property Agreements:

(i) each such agreement is valid and subsisting;

(ii) neither the Company nor its Subsidiary is (and will not be as a result of the execution and delivery or effectiveness of this Agreement or the performance of the Company’s or its Subsidiary’s obligations under this Agreement), in breach of any Company Intellectual Property Agreement and the consummation of the Transactions will not result in the modification, cancellation, termination, suspension of, or acceleration of any payments, rights, obligations or remedies with respect to any Company Intellectual Property Agreements, or give any non-Company party to any Company Intellectual Property Agreement the right to do any of the foregoing;

(iii) to the knowledge of the Company, no counterparty to any Company Intellectual Property Agreement is in breach thereof;

(iv) at and immediately after the Closing, the Company (as a wholly owned subsidiary of Acquirer) will be permitted to exercise all of the Company’s and its Subsidiary’s rights under the Company Intellectual Property Agreements to the same extent the Company and its Subsidiary would have been able to had the Transactions not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Company or its Subsidiary would otherwise be required to pay;

(v) to the knowledge of the Company, there are no disputes or Legal Proceedings (pending or threatened in writing, or to the knowledge of the Company otherwise threatened) regarding the scope of any Company Intellectual Property Agreements, or performance under any Company Intellectual Property Agreements including with respect to any payments to be made or received by the Company or its Subsidiary thereunder;

(vi) no Company Intellectual Property Agreement requires the Company or its Subsidiary to include any Third-Party Intellectual Property in any Company Product or obtain any Person’s approval of any Company Product at any stage of development, licensing, distribution or sale of that Company Product;

(vii) none of the Company Intellectual Property Agreements grants any third party exclusive rights to or under any Company Intellectual Property;

(viii) none of the Company Intellectual Property Agreements grants any third party the right to sublicense any Company Intellectual Property, other than reseller and MSSP agreements;

(ix) the Company and its Subsidiary have obtained valid, written licenses (sufficient for the conduct of the Business) to all Third-Party Intellectual Property that is incorporated into, integrated or bundled by the Company or its Subsidiary with any of the Company Products; and

(x) no third party that has licensed Intellectual Property Rights to the Company or its Subsidiary has ownership or license rights to improvements or derivative works made by the Company or its Subsidiary in the Third-Party Intellectual Property that has been licensed to the Company or its Subsidiary.

(m) Non-Contravention. Neither the execution and performance of this Agreement will result in: (i) Acquirer or any of its Affiliates granting to any third party any right to or with respect to any Intellectual Property Rights owned by, or licensed to, Acquirer or any of its Affiliates, (ii) Acquirer or any of its Affiliates, being bound by or subject to, any exclusivity obligations, non-compete or other restriction on the operation or scope of their respective businesses, (iii) Acquirer or the Company being obligated to pay any royalties or other material amounts to any third party in excess of those payable by any of them, respectively, in the absence of this Agreement or the Transactions or (iv) any termination of, or other material impact to, any Company Intellectual Property; all of the foregoing in (i)-(iv), unless arising from any agreement, covenant, obligation or other legal requirement of Acquirer.

(n) Company Source Code. Neither the Company nor its Subsidiary has disclosed, delivered or licensed to any Person or agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, nor has there been any unauthorized or inadvertent disclosure of, any Company Source Code, other than (x) disclosures to employees, contractors and consultants (i) involved in the development of Company Products and (ii) subject to a written confidentiality agreement. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by the Company or its Subsidiary of any Company Source Code, other than disclosures to employees and consultants involved in the development of Company Products who have executed written confidentiality agreements. Without limiting the foregoing, neither the execution nor performance of this Agreement nor the consummation of any of the Transactions will result in a release from escrow or other delivery to a third party of any Company Source Code.

(o) Open Source Software.

(i) Schedule 2.10(o)(i) of the Company Disclosure Letter identifies all Open Source Materials contained or incorporated in, or linked to or called by, or distributed with, any Company Products, describes whether and, if so, how the Open Source Materials were modified and/or distributed by the Company or its Subsidiary and identifies the licenses under which such Open Source Materials were used. The Company and its Subsidiary are in compliance, in all material respects, with the terms and conditions of all licenses for the Open Source Materials.

(ii) The Company and its Subsidiary have not (i) incorporated Open Source Materials into, or combined Open Source Materials with, the Company-Owned Intellectual Property or Company Products, (ii) distributed Open Source Materials in conjunction with any Company-Owned Intellectual Property or Company Products or (iii) used Open Source Materials (including linking or calling), in such a way that, with respect to clauses (i) through (iii), creates, or purports to create, obligations for the Company or its Subsidiary with respect to any Company-Owned Intellectual Property or grant, or purport to grant, to any third party any rights or immunities under any Company-Owned Intellectual Property (including using any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials that other software incorporated into, derived from or distributed with such Open Source Materials be (A) disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works or (C) be redistributable at no charge).

(p) Information Technology.

(i) Plans. The Company and its Subsidiary have implemented and maintain reasonable security, disaster recovery and business continuity plans consistent with industry practices of companies offering similar services, and act in compliance therewith and have tested such plans on a periodic basis, and such plans have proven effective upon testing.

(ii) Company Databases. Schedule 2.10(p)(ii) of the Company Disclosure Letter identifies and describes each distinct electronic or other repository or database containing (in whole or in part) Company Data maintained by or for the Company or the Subsidiary at any time (collectively, the “Company Databases”), the types of Company Data in each such database (including by Company-Licensed Data and Company-Owned Data), the means by which the Company Data was collected or received and the security policies that have been adopted and maintained with respect to each such Company Database.

(iii) Processing. The Company and its Subsidiary have valid and subsisting contractual rights to Process or to have Processed all Company-Licensed Data howsoever obtained or collected by or for the Company or its Subsidiary in the manner that it is Processed by or for the Company or its Subsidiary. The Company and its Subsidiaries have all rights, permissions, licenses or authorizations required under Applicable Law and relevant Contracts (including Company Data Agreements), to retain, produce copies, prepare derivative works, disclose, combine with other data, and grant third parties rights, as applicable, to each of the Company Data as necessary for the operation of the Business as currently conducted. The Company and its Subsidiary have been and are in compliance with all Contracts pursuant to which the Company Processes or has Processed Company-Licensed Data, and the consummation of the Transactions will not conflict with, or result in any violation or breach of, or default under, any such Contract. Schedule 2.10(p)(iii) of the Company Disclosure Letter identifies each Contract governing any Company-Licensed Data to which the Company is a party or is bound by, except the standard terms of use entered into by users of the Company Products and Company’s agreements with customers, resellers and MSSPs (copies of which have been provided to Acquirer).

(iv) Other than as set forth on Schedule 2.10(p)(iv) of the Company Disclosure Letter, the Company and its Subsidiary are not bound by and have not entered into any Contract governing any Company-Owned Data, except the standard terms of use entered into by users (including MSSPs) and resellers of the Company Products (copies of which have been provided to Acquirer).

(v) Generative AI. The Company is not subject to any AI Commitment and does not use any AI Technology, Generative AI Tools or Training Data and has no Company AI Products.

In this Section, the following terms shall have the indicated meanings: “AI Commitments” means the Company’s obligations under (a) licenses, terms, conditions, and permissions relating to AI Technology to which the Company is subject or bound, (b) applicable Law relating to AI Technology;. “AI Technology” means deep learning, machine learning or other artificial intelligence technologies that use software algorithms, neural networks, tools, and related infrastructure that are developed, owned by Company or used by or licensed to the Company. “Company AI Products” means all products or services provided distributed and sold by Company that incorporate AI Technology. “Generative AI Tools” means generative artificial intelligence technology producing AI outputs based on supplied AI Prompts, provided by third parties and deployed by Company to analyze input data, learn from that data, and then automatically make decisions, execute actions, or provide predictions generate content or output. For the avoidance of doubt, a Generative AI Tool includes LLMs. “Training Data” means data or databases, text, words, computer source code, images, videos, audio, images, landscapes, or other materials, that the Company submitted into the Generative AI Tools and/or used via AI Prompts for developing and improving the AI Technology by training, validation, and testing the algorithm(s).

(q) No Defects. The Company has taken reasonable steps designed to maintain the Company Products free from material defects and bugs and to operate in accordance with the documentation and specifications provided by the Company. The Company uses means and methods consistent with those in a similar industry as the Company to ensure the software included in the Company Products does not contain (a) any limiting or disabling code, design, routine, or any viruses, Trojan horses, or other disabling or disruptive codes or commands that would cause such software to be erased, made inoperable, or otherwise rendered incapable of performing in accordance with its performance specifications and descriptions or otherwise limit or restrict the Company’s or its Subsidiary’s or any Person’s ability to use such software or the Company Product, or (b) any back doors or other undocumented access mechanism allowing unauthorized access to, and viewing, manipulation, modification, or other changes to, such software or Company Product.

(r) Standards Bodies. (i) the Company and its Subsidiary have not and have never been a member of, a contributor to, or affiliated with, any industry standards organization, body, working group, or similar organization, and (ii) neither the Company nor its Subsidiary, nor any Company-Owned Intellectual Property is subject to any licensing, assignment, contribution, disclosure, or other requirements or restrictions of any industry standards organization, body, working group, or similar organization.

(s) Warranties; Company Products. Except as set forth in Schedule 2.10(s) no Company Product is subject to any guaranty, warranty, right of return, right of credit, or other indemnity other than the applicable standard terms and conditions or any other agreements entered into with customers, MSSPs or resellers for the sale, license, or lease of the Company Products. The Company has not received any written product liability claims relating to the Company or its Subsidiary, or any Company Products, or services provided by the Company related thereto that resulted in a Material Adverse Effect to the Company’s Business.

(t) Company Websites. The contents of any Company Website and all transactions conducted over the Internet by the Company comply with Applicable Law in any applicable jurisdiction in all material respects.

2.11 Data Privacy and Security.

(a) Except as set forth in Schedule 2.11(a) of the Company Disclosure Letter the Company and its Subsidiary comply and have at all times complied with all: (i) Privacy Laws, (ii) Company Privacy Policies, (iii) all privacy, data protection and cybersecurity requirements of Company Data Agreements, and (iv) all applicable industry standards by which Company is bound ((i)-(iv), collectively, “Company Privacy Commitments”) in each case with respect to its Processing of Personal Data, in all material respects. The execution, delivery and performance of this Agreement will not cause, constitute, or result in a breach or violation of any Company Privacy Commitments. Copies of all current Company Privacy Policies have been made available to Acquirer and such copies are true, correct and complete.

(b) The Company and its Subsidiary have established and maintain appropriate technical, physical and organizational measures and security systems and technologies, in compliance with all Company Privacy Commitments that protect Personal Data against accidental or unlawful Processing and against accidental loss, destruction, alteration, disclosure, access or damage to Personal Data (“Data Breach”) in a manner appropriate to the risks represented by the Processing of such data by the Company or Subsidiary and their data processors. The Company and its Subsidiary have taken reasonable steps to ensure the reliability of its employees and contractors who have access to Company Data, to train such employees on all applicable aspects of Company Privacy Commitments and to ensure that all employees with the authority and/or ability to access such data are under written obligations of confidentiality with respect to such data.

(c) The Company and its Subsidiary have not received or experienced and, to the knowledge of the Company, there is no circumstance (including any circumstance arising as the result of an audit or inspection carried out by any Governmental Entity) that would reasonably be expected to give rise to, any Legal Proceeding, Order, notice, communication, warrant, regulatory opinion, auditor allegation from a Governmental Entity or any other Person (including an end user): (i) alleging or confirming Company’s or Subsidiary’s non-compliance with Company Privacy Commitments, (ii) requiring or requesting the Company or its Subsidiary to amend, rectify, cease Processing, de-combine, permanently anonymize, block or delete any Personal Data, or (iii) claiming compensation from the Company or its Subsidiary in respect of Processing of Personal Data. The Company and its Subsidiary have at all times complied in all material respects with any requests or communications received from any Person exercising any rights under Privacy Laws which applies to the Company or any of its Subsidiaries.

(d) Other than the notifications and registrations set forth on Schedule 2.11(d) of the Company Disclosure Letter, no other registrations or notifications are required in connection with the Processing of Personal Data by Company or the Subsidiary.

(e) Except as set forth in Schedule 2.11(e) of the Company Disclosure Letter, the Company and its Subsidiary have not shared Personal Data with any Person except in accordance with the Company Privacy Commitments.

(f) The Company and its Subsidiaries have not experienced any material security incident, violation of any data security policy, unauthorized access or Data Breach in relation to Personal Data, Company Databases, or Confidential Information (including Personal Data in the Company’s or its Subsidiary’s possession, custody or control), or any unauthorized or illegal Processing of any of the foregoing. With respect to the ICT Infrastructure, no security incident or Data Breach, has occurred, including but not limited to ransomware, compromise of credentials, denial-of-service attack, or unauthorized intrusion of any kind. To the Knowledge of the Company no circumstance has arisen in which Applicable Law (including Privacy Laws) would require the Company to notify a Governmental Entity or Person of a data security breach or security incident.

2.12 Taxes.

(b) Each of the Company and its Subsidiary have properly completed and timely filed all Tax Returns required to be filed by it prior to the Closing Date and such Tax Returns are true, correct and complete in all material respects and have been completed in accordance with Applicable Law. Each of the Company and its Subsidiary has timely paid all Taxes required to be paid by it (whether or not shown on any Tax Return). There is no claim for Taxes that has resulted in an Encumbrance against any of the assets of the Company or its Subsidiary.

(c) The Company has delivered to Acquirer true, correct and complete copies of all material Tax Returns, examination reports and statements of deficiencies, adjustments and proposed deficiencies and adjustments in respect of the Company and its Subsidiary in connection with any taxable periods.

(d) The Company Balance Sheet reflects all liabilities for unpaid Taxes of the Company and its Subsidiary for periods (or portions of periods) through the Company Balance Sheet Date. Neither the Company nor its Subsidiary has any liability for unpaid Taxes accruing after the Company Balance Sheet Date except for Taxes arising in the ordinary course of business consistent with past practice following the Company Balance Sheet Date. Neither the Company nor its Subsidiary has any liability for Taxes (whether outstanding, accrued for, contingent or otherwise) that are not included in the calculation of Company Debt.

(e) Other than as set forth in Schedule 2.12(e), there is (i) no past or pending audit of, or Tax controversy associated with, any Tax Return of the Company or its Subsidiary that has been or to the Company or the Subsidiary’s Knowledge is being conducted by a Tax Authority, nor has the Company or its Subsidiary been notified in writing of any request for, or commencement of, such an audit, (ii) no other procedure, proceeding or contest of any refund or deficiency in respect of Taxes of the Company or its Subsidiary pending, proposed or threatened in writing, or on appeal with any Governmental Entity, (iii) no extension of any statute of limitations on the assessment of any Taxes granted by the Company or its Subsidiary currently in effect and (iv) no agreement to any extension of time for filing any Tax Return of the Company or its Subsidiary that has not been filed other than customary extensions granted automatically by the ITA or any applicable tax authority. No adjustment relating to any Tax Return filed by the Company or its Subsidiary has been proposed in writing by any Tax Authority to the Company or its Subsidiary or any representative thereof. No claim has ever been made in writing by any Governmental Entity in a jurisdiction where the Company or its Subsidiary does not file Tax Returns that the Company or its Subsidiary is or may be subject to taxation by that jurisdiction, and to the Company or its Subsidiary Knowledge there is no reasonable basis for any such Governmental Entity to assert such a claim against the Company or its Subsidiary.

(f) The Company and its Subsidiary have complied in all material respects with all Applicable Laws relating to the payment, reporting and withholding of Taxes from payments made to any Person (including from employee wages or consulting compensation and from all payments and deemed payments for the exercise, conversion, repayment and cancelation of stock options, warrants, convertible securities, convertible debt and equity equivalents of the Company) and have duly and timely withheld and paid over to the appropriate Tax Authority of all amounts required to be so withheld and paid under all Applicable Laws (including the timely filed all withholding Tax Returns, for all periods through and including the Closing Date) . The Company and its Subsidiary are in material compliance with, and their records contain all material information and documents necessary to comply with, all applicable information reporting and withholding requirements under all Applicable Laws.

(g) All records which the Company or its Subsidiary are required under any Applicable Law to keep for Tax purposes (including with respect to the transfer pricing of any transaction) have been duly kept in accordance with all applicable requirements and are available, upon request and within a reasonable period of time, for inspection at the premises of the Company or its Subsidiary, as applicable.

(h) The Company is duly registered for the purposes of Israeli value added tax and has complied with all requirements concerning value added Taxes (“VAT”). The Company (i) has not made any exempt transactions (as defined in the Israel Value Added Tax Law of 1975) and there are no circumstances by reason of which there might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies, and other transactions and imports made by it, (ii) has collected and timely remitted to the relevant Tax Authority all output VAT which it is required to collect and remit under any Applicable Law; and (iii) has not received a refund for input VAT for which they are not entitled under any Applicable Law. The Company’s Subsidiary is not required to effect Israeli VAT registration and has never been so required.

(i) The prices and terms for the provision of any property or services by or to the Company or its Subsidiaries are at arm’s length for purposes of the relevant transfer pricing Applicable Laws and all related documentation if required by such Applicable Laws has been timely prepared or obtained and, if necessary, retained. Each of the Company and its Subsidiary complies, and has always been compliant with the requirements of Section 85A of the Israeli Income Tax Ordinance and Section 482 of the Code and the regulations promulgated thereunder in all material respects. Except as set forth in Schedule 2.12(i), each of the Acquired Companies (i) has never been party to any reorganization under Part E2 of the Israeli Income Tax Ordinance; and (ii) is not subject to any restrictions or limitations pursuant to Part E2 of the Israeli Income Tax Ordinance or pursuant to any Tax ruling made with reference to the provisions of Part E2.

(j) Except as set forth in Schedule 2.12(j), the Acquired Companies do not and have never participated or engaged in any transaction listed in Section 131(g) of the Israeli Income Tax Ordinance and the Israeli Income Tax Regulations (Reportable Tax Planning), 5767-2006 promulgated thereunder, or are subject to reporting obligations under Sections 131D and 131E of the Israeli Income Tax Ordinance or similar provisions under the Israel Value Added Tax Law of 1975.

(k) The Acquired Companies are not and have never been a real property corporation (Igud Mekarke’in) within the meaning of this term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963.

(l) Each Company Option Plan that is intended to qualify as a capital gains route plan under Section 102 of the Israeli Income Tax Ordinance (a “102 Plan”) has received a favorable determination or approval letter from, or is otherwise approved by, or deemed approved by, the ITA. All Company Options or Company Shares which were issued under any 102 Plan pursuant to Section 102 of the Israeli Income Tax Ordinance have been granted and issued, as applicable, in compliance , to the Company’s Knowledge, with the applicable requirements of Section 102 of the Israeli Income Tax Ordinance and the written requirements and guidance of the ITA, including the filing of the necessary documents with the ITA, the appointment of an authorized trustee to hold the Company Options and Company Shares, the receipt of all applicable tax rulings from the ITA, and the due deposit of such Company Options and Company Shares with such trustee pursuant to the terms of Section 102 of the Israeli Income Tax Ordinance and the guidance and clarifications published by the ITA. All written tax rulings, opinions, significant correspondence and filings with the ITA relating to the Company Option Plan and any award thereunder have been provided to Acquirer.

(m) The Company is a resident of the State of Israel for Tax purposes. The Acquired Companies are not and have never been subject to Tax in any country other than their countries of incorporation by virtue of (i) being treated as a resident of such country, or (ii) being engaged in a trade or business through a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise having an office or a fixed place of business in that country.

(n) Except as set forth in Schedule 2.12(n), The Company is not benefiting (and has never benefited) from any grants, Tax incentives, tax holidays, reduced tax rates or accelerated depreciation under the Israeli Capital Investment Encouragement Law – 1959 (the “Capital Investment Law”), including but not limited to Technological Preferred Enterprise, Preferred Enterprise, Benefitted Enterprise and Approved Enterprise Status, and the Company and its Subsidiary are in compliance with the requirements for any applicable Tax holidays or incentives and none of the Tax holidays or incentives will be jeopardized by the Transactions. As of the date hereof, to the extent the Company benefited from the Benefitted Enterprise or Approved Enterprise Status, (i) the Company and its Subsidiary are in compliance with the requirements for any such benefit, and (ii) the Company has no retained earnings which would be subject to corporate Tax due to the distribution of a “dividend” from such earnings, as the term “dividend” is specifically defined by the ITA in the framework of the Capital Investment Law (or actions that are deemed as dividend for these purposes).

(o)  Neither the Company nor its Subsidiary has been or will be required to include any adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code or any comparable provision under state, local or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Share Purchase.

(p) Neither the Company nor its Subsidiary is party to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement, and neither the Company nor its Subsidiary has any liability to another party under any such agreement.

(q) Neither the Company nor any of the Company Subsidiaries is a partner for Tax purposes with respect to any joint venture, partnership, or other arrangement or Contract which is treated as a partnership for Tax purposes. No U.S. federal income tax entity classification election pursuant to Treasury Regulations Section 301.7701-3 has been filed with respect to the Company or any of the Company Subsidiaries electing for the Company or its Subsidiary to be classified as a partnership or disregarded entity for United States federal Tax purposes.

(r) Neither the Company nor its Subsidiary has participated in, and is not currently participating in, a “Listed Transaction” or a “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign law (including Section 131(g) of the Israeli Income Tax Ordinance).

(s) Neither the Company nor its Subsidiary will be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting prior to the Closing Date for a Pre-Closing Tax Period, (ii) use of an improper method of accounting prior to the Closing Date for a Pre-Closing Tax Period, (iii)  installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount or deferred revenue paid or received on or prior to the Closing Date, (v) any gain recognition agreement to which the Company or any Acquired Company is a party under Section 367 of the Code (or any corresponding or similar provision of state, local or non-US Tax Law) entered into on or prior to the Closing Date, (vi) use of a method of accounting other than the accrual method; or (vii) any deferred amount pursuant to Sections 451(c), 455, 456, or 460 of the Code or any corresponding provision of Applicable Law.

(t) Except as set forth in Schedule 2.12(t), neither the Company nor its Subsidiary has received any “taxation decision” (hachlatat misui) from the ITA, or any other technical advice memoranda or any private letter ruling from the IRS (or any comparable Tax ruling from any other Governmental Entity). There is no private letter ruling, “taxation decision”, or any agreement with any Tax authority to which the Company is party.

(u) Each of the Company and its Subsidiary has in its possession official foreign government receipts (or other receipts customarily accepted by Tax Authorities) for any Taxes paid by it to any foreign Tax Authorities for which receipts have been provided or are customarily provided.

(v) Neither the Company nor its Subsidiary is, and has never been, a “United States real property holding corporation” within the meaning of Section 897 of the Code, and the Company has filed with the IRS all statements, if any, that are required under Section 1.897-2(h) of the Treasury Regulations. No claim or challenge has been made by any Governmental Entity with respect to the entitlement of the Company or its Subsidiary to any Tax incentive.

(w) Neither the Company nor its Subsidiary has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for Tax-free treatment under Section 355 of the Code (i) in the two years prior to the Agreement Date or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Share Purchase.

(x) Neither the Company nor its Subsidiary owns any interest in any controlled foreign corporation (as defined in Section 957 of the Code or under Section 75B of the Israeli Income Tax Ordinance), passive foreign investment company (as defined in Section 1297 of the Code) (“PFIC”), or other entity the income of which is required to be included in the income of the Company. To the Company’s knowledge, there are no US persons (as defined in Section 957(c) of the Code) that are direct or indirect “10% shareholders” in the Company within the meaning of Sections 951(b) and 958(a) of the Code, and, to the Company’s knowledge, as of the Agreement Date, neither are there expected to be any such direct or indirect 10% shareholders through the Closing Date.

(y) The Company has delivered to Acquirer true, correct and complete copies of all election statements under Section 83(b) of the Code, together with evidence of timely filing of such election statements with the appropriate IRS Center with respect to any shares of Company Shares that were initially subject to a vesting arrangement or to other property issued by the Company or its Subsidiary to any of its employees, non-employee directors, consultants or other service providers. [Other than as set forth in Schedule 2.12(y), no payment to any Company Securityholder of any portion of the Closing Cash Consideration payable pursuant to Section 1.4(a)(i) will result in compensation or other income to any Company Securityholder with respect to which Acquirer or the Company or its Subsidiary would be required to deduct or withhold any Taxes pursuant to U.S. Tax law.

(z) Schedule 2.12(cc) of the Company Disclosure Letter lists all “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code) to which the Company or its Subsidiary is a party. Each such nonqualified deferred compensation plan to which the Company or its Subsidiary is a party complies with the requirements of paragraphs (2), (3) and (4) of Section 409A(a) by its terms and has been operated in accordance with such requirements. No event has occurred that would be treated by Section 409A(b) as a transfer of property for purposes of Section 83 of the Code. The Company and its Subsidiary are under no obligation to gross up any Taxes under Section 409A of the Code.

(aa) The per share exercise price of all Company Options granted to any Person who is obligated to pay Taxes to U.S Tax Authorities under U.S. Tax law is and has at all times been at least equal to the fair market value of the Company Shares on the date such Company Options were granted (within the meaning of Treasury Regulation 1.409A-1(b)(5)(vi)(B)), and neither the Company nor its Subsidiary has incurred or will incur any Liability or obligation to withhold Taxes under Section 409A of the Code upon the vesting of any Company Options. All Company Options cover “service recipient stock” (as defined under Treasury Regulation 1.409A 1(b)(5)(iii)) with respect to the grantor thereof. All Company Options (including the exercise price or methodology for determining the exercise price and substantive terms thereof) have been appropriately authorized by the Company’s Board of Directors or an appropriate committee thereof as of the applicable date of grant. No Company Options have been retroactively granted, or the exercise price of any such Company Option determined retroactively, in any case, in contravention of any Applicable Law.

(bb) Neither the Company nor its Subsidiary is a “surrogate foreign corporation” or “expatriated entity” within the meaning of Section 7874 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) or is treated as a U.S. corporation for U.S. federal tax purposes by reason of the application of Sections 269B or 7874(b) of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law).

(cc) Except as set forth on Schedule 2.12(gg) of the Company Disclosure Letter, there is no agreement, plan, arrangement or other Contract covering any current or former employee or other service provider of the Company or its Subsidiary that, considered individually or considered collectively with any other such agreements, plans, arrangements or other Contracts, will, or would reasonably be expected to, as a result of the Transactions (whether alone or upon the occurrence of any additional or subsequent events), give rise directly or indirectly to the payment of any amount that would reasonably be expected to be characterized as a “parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax law). Neither the Company nor its Subsidiary has ever had any obligation to report, withhold or gross up any excise Taxes under Section 280G or Section 4999 of the Code.

(dd) Notwithstanding anything herein to the contrary, neither the Company nor its Subsidiary makes any representation or warranty with respect to the amount or availability of any net operating loss, Tax credits or similar Tax attributes of the Company or the Subsidiary in any Taxable period beginning after the Closing Date or in any Straddle Period and the Indemnifying Parties shall not be liable for any reduction of or inability to utilize the same following the Closing.

2.13 Employee Benefit Plans and Employee Matters.

(a) Employee List. Schedule 2.13(a) of the Company Disclosure Letter contains a list of all Company Employees as of the Agreement Date, and correctly reflects for each such Company Employee: (i) name; (ii) date of hire; (iii) position; (iv) full-time or part-time status and scope of employment; (v) classification as either exempt or non-exempt for wage and hour purposes under any Applicable Law; (vi)  monthly base salary or hourly wage rate, as applicable; (vii) any visa or work permit status and the date of expiration, if applicable; (viii) employment location (country and state); (ix) bonus eligibility; (x) commission eligibility; (xii) vacation entitlement and accrued but unused vacation or paid time-off balance; (xii) any other material compensation payable to them including, without limitation, housing allowances, compensation payable pursuant to any bonus or incentive compensation plan, agreement or arrangement, deferred compensation or commission plans, agreements or arrangements, overtime payment, travel pay or car maintenance or car entitlement, sick leave entitlement and accrual, recuperation pay entitlement and accrual, entitlement to pension arrangement and/or any other provident fund (including manager’s insurance and education fund), their respective contribution rates and the salary basis for such contributions, whether such employee, is subject to Section 14 Arrangement under the Israeli Severance Pay Law – 5723-1963 (“Section 14 Arrangement”) (and, to the extent such employee is subject to the Section 14 Arrangement, an indication of whether such arrangement has been applied to such person from the commencement date of their employment and on the basis of their entire salary), and whether the employee is on leave (and if so, the category of leave, the date on which such leave commenced and the date of expected return to work. as known to the Company, if any) and notice period entitlement; and (xiii) any promises or commitments made to any of the Company Employees, whether in writing or not, with respect to any future changes or additions to their compensation or benefits listed in Schedule 2.13(a) of the Company Disclosure Letter.

(b) The Company and its Subsidiary are and have been in compliance in all material respects with all Applicable Law respecting employment, discrimination in employment, harassment, terms and conditions of employment, employee benefits, pay equity, pay transparency, restrictive covenants, worker classification (including the proper classification of workers as independent contractors and consultants, and the proper classification of employees as exempt or non-exempt for purposes of the Fair Labor Standards Act and state, local and foreign wage and hour laws), engagement of Company independent contractors (including catering, security and cleaning services), wages, pay slips, working hours, overtime and overtime payments, wages and hours including payment of minimum wage, meal and rest breaks, rest days, workplace safety and health, employee leave, social benefits contributions, unemployment compensation, workers’ compensation, affirmative action, termination and severance payment, engaging employees through service providers (including manpower employees and outsourcing employees), and occupational safety and health and employment practices, work authorization and immigration. Other than as listed in Schedule 2.13(b) of the Company Disclosure Letter, (i) all Company Employees have signed an employment agreement substantially in the form delivered or made available to Acquirer with no deviations in any material respect; (ii) Company Employees are not entitled to any payment or benefit that may be reclassified as part of their determining salary for all intent and purposes, including for the social contributions (other than their salary and overtime payments); (iii) no Person has accepted an offer of employment made by the Company or its Subsidiary but has not yet commenced employment; (iv) there are no outstanding offers of employment made by the Company or its Subsidiary to any Persons; and (v) no officer, director or other key employee of the Company or its Subsidiary was terminated by the Company or dismissed in the twelve (12) months preceding to the Agreement Date nor, to the knowledge of the Company, has any officer, director or other key employee, or group of employees, expressed any plans to terminate his, her or its employment with the Company. The Company is not a United States government contractor or subcontractor for purposes of any law with respect to the terms and conditions of employment.

(c) Schedule 2.13(c) of the Company Disclosure Letter contains a list of all the Company’s current consultants, freelancers, independent contractors, or other agents who provide services to the Company and are classified by the Company as other than employees, or compensated other than through wages paid by the Company through the Company’s payroll (for the avoidance of any doubt, not including legal, financial or tax advisors who provide such advisory services through a corporate entity) (“Contingent Workers”) and, for each, location (country), average hours worked per month (as known by the Company), the rate(s) of compensation, the initial date of engagement, and the amount of notice required prior to termination of such engagement. All such current Contingent Workers are properly classified as such and would not reasonably be expected to be reclassified by any Governmental Entity as employees of the Company or its Subsidiary, for any purpose whatsoever, and all such Person’s agreements contain provisions which state that no employer-employee relations exist between such Persons and the Company. To the extent material, all current and former Contingent Workers have received all rights and benefits, if any, to which they are and were entitled to according to any Applicable Law or Contract with the Company. The Company does not engage any personnel through manpower agencies. The Company does not have temporary employees or leased employees. The Company’s engagements with Contingent Workers to which the Israeli Law for Strengthening the Enforcement of Labor Laws 5771- 2011 applies, are in full compliance with the law.

(d) Schedule 2.13(d)(i) of the Company Disclosure Letter contains a list, with respect to the Company and its Subsidiary, of  each loan to an employee that is currently outstanding. Other than the Company Option Plan, and as set forth in Schedule 2.13(d)(ii) the “Company Employee Plans”) , the Company has no benefit plans for employees of any kind.

(e) Neither the Company nor its Subsidiary have received written notice of complaints, charges or claims against the Company or its Subsidiary and, to the knowledge of the Company, no such complaints, charges or claims are threatened in writing, arising out of, in connection with or otherwise relating to the employment or termination of employment or failure to employ by the Company or its Subsidiary, of any individual.

(f) No Company Employee Plan provides for any tax “gross-up” or similar “make-whole” payments.

(g) Other than as listed in Schedule 2.13(I), neither the Company nor its Subsidiary is liable for any arrears of wages, compensation, contribution to social and pension benefits, Taxes, penalties or other sums for failure to comply with the foregoing (other than routine payments to be made in the normal course of business and consistent with past practice). Other than as listed in Schedule 2.13(I), neither the Company nor its Subsidiary are delinquent in any payments to any employees or Contingent Workers for any wages, salaries, commissions, bonuses, fees, benefits and other compensation due to or on behalf of such employees or Contingent Workers or amounts required to be reimbursed to such employees or Contingent Workers. Other than as listed in Schedule 2.13(I), neither the Company nor its Subsidiary is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). There are no controversies pending or, to the knowledge of the Company, threatened, between the Company or its Subsidiary and any of their respective employees or Contingent Workers, which controversies have or would reasonably be expected to result in a Legal Proceeding before any Governmental Entity. Except as set forth in Schedule 2.13(I)(2), currently and since January 1, 2022, the Acquired Companies are not, and have not been involved in, any form of litigation, governmental audit, governmental investigation, administrative agency proceeding, private dispute resolution procedure, or internal or external investigation of alleged employee misconduct, in each case with respect to employment or labor matters (including but not limited to allegations of employment discrimination, retaliation, noncompliance with wage and hour laws, the misclassification of independent contractors, violation of restrictive covenants, sexual harassment, other unlawful harassment or unfair labor practices). No employee or Contingent Worker is eligible to earn commission, incentive compensation, or other post-employment or post-engagement compensation payments after the end of their employment or engagement with the Company or its Subsidiary.

(h) The Company for itself and for its Subsidiary has provided to Acquirer true, correct and complete copies of each of the following: (i) all current forms of services agreements with Contingent Workers and/or advisory board members, (ii) the most current management organization chart(s), and (iii) all employment and/or service agreement with each of the Company Employees and the Contingent Workers.

(i) Neither the Company nor its Subsidiary is and has not at any time been a party to or bound by any collective bargaining agreement, works council arrangement or other labor union Contract. No collective bargaining agreement, works council arrangement or other labor union Contract is being negotiated by the Company or its Subsidiary and neither the Company nor its Subsidiary has any duty to bargain with any labor organization or other person purporting to act as exclusive bargaining representative of any employees or Contingent Workers. Other than as listed in Schedule 2.13(k), the Company is not and no Company Employee and/or Contingent Worker benefits from any extension order (tzavei harchava) except for extension orders which generally apply to all employees in Israel, and there are no labor organizations representing, and to the knowledge of the Company there are no labor organizations purporting to represent or seeking to represent any Company Employees. To the knowledge of the Company, there are no, and have not been, activities or proceedings of any labor union or to organize their respective employees. There is no, and there has not been any, labor dispute, strike, lockout, work stoppage, or any concerted interference with normal operations against the Company or its Subsidiary pending or, to the knowledge of the Company, threatened against, affecting, or that may interfere with the conduct of the Business. The Company and its Subsidiary are not and have never been a member of any employers’ association or organization. Other than as listed in Schedule 2.13(k), the Acquired Companies have never paid, been required to pay nor been requested to pay any payment (including professional organizational handling charges) to any employers’ association or organization. To the knowledge of the Company there is no charge or complaint against the Company or its Subsidiary by the National Labor Relations Board or any comparable Governmental Entity pending or, to the knowledge of the Company, threatened. The Acquired Companies do not have unsatisfied obligations of any nature to any of their former employees or Contingent Workers.

(j) To the knowledge of the Company, no Company Employee and/or Contingent Worker is in violation of any term of any employment and/or service agreement, confidentiality agreement, non-competition agreement, any restrictive covenant or any other agreement or obligation to a former employer or other third party relating to the right of any such employee to be employed by the Company or its Subsidiary because of the nature of the Business or to the use of trade secrets or proprietary information of others. To the knowledge of the Company, no Contingent Worker of the Company or its Subsidiary is in violation of any term of any confidentiality agreement, non-competition agreement, any restrictive covenant or any other agreement or obligation to a former employer or other third party relating to the right of any such Contingent Worker to be providing services to the Company or its Subsidiary because of the nature of the Business or to the use of trade secrets or proprietary information of others. Except as set forth on Schedule 2.13(l)(i) of the Company Disclosure Letter, the employment of each of the employees of the Subsidiary is “at will” and the employment of each of the employees of the Company can be terminated by the Company upon a one month notice without giving rise to any claim for damages or any form of compensation (except for the redemption of entitlements accrued pursuant to Israeli Applicable Law). Except as set forth on Schedule 2.13(o)(ii) of the Company Disclosure Letter no employee in the United States is subject to any employment Contract with the Company or its Subsidiary, whether oral or written. Except as set forth on Schedule 2.13(o)(iii) of the Company Disclosure Letter, neither the Company nor its Subsidiary has any obligation to provide a period of notice prior to terminating the employment or engagement of their respective employees or Contingent Workers, as applicable, which is longer than thirty (30) days. Except as set forth on Schedule 2.13(o), as of the Agreement Date, neither the Company nor its Subsidiary, and to the knowledge of the Company, no other Person has, (i) entered into any Contract that obligates or purports to obligate Acquirer to make an offer of employment to, or to continue to employ or engage without the ability to terminate, any present or former employee or Contingent Worker of the Company any or its Subsidiary and/or (ii) promised or otherwise provided any assurances (contingent or otherwise) to any present or former employee or Contingent Worker of the Company or its Subsidiary of any terms or conditions of employment with Acquirer following the Closing.

(k) To the knowledge of the Company, no key Company Employee has accepted an offer to join a business that is competitive with the Business.

(l) except as set forth in Schedule 2.13(n) To the knowledge of the Company, the Acquired Companies do not currently engage and have never engaged any employee or Contingent Worker, whose employment or engagement requires special licenses or permits.

(m) No claims or allegations have been made, either internally or externally, against the Company or its Subsidiary, or, to the knowledge of the Company, any Employee or Contingent Worker thereof, for discrimination, sexual or other harassment, or retaliation, nor are any such claims threatened in writing, pending, or, to the knowledge of the Company, threatened verbally. To the knowledge of the Company, there are no facts that could reasonably be expected to give rise to a claim of sexual harassment or other discriminatory harassment against or involving the Company, its Subsidiary, or any employee, director or Contingent Worker of the Company or its Subsidiary. The Company and its Subsidiary have maintained policies prohibiting sexual harassment and all other forms of discriminatory harassment, and providing complaint and investigation procedures, if required by Applicable Law. Any and all such policies have conformed with applicable legal requirements, including, as applicable, with respect to Contingent Workers. The Company and its Subsidiary have complied with any applicable legal requirements with respect to training concerning prevention of sexual harassment.

(n) Except as set forth on Schedule 2.13(n), none of the execution, delivery and performance of this Agreement, the consummation of the Transactions, any termination of employment or service and any other event in connection therewith or subsequent thereto could, individually or together or with the occurrence of some other event (whether contingent or otherwise), (i) result in any payment or benefit (including severance (other than the payment of statutory severance pay or termination related benefits when it is required under Israeli Law), unemployment compensation, golden parachute, bonus or otherwise) becoming due or payable, or required to be provided, to any current or former Employee, director, or Contingent Worker, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any current or former Employee, director, or Contingent Worker, (iii) result in the acceleration of the time of payment, vesting or funding or delivery of any such benefit or compensation, (iv) increase the amount of compensation due to any Person by the Company or (v) result in the forgiveness in whole or in part of any outstanding loans made by the Company or its Subsidiary to any Person. Except as set forth on Schedule 2.13(n), no amount paid or payable by the Company or its Subsidiary in connection with the Transactions, whether alone or in combination with another event, will be an “excess parachute payment” within the meaning of Section 280G of the Code or Section 4999 of the Code or will not be deductible by the Company or its Subsidiary by reason of Section 280G of the Code (whether or not such payment is considered to be reasonable compensation for services rendered).

(o) Without derogating from any of the above representations, the Company’s liability towards Israeli Company Employees regarding severance pay, accrued vacation and contributions to all Company Employee pension or similar plans with respect to Israeli employees are fully funded or if not required by any source to be funded are accrued on the Company’s financial statements as of the date of such financial statements. Except as set forth on Schedule 2.13(q), Section 14 Arrangement was properly applied in accordance with the terms of the general permit issued by the Israeli Labor Minister regarding all current employees of the Company or its Subsidiary who reside in Israel based on their full salaries and from their commencement date of employment. Upon the termination of employment of Israeli Company Employees, the Company will not have to make any payment under the Severance Pay Law 5723-1963, except for release of the funds accumulated in accordance with the Section 14 Arrangement. All amounts that the Company is legally or contractually required to either (i) deduct from its employees’ salaries and any other compensation or benefit or to transfer to such employees’ funds or (ii) withhold from employees’ salaries and any other compensation or benefit and to pay to any Governmental Entity as required by any Applicable Law have in either case, been duly deducted, transferred, withheld and paid, and the Company does not have any outstanding obligation to make any such deduction, transfer, withholding or payment (other than routine payments, deductions or withholdings to be timely made in the ordinary course of business and consistent with past practice).

2.14 Interested-Party Transactions. Other than as set forth in Schedule 2.14, none of the officers and directors of the Company or its Subsidiary and, to the knowledge of the Company, none of the Company Shareholders, and to the knowledge of the Company, none of the immediate family members of any of the foregoing (i) has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that directly competes with, or does business with, or has any contractual arrangement with, the Company or its Subsidiary (except with respect to any interest in less than 1% of the stock of any corporation whose stock is publicly traded),(ii) is a party to, or to the Knowledge of the Company, otherwise directly or indirectly has personal interest in, any Contract to which the Company or its Subsidiary are a party or by which the Company or its Subsidiary or any of their respective assets are bound, except for bona fide compensation for services as an officer, director or employee thereof or related D&O insurance, indemnification and exemption agreements or (iii) to the knowledge of the Company, has any interest in any property, real or personal, tangible or intangible (including any Intellectual Property) that is used in, or that relates to, the Business, except for the rights of Company Shareholders under Applicable Law.

2.15 Insurance. The Company and its Subsidiary maintain the policies of insurance and bonds set forth in Schedule 2.15 of the Company Disclosure Letter. Schedule 2.15 of the Company Disclosure Letter sets forth the name of the insurer under each such policy and bond, the type of policy or bond, the coverage amount and any applicable deductible and all material claims made under such policies and bonds since inception. The Company has provided to Acquirer true, correct and complete copies of all material details of such policies of insurance and bonds issued at the request or for the benefit of the Company and its Subsidiary. There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been timely paid and the Company and its Subsidiary are otherwise in compliance in all material respects with the terms of such policies and bonds. All such policies and bonds remain in full force and effect, and the Company has no Knowledge of any threatened termination of any of such policies or bonds.

2.16 Books and Records. The books, records and accounts of the Company and its Subsidiary (A) are true, correct and complete in all material respects, (B) have been maintained in accordance with reasonable business practices on a basis consistent with prior years, (C) are stated in reasonable detail and accurately and fairly reflect all of the transactions and dispositions of the assets and properties of the Company and its Subsidiary and (D) accurately and fairly reflect the basis for the Financial Statements.

2.17 Material Contracts.

(a) Schedules 2.17(a)(i) through (xxv) of the Company Disclosure Letter set forth a list of each of the following Contracts to which the Company or its Subsidiary is a party that are in effect on the Agreement Date (collectively, the “Material Contracts”):

(i) any Contract with a (A) Significant Customer/Distributor or (B) Significant Supplier;

(ii) any Contract providing for payments by or to the Company or its Subsidiary (or under which the Company or its Subsidiary has made or received such payments) in an aggregate annual amount of $250,000 or more;

(iii) any dealer, distributor, referral or similar agreement, or any Contract providing for the grant of rights to reproduce, license, market, refer or sell its products or services to any other Person or relating to the advertising or promotion of the Business or pursuant to which any third-parties advertise on any websites operated by the Company;

(iv) (A) any joint venture Contract, (B) any Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons and (C) any Contract that involves the payment by the Company or its Subsidiary of royalties to any other Person;

(v) any separation and/or severance agreement or other Contract, in each case of, providing for the payment of compensation or benefits upon or in connection with this Agreement (other than the Employment Agreements or payments made under this Agreement or under an Agreement to be entered into pursuant to this Agreement) with any current or former Employees or Contingent Workers under which the Company or its Subsidiary has any actual or potential Liability;

(vi) any Contract for or relating to the employment or service of any director, officer, or Company Shareholder of more than 5% of the total shares of Company Shares or any other type of Contract with any of the Company’s or the Company’s Subsidiary’s officers, or Company Shareholder of more than 5% of the total shares of Company Shares, as the case may be;

(vii) any Contract (A) pursuant to which any other party is granted exclusive rights or “most favored party” rights of any type or scope with respect to any of the Company Products, Company Intellectual Property or Company Data; (B) that limits or would limit the freedom of the Company or its Subsidiary or any of their respective successors or assigns or their respective Affiliates to (I) engage or participate with any other Person, in any line of business, market or geographic area with respect to the Company Products or the Company Intellectual Property, or to grant by the Company or its Subsidiary of exclusive rights or licenses or (II) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or services; or (C) containing any “take or pay,” minimum commitments or similar provisions;

(viii) any standstill agreement or similar Contract containing provisions prohibiting a third party from purchasing Equity Interests of the Company or its Subsidiary or, in each case, the assets of the Company or its Subsidiary or otherwise seeking to influence or exercise control over the Company or its Subsidiary;

(ix) other than Contracts for Off-the-Shelf Software, all licenses, sublicenses and other Contracts to which the Company or its Subsidiary is a party and pursuant to which the Company or its Subsidiary acquired or is authorized to use any Third-Party Intellectual Property;

(x) any license, sublicense or other Contract to which the Company or its Subsidiary is a party and pursuant to which any Person is authorized to use any Company-Owned Intellectual Property, other than any Contract entered into in substantial conformance with the Company’s or its Subsidiary’s standard form of agreement, a copy of which has been provided to Acquirer;

(xi) any license, sublicense or other Contract pursuant to which the Company or its Subsidiary has agreed to any restriction on the right of the Company or its Subsidiary to use or enforce any Company-Owned Intellectual Property rights or pursuant to which the Company or its Subsidiary agrees to encumber, transfer or sell rights in or with respect to any Company-Owned Intellectual Property rights;

(xii) any Contracts relating to the membership of, or participation by, the Company or its Subsidiary in, or the affiliation of the Company or its Subsidiary with, any industry standards group or association;

(xiii) any Contract providing for the development of any software, technology or Intellectual Property Rights, independently or jointly, either by or for the Company or its Subsidiary (other than employee invention assignment agreements and consulting agreements with Authors on the Company’s or its Subsidiary’s standard form of agreement, copies of which have been provided to Acquirer);

(xiv) any Contract to license or authorize any third party to manufacture, reproduce or license any of the Company Products or Company Intellectual Property;

(xv) any settlement agreement or similar Contract with respect to any Legal Proceeding entered into in the last three years prior to the Agreement Date and/or which continue to affect the Company;

(xvi) any Contract pursuant to which rights of any third party are triggered or become exercisable, in connection with or as a result of the execution of this Agreement or the consummation of the Share Purchase or the other Transactions, either alone or in combination with any other event;

(xvii) any Contract or plan (including any stock option, merger and/or stock bonus plan) relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of Company Shares or any other securities of the Company or its Subsidiary or, in each case, any options, warrants, convertible notes or other rights to purchase or otherwise acquire any such shares of stock, other securities or options, warrants or other rights therefor, except for the repurchase rights disclosed on Schedule 2.2(a) or Schedule 2.2(c) of the Company Disclosure Letter, other than the Company Option Plan and Contracts providing for Equity Interests thereunder;

(xviii) any Contract with any labor union or other labor organization or any collective bargaining agreement or similar Contract with its Employees or other person purporting to act as exclusive bargaining representative of any employees or Contingent Workers;

(xix) any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(xx) any Contract of guarantee, surety, support, indemnification (other than pursuant to its standard end user agreements), assumption or endorsement of, or any similar commitment with respect to, the Liabilities or indebtedness of any other Person;

(xxi) any Contract for capital expenditures in excess of $250,000 in the aggregate on an annual basis;

(xxii) any Lease;

(xxiii) any Contract pursuant to which the Company or its Subsidiary is a lessor or lessee of any real property or any machinery, motor vehicles or other material property;

(xxiv) any Contract pursuant to which the Company or its Subsidiary has acquired a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise, or any Contract pursuant to which it has any material ownership interest in any other Person; and

(xxv) any Contract with any Governmental Entity, any Company Authorization, or any Contract with a government prime contractor or higher-tier government subcontractor (each a “Government Contract”).

(b) Except as set forth in Schedule 2.17(b), all Material Contracts are in written form. Each of the Company and its Subsidiary has performed all of the material obligations required to be performed by it and is entitled to all material benefits under, and is not alleged to be in material default in respect of, any Material Contract. Each of the Material Contracts is in full force and effect in accordance with its terms, subject only to the effect, if any, of applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and rules of law governing specific performance, injunctive relief and other equitable remedies. To the Company’s Knowledge, there exists no material default or event of default or event, occurrence, condition or act, with respect to either the Company or its Subsidiary or to the knowledge of the Company, with respect to any other contracting party, that, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a material default or event of default under any Material Contract or (ii) give any third party (A) the right to declare a material default or exercise any remedy under any Material Contract, (B) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, (C) the right to accelerate the maturity or performance of any obligation of the Company or its Subsidiary under any Material Contract or (D) the right to cancel, terminate or modify any Material Contract. Neither the Company nor its Subsidiary has received any notice or other communication regarding any actual or possible violation or breach of, default under, or intention to cancel or modify any Material Contract. Neither the Company nor its Subsidiary has any liability for renegotiation of Government Contracts. True, correct and complete copies of all Material Contracts have been provided to Acquirer.

2.18 [Reserved].

2.19 Accounts Receivable/Payable. Except as set forth in Schedule 2.19 of the Company Disclosure Letter, and subject to any reserves set forth therein, the accounts receivable and accounts payable shown on the Company Balance Sheet are valid and genuine, have arisen, or arose, solely out of bona fide sales and deliveries of goods, performance of services, and other business transactions in the ordinary course of business consistent with past practice in each case with persons other than Affiliates, are not subject to any prior assignment, Encumbrance or security interest. Such accounts receivable are collectible in accordance with their terms at their recorded amounts. Prior to the Closing, the Company and the Subsidiary have been paying their accounts payable in the ordinary course, consistent with past practice.

2.20 Broker Fee. Except as set forth in Schedule 2.20 of the Company Disclosure Letter, no broker, finder, financial advisor, investment banker or similar Person is entitled to any brokerage, finder’s or other fee or commission in connection with the origin, negotiation or execution of this Agreement or in connection with the Transactions.

2.21 Anti-Corruption Law.

(a) Neither the Company nor its Subsidiary nor, to the Company’s Knowledge, in each case, any of its Representatives (acting in their capacities as such) has, directly or indirectly through its representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), (i) violated any Anti-Corruption Law or (ii) offered, given, promised to give or authorized the giving of money or anything of value, to any Government Official or to any other Person: (A) for the purpose of (1) corruptly or improperly influencing any act or decision of any Government Official in their official capacity, (2) inducing any Government Official to do or omit to do any act in violation of their lawful duties, (3) securing any improper advantage or (4) inducing any Government Official to use his or her respective influence with a Governmental Entity to affect any act or decision of such Governmental Entity or (B) in a manner that would constitute or have the purpose or effect of public or commercial bribery, acceptance of, or acquiescence in, extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage.

(b) The Company has maintained, and has caused its Subsidiary to maintain, systems of internal controls (including, but not limited to, accounting systems, purchasing systems and billing systems) and written policies to ensure compliance with Anti-Corruption Laws, and to ensure that all books and records of the Company and its Subsidiary accurately and fairly reflect, in reasonable detail, all transactions and dispositions of funds and assets, payments to any agents, consultants, representatives, third parties and Government Officials, in accordance with GAAP, and has made available all of such documentation to Acquirer. Neither the Company nor the Subsidiary has made any false or fictitious entries in the books and records of the Company and its Subsidiary relating to any unlawful offer, payment, promise to pay or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal or improper payment, or has established or maintained a secret or unrecorded fund or account.

(c) Neither the Company nor its Subsidiary nor, to the Company’s Knowledge, in each case, any of its Representatives (acting in their capacities as such) has been convicted of violating any Anti-Corruption Law or subjected to any investigation or proceeding by a Governmental Entity for potential corruption, fraud or violation of any Anti-Corruption Law.

2.22 Environmental, Health and Safety Matters.

(a) Each of the Company and its Subsidiary is in compliance, in all material respects, with all Environmental, Health and Safety Requirements in connection with the ownership, use, maintenance or operation of its business or tangible assets or properties. There are no pending, or to the Knowledge of the Company or its Subsidiary, any threatened allegations by any Person that the properties or tangible assets of the Company or its Subsidiary are not, or in each case that its or their business has not been conducted, in compliance with all Environmental, Health and Safety Requirements. To the knowledge of the Company, there are no past or present facts, circumstances or conditions that would reasonably be expected to give rise to any Liability of the Company or its Subsidiary with respect to Environmental, Health and Safety Requirements.

2.23 Export Control Laws. Each of the Company and its Subsidiary has at all times been, in compliance with and conducted its export transactions in accordance with, all applicable Israeli import/export control laws and Israeli Laws which restrict or prohibit the carrying on of business with individuals, corporations or countries, and other Israeli Laws regulating the development, commercialization, transfer, provision, import or export of technology or services, including without limitation, the Israeli Control of Products and Services Order (Engagement in Encryption), 1974, as amended, the Israeli Defense Export Control Law, 2007, the Israeli Order Governing the Control of Commodities and Services (Engagement in Encryption Items), 1974 (the “Encryption Order”), the Israeli Order of Import and Export (Supervision of Export of Dual Use Goods, Services and Technologies), 2006, the Israeli Trading with the Enemy Ordinance, 1939, as amended, and any regulations and orders promulgated under or related to any of the foregoing, as well as with U.S. export, reexport, transfer (in-country), import, anti-boycott, economic and trade sanctions laws, regulations, statutes, and orders, including the Export Control Reform Act and Export Administration Regulations, the Arms Export Control Act and International Traffic in Arms Regulations, and the economic and trade sanctions regulations administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury and all other Applicable Laws, regulations, statutes, and orders in other countries in which the Company or its Subsidiary conducts business (collectively, “Trade Laws”). Without limiting the foregoing: (i) each of the Company and its Subsidiary has obtained, or is otherwise qualified to rely upon, and has at all times been in compliance with , all export and import licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings with any Governmental Entity required for (A) the export, import and re-export of the Company’s products, services, software and technologies and (B) releases of technologies and software to foreign nationals, wherever located, if and when the same is released (collectively, “Trade Approvals”), (ii) there are no pending or, to the Knowledge of the Company, threatened, inquiries, investigations, enforcement actions, voluntary disclosures or other claims against the Company or its Subsidiary, nor to the Knowledge of the Company, any actions, conditions, facts, or circumstances that would reasonably be expected to give rise to any future claims, with respect to Trade Laws or Trade Approvals . Schedule 2.23 of the of the Company Disclosure Letter identified each Trade Approvals received by the Company. Except as set forth in Schedule 2.23(A), The Company does not use or develop, or engage in, encryption technology, technology with military applications, or other technology in a manner that is restricted under Israeli Law, and no Company business and/or operation requires the Company to obtain a license from the Israeli Ministry of Defense (“IMOD”) or Israeli Ministry of Economy or an authorized body thereof, including without limitation pursuant to Section 2(a) of the Control of Products and Services Declaration (Engagement in Encryption), 1974, as amended or Control of Products and Services Order (Export of Warfare Equipment and Defense Information), 1991, as amended, the Law of Regulation of Security Exports, 5767-2007, or under any other legislation regulating the development, commercialization or export of technology under any Applicable Law. The Company has not developed any of its own encryption means and the Company’s or the Subsidiary’s products, services or technology do not contain any encryption means developed by the Company.

2.24 Customers and Distributors. The Company and its Subsidiary do not have any outstanding material disputes concerning any Company Products with any customer or distributor who, for the year that ended December 31, 2024 or the nine months ended on September 30, 2025 was one of ten (10) largest sources of revenues for the Company, based on amounts paid or payable with respect to such periods (each, a “Significant Customer/Distributor”), and, to the knowledge of the Company, there is no material dissatisfaction on the part of any Significant Customer/Distributor with respect to any Company Products. Each Significant Customer/Distributor is listed on Schedule 2.24 of the Company Disclosure Letter. Neither the Company nor its Subsidiary has received any information from any Significant Customer/Distributor that such Significant Customer/Distributor shall not continue as a customer of the Company and/or its Subsidiary, as applicable after the Closing or that such Significant Customer/Distributor intends to terminate or materially modify existing Contracts with the Company and/or its Subsidiary, as applicable. Neither the Company nor its Subsidiary has had any Company Products returned by a purchaser thereof except for normal warranty returns consistent with past history that would not result in a reversal of any revenue by the Company and/or its Subsidiary, as applicable.

2.25 Suppliers. The Company and its Subsidiary do not have any outstanding material disputes concerning products and/or services provided by any supplier who, for the year ended December 31, 2024 or the nine months ended September 30, 2025, was one of the ten (10) largest suppliers of products and/or services to the Company and its Subsidiary, based on the aggregate amounts paid or payable with respect to such periods or (ii) material to the operation of the Business (each, a “Significant Supplier”), there is no material dissatisfaction on the part of the Company or its Subsidiary with respect to any Significant Supplier and, to the Knowledge of the Company, there is no material dissatisfaction on the part of any Significant Supplier with respect to the Company or its Subsidiary. Each Significant Supplier is listed on Schedule 2.25 of the Company Disclosure Letter. Neither the Company nor its Subsidiary has received any information from any Significant Supplier that such supplier shall not continue as a supplier to the Company and/or its Subsidiary, as applicable (after the Closing or that such Significant Supplier intends to terminate or materially modify existing Contracts with the Company and/or its Subsidiary, as applicable . The Company and its Subsidiary have access, on commercially reasonable terms, to all products and services reasonably necessary to carry on the Business and, to the Knowledge of the Company, there is no reason why the Company or its Subsidiary, as applicable, will not continue to have such access on commercially reasonable terms.

2.26 Except as set forth in Schedule 2.26, each of Robotemi Global Ltd, Robotemi Ltd and/or any of their direct or indirect subsidiaries (together, “Robotemi”) does not own or hold any Intellectual Property relevant to the Company Field or to the Company’s Business as now being conducted and as presently proposed to be conducted nor has Roboteami or Roboteami’s employees or consultants own or obtained rights to any Company Intellectual Property or other Intellectual Property used by the Company, and Roboteami is not a party to any contract related to the Defense Field.

For the purpose of this Section 2.26, the following terms shall have the meaning ascribed to them:

“Defense Field” shall mean the defense, military, para-military and homeland security fields, including without limitation products, services and applications for use by customers operating in such fields and may also engage in the Dual Field;

“Dual Field” shall mean the fields of security (including without limitation “Safe/Smart City” projects), search and rescue, law enforcement and emergency;

“Company Field” shall mean the engagement in robotic systems within the Defense Field or Dual-Use Field;

2.27 Accuracy of Information; Disclosure. Neither this Agreement nor any schedule, statement, or certificate furnished by or on behalf of the Company or , to the Company’s Knowledge, any Company Shareholder, to Acquirer in connection with this Agreement or any of the transactions contemplated hereby, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading.

Article III
Representations and Warranties of the Company Securityholders

Each Company Securityholder, severally and not jointly with the other Company Securityholders, represents and warrants to Acquirer in respect of itself, as follows:

3.1 Organization, Power and Capacity. If such Company Securityholder is not a natural Person, such Company Securityholder represents and warrants that it is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization (to the extent such concept applies in such jurisdiction) and possesses all requisite corporate power and authority to carry out the Transactions that are required to be carried out by such Company Securityholder. If such Company Securityholder is a natural Person, such Company Securityholder possesses all requisite capacity necessary to carry out the Transactions that are required to be carried out by such Company Securityholder.

3.2 Enforceability; Non-Contravention.

(a) This Agreement has been duly executed and delivered by such Company Securityholder and, assuming the due execution and delivery of this Agreement by the other parties hereto, constitutes the valid and legally binding obligation of such Company Securityholder enforceable against such Company Securityholder in accordance with its terms, except as may be limited by and subject only to the effect, if any, of (a) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors’ rights generally and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b) The execution, delivery and performance by such Company Securityholder of this Agreement, or its otherwise being bound by it, does not, and the consummation of the Transactions will not, conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, or result in the creation of any Encumbrance upon the Company Shares or Company Options pursuant to (i) any Contract or Order to which the Company Securityholder is subject or (ii) any Applicable Law, except where such conflict, violation, default, termination, cancellation or acceleration, individually or in the aggregate, would not be material to such Company Securityholder’s ability to consummate the Share Purchase or to perform its obligations under this Agreement. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required specifically by such Company Securityholder in connection with the execution and delivery of this Agreement or the consummation of the Transactions.

3.3 Title to Securities. Such Company Securityholder owns of record and beneficially the Company Shares and/or Company Options as set forth opposite their name on Schedule 2.2(a) of the Company Disclosure Letter and as set forth in the Spreadsheet, and has good and valid title to such Company Shares and/or Company Options, free and clear of all Encumbrances (except for those set forth in the Charter Documents) and, at Closing, shall deliver to Acquirer good and valid title to such Company Shares and Company Options, free and clear of all Encumbrances and Taxes. Such Company Securityholder does not own, and does not have the right to acquire, directly or indirectly, any other Company Shares and/or Company Options, except as set forth in Schedule 2.2(a) of the Company Disclosure Letter. Such Company Securityholder is not a party to any option, warrant, purchase right, or other Contract or commitment that could require such Company Securityholder to sell, transfer, or otherwise dispose of any Company Shares and/or Company Options (other than this Agreement).

Such Company Securityholder, other than the number and class of Company Securities set forth in the Spreadsheet, is not entitled to any additional Company Shares or any other form of Equity Interests, including, shares, options, warrants or any other convertible security, or right to acquire shares, options or warrants of or any other convertible security into Company Shares. Such Company Securityholder is not entitled to and has not right to receive any additional Company Securities (as a result of any anti-dilution rights, preemptive rights, conversion rights (of any of the Company Shares which are outstanding as of the Agreement Date or any Company Shares he, she or it may have been entitled to receive as a result of the conversion of any option, right, convertible loan agreement or any other convertible instrument that was issued by the Company), rights of first offer, co-sale and no-sale rights, any other participation, first refusal or similar rights, any adjustment of the conversion price of any preferred share whatsoever or otherwise).

3.4 Litigation. There are no actions, suits, arbitrations, mediations, proceedings or claims pending or, to the Knowledge of such Company Securityholder, threatened against such Company Securityholder that seek to restrain or enjoin the consummation of the Transactions.

3.5 Solvency. Such Company Securityholder is not bankrupt or insolvent and has not proposed a voluntary arrangement or made or proposed any arrangement or composition with such Company Securityholder’s creditors or any class of such creditors, and no petition in respect of any such arrangement or composition has been presented. The consummation of the Share Purchase and the other Transactions shall not constitute a fraudulent transfer by such Company Securityholder under applicable bankruptcy and other similar laws relating to bankruptcy and insolvency of such Company Securityholder.

3.6 Broker Fee.

Except as set forth in Schedule 2.20, no broker, finder, financial advisor, investment banker or similar Person is entitled to any brokerage, finder’s or other fee or commission from such Company Securityholder in connection with the origin, negotiation or execution of this Agreement or in connection with the Transactions.

3.7 Withholding Information. All information provided, or to be provided, to Acquirer, the Paying Agent or to the ITA, by or on behalf of any Company Securityholder for purposes of enabling Acquirer, the Paying Agent or the ITA to determine the amount of Tax to be deducted and withheld, if any, from the consideration payable to such Company Securityholder pursuant to this Agreement and for the ITA to issue a Valid Tax Certificate is and will be true, correct and complete when provided.

Article IV
Representations and Warranties of Acquirer

Acquirer represents and warrants to the Company as follows:

4.1 Organization and Standing. Acquirer is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation. Acquirer is not in violation of any of the provisions of its articles or certificate of incorporation, as applicable, or bylaws or equivalent organizational or governing documents.

4.2 Authority; Non-Contravention. Acquirer has all requisite corporate power and authority to enter into this Agreement and any other Transaction Document to which it is a party and to consummate the Transactions. The execution and delivery of this Agreement and the other Transaction Documents by Acquirer and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of Acquirer, and no other corporate proceedings on the part of Acquirer are necessary for it to authorize this Agreement or to consummate the Transactions and the other transactions contemplated hereby. This Agreement and the other Transaction Documents have been duly executed and delivered by Acquirer and, assuming the due execution and delivery of this Agreement by the other parties hereto, constitutes the valid and binding obligation of Acquirer, enforceable against Acquirer in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

4.3 Consents and Approvals; No Violations. The execution and delivery by Acquirer of this Agreement and each other instrument to be executed and delivered by it hereunder, the performance by Acquirer of its obligations hereunder and thereunder and the consummation by Acquirer of the transactions contemplated hereby and thereby, do not and will not, with or without the giving of notice or the lapse of time or both (X) violate, conflict with or result in a breach of or default by the Acquirer under any provision of its organizational documents or of any Contract to which Acquirer is a party or by which it or any of its assets or properties, are bound, (Y) require Acquirer to obtain any consent, approval or action of, make any filing with, or give any notice to, any Person, including any consent, license, permit, grant or other authorization of any Governmental Entity, other than (i) the filings required pursuant to this Agreement; (ii) the filing with the SEC of a Current Report on Form 8-K, (iii) to Acquirer’s knowledge, contravene any law or judgment applicable to Acquirer or any of Acquirer’s assets or properties, or (iv) violate, conflict with, result in a breach of or default by Acquirer (or give rise to any right of termination, cancellation, payment or acceleration) under any provision of any Contract to which Acquirer is a party or by which it or any of Acquirer’s assets or properties, are bound.

4.4 Litigation. There is no (a) private or governmental proceeding, suit or litigation pending or, to the Acquirer’s knowledge, threatened against the Acquirer or its Affiliates, or the transactions contemplated hereby, and (b) to the Acquirer’s knowledge, governmental inquiry or investigation pending or threatened in writing against the Acquirer or its Affiliates, in each case, with respect to the execution, delivery or performance of this Agreement or the transactions contemplated hereby or any other agreement entered into by Acquirer in connection with the transactions contemplated hereby.

4.5 Available Funds. Acquirer shall have on the Closing Date sufficient cash on-hand to pay the amounts required to be paid by it pursuant to the provisions set forth herein.

4.6 Broker Fee No broker, finder, financial advisor, investment banker or similar Person is entitled to any brokerage, finder’s or other fee or commission from Acquirer in connection with the origin, negotiation or execution of this Agreement or in connection with the Transactions.

4.8 Disclaimer of Other Representations and Warranties.

(a) Acquirer acknowledges that it and its representatives have had an opportunity to ask questions and receive answers and materials, and to discuss the Business with, and meet with, certain key officers of the Company and have been permitted access to the virtual data room provided by the Company.

(b) Acquirer has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective purchase of the Company Securities, and has so evaluated the merits and risks of such purchase. Acquirer is able to bear the economic risk of the purchase of the Company Securities contemplated under this Agreement.

(c) Acquirer acknowledges and agrees that, except for the representations and warranties expressly set forth in this Agreement, the Transaction Documents or any certificates delivered by the Company or any Company Securityholder pursuant to this Agreement and any other Transaction Document to which the Company or any Company Securityholder is party, neither the Company nor any of the Company Securityholders has made any representations or warranties whatsoever relating to the Company Securityholders, the Company or the Company's Subsidiaries in connection with the transactions contemplated hereby.

Nothing in this Section 4.8 shall derogate from the representations and warranties of the Company and the Company Securityholders contained in Articles II and III hereof (or the obligation to indemnify the Acquirer Indemnified Person for breach of such representations and warranties pursuant to Article IX or any other Transaction Document) or the ability of Acquirer to rely on such warranties and representations or to recover Losses in respect of such representations and warranties pursuant to Article IX.

Article V
Conduct Prior to the Closing

5.1 Conduct of the Business of the Company. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing, the Company shall and shall cause its Subsidiary to, without the prior written consent of Acquirer:

(a) conduct the Business solely in the ordinary course consistent with past practice (except to the extent expressly provided otherwise herein or as consented to in writing by Acquirer) and in compliance with Applicable Law;

(b) promptly notify Acquirer of any material event or occurrence that constitutes a Material Adverse Effect;

(c) promptly notify Acquirer of any change in the Company’s capitalization, other than with respect to the vesting of any Company Options in the ordinary course of business;

(d) use its commercially reasonable efforts consistent with past practice and policies to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, to the end that its goodwill and ongoing businesses shall be unimpaired at the Closing; and

(e) assure that each of its Contracts (other than with Acquirer) entered into after the Agreement Date will not, as a result of the consummation of the Transactions, require the procurement of any consent, waiver or novation or provide for any change in the obligations of any party thereto in connection with, or terminate, or, alternatively, the Company will secure such consent or waiver as a condition to Closing, and shall use commercially reasonable efforts to give reasonable advance notice to Acquirer prior to allowing any Material Contract or right thereunder to lapse or terminate by its terms.

5.2 Restrictions on Conduct of the Business of the Company. Without limiting the generality or effect of Section 5.1, except as specifically contemplated by this Agreement, or (ii) as expressly set forth on Schedule 5.2 of the Company Disclosure Letter, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing, the Company shall not, and shall cause each of its Subsidiaries not to, cause or permit any of the following (except to the extent expressly provided otherwise herein or as consented to in writing by Acquirer):

(a) Charter Documents. Cause, propose or permit any amendments to the Charter Documents or equivalent organizational or governing documents of the Company’s Subsidiary other than as contemplated in the Shareholder Consent;

(b) Merger, Reorganization. Merge or consolidate itself with any other Person or adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;

(c) Dividends; Distributions. Declare or pay any dividends on or make any other distributions (whether in cash, stock or other property) in respect of any of its Equity Interests, or split, combine or reclassify any of its Equity Interests, or repurchase or otherwise acquire, directly or indirectly, any of its Equity Interests except from former employees, non-employee directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service;

(d) Material Contracts. (i)Amend or modify any (A) Contract that would (if entered into, amended or modified prior to the Agreement Date) constitute a Material Contract, or (B) other Contract requiring a novation or consent in connection with the Share Purchase or the other Transactions, (ii) terminate, amend or modify (including by entering into a new Contract with such party or otherwise) or waive or materially violate any of the terms of any of its Material Contracts or (iii) enter into, amend, modify or terminate any Contract or waive, release or assign any rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would be reasonably likely to (A) adversely affect the Company or its Subsidiary (or any of their respective Affiliates) in any material respect, (B) materially impair the ability of the Company or its Subsidiary or the Shareholders’ Agent to perform their respective obligations under this Agreement or (C) prevent or materially delay or impair the consummation of the Share Purchase and the other Transactions;

(e) Issuance of Equity Interests. Issue, deliver, grant or sell or authorize or propose the issuance, delivery, grant or sale of, or purchase or propose the purchase of, any Equity Interests, or enter into or authorize or propose to enter into any Contracts of any character obligating it to issue any Equity Interests;

(f) Employees; Consultants; Independent Contractors. (i) Enter, without Acquirer’s consent (not to be unreasonably withheld), into, amend or extend the term of any employment or consulting agreement with, or Company Option held by, any officer, employee, or Contingent Worker, (ii) enter into or negotiate any Contract or collective bargaining agreement with a labor union or other labor organization, works council, economic committee, union or similar body that would have the effect of making any changes in the terms and conditions of employment or pension benefits of any employees or Contingent Workers;

(g) Loans and Investments. Make any loans or advances (other than routine expense advances to employees of the Company or its Subsidiary consistent with past practice) to, or any investments in or capital contributions to, any Person, or forgive or discharge in whole or in part any outstanding loans or advances, or prepay any Company Debt;

(h) Intellectual Property. transfer or license (other than nonexclusive licenses in the ordinary course of business consistent with past practice) from any Person any rights to any Intellectual Property or transfer or license to any Person any rights to any Company Intellectual Property or transfer or provide a copy of any Company Source Code to any Person (including any current or former employee or consultant of the Company or its Subsidiary or any consultant or commercial partner of the Company or its Subsidiary) (other than providing access to Company Source Code to current employees and consultants of the Company involved in the development of the Company Products on a need to know basis in the ordinary course of business consistent with past practice);

(i) Patents. Take any action regarding a patent, patent application or other Company Owned Intellectual Property right, other than filing, filing continuations for existing patent applications or completing or renewing registrations of existing patents, domain names, trademarks or service marks in the ordinary course of business consistent with past practice;

(j) Dispositions. Sell, lease, license or otherwise dispose of or permit to lapse any of its tangible or intangible assets, other than sales and nonexclusive licenses of the Company Products in the ordinary course of business consistent with past practice;

(k) Indebtedness. Incur any loans and/or other financial debt or guarantee any such loans or financial debt;

(l) Payment of Obligations. Pay, discharge or satisfy (i) any Liability to any Person who is an officer, director or Company Shareholder of the Company or its Subsidiary (other than compensation due for services as an officer or director) or (ii) any claim or Liability arising other than in the ordinary course of business consistent with past practice, or give any discount, accommodation or other concession other than in the ordinary course of business consistent with past practice, in order to accelerate or induce the collection of any receivable;

(m) Capital Expenditures. Make any capital expenditures, capital additions or capital improvements except (x) in the ordinary course of business consistent with past practice and (y) for such capital expenditures or commitments therefor that are reflected in the Exhibit [--];

(n) Insurance. Materially change the amount of, or terminate, any insurance coverage;

(o) Termination or Waiver. Cancel, release or waive any claims or rights held by the Company or its Subsidiary.

(p) Employee Benefit Plans; Pay Increases. (i) Adopt, terminate or amend any compensation benefit plan, or (ii) increase the salaries, wage rates, fees, or other compensation of its employees or Contingent Workers;

(q) Lawsuits; Settlements. Commence a lawsuit (without affecting the Company’s ability to defend itself in the case of any interim equitable relief which may be filed against it) settle or agree to settle any pending or threatened lawsuit or other dispute;

(r) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to the Company and its Subsidiaries (taken as a whole) or the Business, or enter into any Contract with respect to a joint venture, strategic alliance or partnership;

(s) Taxes. Make or change any election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any amendment to a federal, state, or foreign income Tax Return or any other material Tax Return unless required under Applicable Law, enter into any Tax sharing or similar agreement or closing agreement, assume any Liability for the Taxes of any other Person (whether by Contract or otherwise), settle any claim or assessment in respect of Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes or, enter into intercompany transactions giving rise to deferred gain or loss of any kind;

(t) Accounting. Change accounting methods or practices (including any change in depreciation or amortization policies) or revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable otherwise than in the ordinary course of business), except in each case as required by changes in GAAP as concurred with its independent accountants and after notice to Acquirer;

(u) Real Property. Enter into, extend or modify any Lease; or

(v) Encumbrances. Place or allow the creation of any Encumbrance on any of its properties;

(w) Warranties, Discounts. Materially change the manner in which it provides warranties, discounts or credits to customers;

(x) Interested Party Transactions. Enter into any Contract that, if entered prior to the Agreement Date, would be required to be listed on Schedule 2.14 of the Company Disclosure Letter;

(y) Other. Take or agree in writing or otherwise to take any of the actions described in clauses (a) through (y) in this Section 5.2.

5.3 Restrictions on Conduct of the Company Securityholder. Except as expressly set forth on Schedule 5.3 of the Company Disclosure Letter or as Acquirer shall otherwise consent, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing (such period, the “Pre-Closing Period”), each Company Securityholder, on a several and not joint basis, hereby agrees, not to:

(a) Directly or indirectly, transfer, sell, exchange, pledge or otherwise dispose of or encumber any Equity Interest in the Company or enter into any agreement relating thereto;

(b) Knowingly take any action that would (i) make any representation or warranty made by such Company Securityholder or the Company herein untrue or incorrect or (ii) reasonably be expected to have the effect of impairing the ability of such Company Securityholder or the Company to perform its, his or her obligations under this Agreement or preventing or materially delaying the consummation of any of the transactions contemplated by this Agreement or any other agreement contemplated by this Agreement.

5.4 Notices of Certain Events. Without limiting the generality of Section 5.2 and 5.3, during the Pre-Closing Period, the Company and each Company Securityholder shall promptly notify Acquirer of:

(a) any notice or other communication received thereby from any Person alleging that the consent of such Person is or may be required in connection with the Share Purchase or this Agreement;

(b) any notice or other communication received thereby from any Governmental Entity (i) delivered in connection with the Share Purchase or this Agreement, or (ii) indicating that a Company Authorization is revoked or about to be revoked or that a Company Authorization is required in any jurisdiction in which such Company Authorization has not been obtained, which revocation or failure to obtain would reasonably be expected to be material to the Company or to Acquirer, as the case may be; and

(c) any Legal Proceedings commenced or, to their respective knowledge, threatened against, relating to or involving or otherwise affecting the Company that has come to the knowledge of such Person and that, if pending on the Agreement Date, would have been required to have been disclosed pursuant to the Agreement, and any ongoing material developments in any such Legal Proceedings;

(d) any inaccuracy in or breach of any of their respective representations, warranties or covenants contained in this Agreement; and

(e) any event, condition, fact or circumstance not covered by clauses (a)-(c) above that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Article VII impossible or unlikely.

Article VI
Additional Agreements

6.1 No Transactional Solicitation.

(a) During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing, none of the Company, its Subsidiaries and each of the Company Securityholder, will, and none of the Company, its Subsidiaries and each such Company Securityholder will authorize or permit any of their respective Representatives to, directly or indirectly, (i) solicit, seek, initiate, encourage, entertain, respond to, facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or is reasonably likely to lead to, an Acquisition Proposal, (ii) disclose to any person any non-public information relating to the Company in connection with, or enter into, participate in, maintain or continue any discussions or negotiations regarding, any inquiry, expression of interest, proposal or offer that constitutes, or is reasonably likely to lead to, an Acquisition Proposal, (iii) agree to, accept, recommend or endorse (or publicly propose or announce any intention or desire to agree to, accept, recommend or endorse) any Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal, or (v) submit any Acquisition Proposal to the vote of any Company Securityholders. Each of the Company, its Subsidiaries and Company Securityholder will, and will cause their Representatives to, (A) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal and (B) immediately revoke or withdraw access of any Person (other than the Company, the Acquirer and their respective Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company or its Subsidiary in connection with an Acquisition Proposal and request from each Person (other than Acquirer and its Representatives) the prompt return or destruction of all non-public information with respect to the Company or its Subsidiary previously provided to such Person in connection with an Acquisition Proposal.

(b) The Company and each Company Securityholder shall immediately (but in any event, within 2 Business Days) notify Acquirer orally and in writing after receipt by it (or, to the knowledge of it, by any of its Representatives), of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that constitutes, or is reasonably likely to lead to, an Acquisition Proposal, or (iii) any other notice that any Person is considering making an Acquisition Proposal. Such notice shall describe the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request. The sender of such notice shall keep Acquirer reasonably informed of the status and details of, and any modification to, any such inquiry, expression of interest, proposal or offer and any correspondence or communications related thereto. The Company shall provide Acquirer with 48 hours prior notice (or such lesser prior notice as is provided to the members of the Board) of any meeting of the Board at which the Board is reasonably expected to discuss any Acquisition Proposal.

6.2 No Public Disclosure. Each of the Company, each Company Securityholder and Acquirer hereby covenants and agrees not disclose to any Person the existence of this Agreement and the consummation of the transactions contemplated hereunder, and any and all press releases and other widely-disseminated public disclosure by the Company, any Company Securityholder or Acquirer concerning the existence or terms of this Agreement or the transactions contemplated hereby from and after the date hereof will be subject to review by and approval of the other Parties (and with respect to the Company Securityholders, on their behalf, the Shareholders Agent); except for (i) permitted disclosure to any of to advisors, consultants, employees, board members and/or officers on a need to know basis (such as accountants and legal counsels), (ii) to the extent the Acquirer, Company or a Company Securityholder (and/or its Affiliates) is required to for such disclosure pursuant to any Applicable Law (including to make certain announcement as required by Applicable Law), or (iii) to competent court, in order to enforce the provisions of this Agreement and/or any of the related and ancillary documents hereto; provided that in connection with (ii) and (iii), the disclosing party provides the other party a copy of such proposed disclosure and provides a reasonable period of time to review and provide comments to such disclosure (other than with respect to the Acquirer in connection with any announcement and/or filing required pursuant to Applicable Law due to the fact that the Acquirer is a publicly listed company, with respect to which Acquirer shall make best efforts to provide a reasonable period of time to review and provide comments to such disclosure). The provisions of this Section 6.2 shall survive the termination of this Agreement or the Closing as applicable.

6.3 Reasonable Best Efforts. Each of the parties hereto agrees to use its reasonable best efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Share Purchase and the other Transactions, including the satisfaction of the respective conditions set forth in Article VII, and including to execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably desirable for effecting completely the consummation of the Share Purchase and the other Transactions.

6.4 Access to Information. During the Pre-Closing Period, (i) the Company shall afford Acquirer and its Representatives reasonable access during business hours and subject to prior coordination with the Company to (A) the Company’s and its Subsidiaries’ properties, personnel, books, Contracts and records and (B) all other information concerning the business, properties and personnel of the Company and its Subsidiaries as Acquirer may reasonably request and (ii) the Company and its Subsidiaries shall provide to Acquirer and its Representatives true, correct and complete copies of the Company’s and each such Subsidiary’s (A) internal financial statements, (B) Tax Returns, Tax elections and all other records and workpapers relating to Taxes, (C) a schedule of any deferred intercompany gain or loss with respect to transactions to which the Company or its Subsidiaries has been a party and (D) receipts for any Taxes paid to foreign Tax Authorities. Subject to compliance with Applicable Law, from the Agreement Date and during the Pre-Closing Period, the Company shall confer from time to time as requested by Acquirer with one or more Representatives of Acquirer to discuss any material changes or developments in the operational matters of the Company and its Subsidiaries and the general status of the ongoing operations of the Company and its Subsidiaries. No information or knowledge obtained by Acquirer or any of its Representatives during the pendency of the Transactions in any investigation pursuant to this Section 6.4 shall affect or be deemed to modify any representation, warranty, covenant, agreement, obligation or condition set forth herein. Notwithstanding anything herein to the contrary, no such access, discussions or examination shall be permitted to the extent that it would require the Company to disclose information subject to attorney-client privilege or attorney work-product privilege, or violate any applicable Law.

6.5 Spreadsheet. Not later than five (5) Business Days prior to the Closing Date, the Company shall prepare and deliver to Acquirer, in accordance with this Section 6.5, a spreadsheet (certified by the Company’s Chief Executive Officer) (the “Spreadsheet”) in form and substance similar to Schedule 6.5 and reasonably satisfactory to Acquirer, which spreadsheet shall be dated as of the Closing Date and shall set forth all of the following information (in addition to the other required data and information specified therein and in this Agreement), as of immediately prior to the Closing:

(a) the names of all Company Securityholders and their respective e-mail addresses and country and state of residence;

(b) the number, class and series of Company Shares held by, or subject to the Company Options held by, such Persons and, in the case of outstanding shares, the respective certificate numbers;

(c) the number of Company Shares subject to and the exercise price per share in effect for each Company Option;

(d) the vesting status and schedule with respect to Company Options and Unvested Company Shares

(e) for each Company Option that was exercised, the applicable exercise price and whether each such Company Option was granted and is subject to Tax pursuant to Section 3(i) of the Israeli Income Tax Ordinance or Section 102 of the Israeli Income Tax Ordinance and the applicable sub-section of Section 102 of the Israeli Income Tax Ordinance;

(f) the calculation of each portion of the Closing Cash Consideration and the allocation thereof between all Company Securityholders, and the Pro Rata Share of each Company Securityholder;

(g) the calculation of (i) the Company Net Working Capital (including: (A) the Company’s balance sheet as of the Closing prepared on a consistent basis with the Company Balance Sheet, (B) an itemized list of each element of the Company’s consolidated current assets and (C) an itemized list of each element of the Company’s consolidated total current liabilities), (ii) Company Cash, (iii) any Transaction Expenses and the Person to whom such Transaction Expense is owed, (iv) an itemized list of each item of Company Debt and the Person to whom such Company Debt is owed, and (v) the Closing Net Working Capital Adjustment;

(h) a funds flow memorandum setting forth applicable wire transfer instructions and other information reasonably requested by Acquirer.

6.6 Tax Matters.

(a) Tax Returns.

(i) The Company shall timely file or cause to be timely filed when due (taking into account all extensions properly obtained) all Tax Returns that are required to be filed by or with respect to the Company and its Subsidiaries (taking into account all extensions properly obtained) on or prior to the Closing Date (“Company Prepared Returns”) and timely pay all Taxes shown as due on such Tax Returns. Each Company Prepared Return shall be prepared and filed in a manner consistent with past practice, unless otherwise required by law. Each Company Prepared Return shall be submitted to Acquirer for Acquirer’s review and comment, in the case of an income Tax Return, at least fifteen (15) days prior to the due date thereof (taking into account all extensions properly obtained) and in the case of a non-income Tax Return, as soon as is reasonably practicable prior to the due date thereof (taking into account all extensions properly obtained). The Company shall consider in good faith any reasonable comments made by Acquirer in such Company Prepared Return prior to filing.

(ii) Acquirer shall timely file or cause to be timely filed when due (taking into account all extensions properly obtained) all Tax Returns that are required to be filed by or with respect to the Company and its Subsidiaries (taking into account all extensions properly obtained) after the Closing Date for any Pre-Closing Tax Period or Straddle Period (“Acquirer Prepared Return”). Each Acquirer Prepared Return shall be prepared and filed in a manner consistent with past practice, unless otherwise required by Applicable Law. Each Acquirer Prepared Return shall be submitted to the Shareholders’ Agent for the Shareholders’ Agent’s review and comment, in the case of an income Tax Return, at least fifteen (15) days prior to the due date thereof (taking into account all extensions properly obtained) and in the case of a non-income Tax Return, as soon as is reasonably practicable prior to the due date thereof (taking into account all extensions properly obtained). Acquirer shall consider in good faith any reasonable comments made by the Shareholders’ Agent in such Acquirer Prepared Return prior to filing.

(b) Tax Contests. Each party shall notify each other after acquiring knowledge of any inquiry, claim, audit, assessment, proceeding or similar event with respect to any Taxes of the Company or its Subsidiaries for a Pre-Closing Tax Period (any such inquiry, claim, audit, assessment, proceeding or similar event, a “Tax Contest”). Any failure to so notify the Shareholders’ Agent or the Company Securityholders of any Tax Contest shall not relieve the Company Securityholders of any liability with respect to such Tax Contest except to the extent that such failure shall have prejudiced the defense of such Tax Contest. Acquirer shall control any Tax Contest and defend such Tax Contest in good faith as if it were the only party in interest; provided, however, that, with respect to any Tax Contest that would reasonably be expected to result in Pre-Closing Taxes for which the Company Securityholders are liable, (i) Acquirer shall keep the Shareholders’ Agent informed of any progress of such Tax Contest, (ii) Acquirer shall provide the Shareholders’ Agent the opportunity to participate in or assume the defense of such Tax Contest at the Company Securityholders’ expense provided however that in case of participation, the identity Shareholders’ Agent Tax counsel shall be subject to Acquirer’s prior consent (which consent shall not be unreasonably withheld, conditioned, or delayed), and notwithstanding anything to the contrary, the decision of the Shareholders’ Agent to assume the defence of such Tax Contest, as mentioned above, shall constitute the Securityholders’ approval, authorization, and consent to satisfy any indemnification sought as a result of such Tax Contest; and (iii) neither party to this Agreement shall settle or compromise such Tax Contest without the other party’s prior written consent, which consent shall not be unreasonably withheld, conditioned, or delayed. In the event of any conflict between this Section 6.6(b) and Section 9.10, this Section 6.6(b) shall control.

(c) Tax Cooperation. Each of Acquirer, the Shareholders’ Agent and the Company Securityholders, and the Company shall cooperate fully, as and to the extent reasonably requested by any of the others, in connection with the filing of Tax Returns and any Legal Proceeding with respect to Taxes. Such cooperation shall include the retention and (upon request therefor) the provision of records and information reasonably relevant to any such Legal Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Acquirer, the Company and its Subsidiaries, the Shareholders’ Agent and the Company Securityholders agree to retain all material books and records with respect to Tax matters pertinent to the Company and its Subsidiaries relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations of the respective taxable periods, and to abide by all record retention agreements entered into with any Tax Authority.

(d) Intended Tax Treatment. The parties intend that the Share Purchase be a Taxable transaction for income Tax purposes, including with respect to the Closing Cash Consideration and the Escrow Amount and will so treat the Share Purchase . Notwithstanding the foregoing, each party hereto is relying solely on the advice of his, her or its own Tax advisors with respect to the Tax consequences of the Transactions.

(e) Straddle Period Apportionment. In the case of any Taxes of the Company or its Subsidiaries that are imposed on a periodic basis and that are payable for a Taxable period that includes (but does not end on) the Closing Date, such Taxes shall (i) in the case of property, or other Taxes that accrue based upon the passage of time, be deemed to be Pre-Closing Taxes in an amount equal to the amount of such Taxes for the entire Taxable period multiplied by a fraction, the numerator of which is the number of days in the Taxable period through and including the Closing Date and the denominator of which is the number of days in the entire Taxable period, and (ii) in the case of any other Taxes, be deemed to be Pre-Closing Taxes in an amount equal to the amount of Taxes that would be payable if the relevant Taxable period ended on the Closing Date (and for such purpose, the taxable period of any partnership, other pass through entity or any non-U.S. entity owned by the Company shall be deemed to terminate at such time). Any credits or deductions relating to a Taxable period that includes (but does not end on) the Closing Date shall be taken into account on a basis consistent with the assumption in clauses (i) and (ii) above.

6.7 280G Shareholder Approval. The Company shall, by Closing, (a)  secure from each Person who has a right to any payments or benefits as a result of or in connection with the transactions contemplated hereby that could be deemed to constitute “parachute payments” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) a waiver of such Person’s rights to some or all of such payments or benefits applicable to such Person (“Waived Section 280G Payments”) so that all remaining payments or benefits applicable to such Person shall not be deemed to be “excess parachute payments” that would not be deductible under Section 280G of the Code and (b) submit to all shareholders for approval any Waived Section 280G Payments, such that such payments and benefits shall not be deemed to be “parachute payments”.

6.8 Director Resignations . Prior to the Closing, the Company shall cause each director of the Company or its Subsidiary to execute and deliver a Company D&O Resignation Letter or Subsidiary D&O Resignation Letter, effectuating his or her resignation from such position as a member of the board of directors (although not as an employee) effective as of the Closing (the “Director Resignations”).

6.9 Tax Rulings. The Company through its legal and accounting representatives in cooperation with Acquirer, through its legal and accounting representatives, as soon as practicable following the date of this Agreement will approach the ITA with an application for a ruling in relation to the Israeli Tax treatment of Company 102 Securities to confirm, among other things, that (A) the purchase of Company 102 Options that are In-the-Money Vested Company Options and Company 102 Shares for the applicable consideration prior to the lapse of the required holding period under Section 102 will not constitute a violation of the requirements of Section 102 provided that the applicable consideration is deposited with the Section 102 Trustee until the end of the applicable holding period, (B) any Escrow Amount and the Shareholders’ Agent Expense Amount paid with respect to Company Securities and Section 3(i) Options shall only be subject to Israeli withholding tax if and when paid out to the holders thereof and (C) Acquirer and anyone acting on its behalf, including the Paying Agent, shall be exempt from Israeli Tax withholding in relation to any payments or consideration transferred to the Section 102 Trustee in relation to Section 102 Securities and Company 3(i) Options, and shall include such additional terms as are customary to be included in such rulings (the “102 Tax Ruling”). If the 102 Tax Ruling is not granted by the Closing Date, the Company might seek to receive prior to such date an interim tax ruling confirming, among others, that Acquirer and anyone acting on its behalf (including the Paying Agent and the Escrow Agent) will be exempt from Israeli withholding Tax in relation to any payments made to the 102 Trustee with respect to Company 102 Securities and Company 3(i) Options, which interim tax ruling may be subject to customary conditions regularly associated with such an interim tax ruling (the “102 Interim Ruling”). To the extent the 102 Interim Ruling is obtained, all references herein to the 102 Tax Ruling shall be deemed to refer to such interim ruling, until such time that a final definitive 102 Tax Ruling is obtained. The Company and Acquirer shall keep each other updated on any written or oral submission and any discussions or meetings with the ITA relating to the 102 Tax Ruling or the 102 Interim Ruling (as applicable). For the avoidance of doubt, the Company and its legal and accounting Representatives shall not make any application to the ITA with respect to any matter relating to the 102 Tax Ruling or the 102 Interim Ruling (as applicable), without granting the Acquirer’s Israeli legal counsel the opportunity to review, comment on and approve the draft application of the 102 Tax Ruling and the 102 Interim Ruling and the final text thereof (which approval shall not be unreasonably withheld, delayed or conditioned).

6.10 Restrictive Covenants. Without derogating from, and in addition to, and without derogating from, any undertaking under any other existing Contract, each of the Company Securityholder undertakes and agrees, severally and not jointly, towards the Company and the Acquirer, effective commencing as of the Closing, as follows:

(a) Confidentiality. For a period of four (4) years following the Closing, to keep secret and to treat with confidentiality the Confidential Information and not to disclose any Confidential Information to any person or entity whatsoever or to use any Confidential Information for any purpose whatsoever, except for the benefit of the Company and only in performance of their duties on behalf of the Company (if applicable), provided however, that in the event that any of the Securityholder shall be legally required (by formal questioning by any Governmental Entity, or, by Applicable Law) to disclose any Confidential Information, such Securityholder shall immediately notify Acquirer and the Company of such request or requirement prior (to the extent such prior notice is not prohibited under Applicable Law) to disclosure so that Acquirer or the Company may seek an appropriate protective order with the reasonable assistance of such Securityholder. If such order is not timely obtained, only such portion of the Confidential Information as specifically required shall be disclosed. For the purpose of this Section, the term Confidential Information does not include information which is or becomes generally available to the public other than as a result of a disclosure by the Company Securityholders or the Shareholders’ Agent in breach of this Agreement.

(b) Non-Compete. Each Securityholder specified on Schedule 6.10(b)1 (the “Named Securityholders”) undertakes that during the period commencing on the Closing Date and ending upon the 4th anniversary of the Closing Date (“Restricted Period”), Such Named Securityholder will not, and will cause its Affiliates not to, compete in the Company Business anywhere in the world. For the purposes of this Agreement, the term “compete” shall mean engaging or having any interest, directly or indirectly through any Affiliate, partnership, joint venture or agent (other than Acquirer or the Company), for its own account or as an owner, shareholder (other than through holding up to 3% of a public company), operator, manager, employee, officer, director, partner, venture partner, investor, advisor, consultant or similar capacity of or to any Person.

(c) Non-Solicitation. During the period commencing on the date hereof and ending upon expiration of the Restricted Period, and other than as set forth in Schedule 6.10(c), each of the Named Securityholders covenants and agrees not to (and cause its Affiliates not to): (i) solicit, seek to employ or seek to retain the services of any Person who is at that time or was within the previous twelve (12) months providing services to the Company, as an employee, consultant or contractor, or employee of such a consultant or contractor (any such Person, a “Subject Person”), (ii) persuade, induce or attempt to persuade or induce any Subject Person to leave his/her employment or to refrain from providing services to such party or (iii) cause or authorize any Person to do any of the foregoing.

(d) Non-Disparagement & Non-Interference. During the Restricted Period, each of the Company Securityholders (and shall cause its respective subsidiaries) will not intentionally make or publish any statement or communication which is disparaging with respect to Acquirer or the Company or its Subsidiaries. Each of the Company Securityholders further agree that during the Restricted Period not to directly or indirectly, induce, or attempt to induce, any consultant, contractor, sub-contractor, customer, client, distributor, supplier, vendor, manufacturer, representative, agent, venturer, co-venturer or other Person transacting business with the Company to reduce or cease doing business with the Company, or in any way to interfere with the relationship between any such Person, on the one hand, and the Company, on the other hand.

(e) Enforcement. The Parties intend that the provisions of this Section 6.10 be enforced to the fullest extent permissible under Applicable Law in each jurisdiction where enforcement may be sought, and that the unenforceability of any provision shall not impair the remainder of this Section 6.10. If any court determines that the restrictions are unreasonable, the Parties agree that such court may substitute the maximum reasonable period, scope or geographic area and revise the restrictions to cover the maximum extent permitted by law. Each of the Company Securityholders acknowledges that these restrictive covenants, including their duration, are necessary to protect the proprietary interests and legitimate business interests of the other Parties, and that the Closing Cash Consideration payable to such Company Securityholder hereunder constitutes also consideration for the Company Securityholder’s obligations under this Section 6.10. The covenants and obligations of the Company Securityholders set forth in this Section 6.10 shall be construed as independent of any other provision herein and of any other agreement or arrangement among the Parties and the existence of any claim or cause of action by any Party against any other Party or any of their Affiliates, whether based on another provision of this Agreement or a separate agreement, shall not constitute a defense to the enforcement of such covenants or obligations against such Party

[1]	NTD: Proposed to be only Yossi and Elad currently. Additional securityholders may be identified by Acquirer.

Article VII
Conditions to the Share Purchase

7.1 Conditions to Obligations of Each Party to Effect the Share Purchase. The respective obligations of each party hereto to consummate the Transactions shall be subject to the satisfaction or waiver in writing (by each of Acquirer and the Shareholders Agent, as applicable) at or prior to the Closing of each of the following conditions:

(a) Illegality. No Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Share Purchase shall be in effect, and no action shall have been taken by any Governmental Entity seeking any of the foregoing, and no Applicable Law or Order shall have been enacted, entered, enforced or deemed applicable to the Share Purchase (and not rescinded or repealed) that makes the consummation of the Share Purchase illegal.

(b) Governmental Approvals. Acquirer and the Company shall have timely obtained from each Governmental Entity all approvals, waivers and consents, if any, necessary for consummation of, or in connection with, the Share Purchase and the other Transactions.

7.2 Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of the Company and may be waived by the Shareholders Agent in writing in its sole discretion without notice or Liability to any Person):

(a) Representations, Warranties and Covenants. The representations and warranties made by Acquirer herein shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates). Acquirer shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by them at or prior to the Closing.

(b) Receipt of Closing Deliveries. The Company shall have received each of the agreements, instruments, certificates and other documents set forth in Section 1.2(a).

(c) The Company through its legal and accounting representatives in cooperation with Acquirer, through its legal and accounting representatives, as soon as practicable following the date of this Agreement will approach the ITA with an application for a ruling in relation to the Israeli Tax treatment of Company 102 Securities to confirm, among other things, that (A) the cancellation of Company 102 Options that are In-the-Money Vested Company Options in exchange for the appliable consideration and the sale of Company 102 Shares for the applicable consideration prior to the lapse of the required holding period under Section 102 will not constitute a violation of the requirements of Section 102 provided that the applicable consideration is deposited with the Section 102 Trustee until the end of the applicable holding period, (B) any Escrow Amount and the Shareholders’ Agent Expense Amount paid with respect to Company Securities and Section 3(i) Options shall only be subject to Israeli withholding tax if and when paid out to the holders thereof and (C) Acquirer, the Company, the 102 Trustee and anyone acting on their behalf, including the Paying Agent, shall be exempt from Israeli Tax withholding in relation to any payments or consideration transferred to the Section 102 Trustee in relation to Section 102 Securities and Company 3(i) Options, and shall include such additional terms as are customary to be included in such rulings (the “102 Tax Ruling”). If the 102 Tax Ruling is not granted by the Closing Date, the Company might seek to receive prior to such date an interim tax ruling confirming, among others, that Acquirer and anyone acting on its behalf (including the Paying Agent and the Escrow Agent) will be exempt from Israeli withholding Tax in relation to any payments made to the 102 Trustee with respect to Company 102 Securities and Company 3(i) Options, which interim tax ruling may be subject to customary conditions regularly associated with such an interim tax ruling (the “102 Interim Ruling”). To the extent the 102 Interim Ruling is obtained, all references herein to the 102 Tax Ruling shall be deemed to refer to such interim ruling, until such time that a final definitive 102 Tax Ruling is obtained. The Company and Acquirer shall keep each other updated on any written or oral submission and any discussions or meetings with the ITA relating to the 102 Tax Ruling or the 102 Interim Ruling (as applicable). For the avoidance of doubt, the Company and its legal and accounting Representatives shall not make any application to the ITA with respect to any matter relating to the 102 Tax Ruling or the 102 Interim Ruling (as applicable), without granting the Acquirer’s Israeli legal counsel the opportunity to review, comment on and approve the draft application of the 102 Tax Ruling and the 102 Interim Ruling and the final text thereof (which approval shall not be unreasonably withheld, delayed or conditioned).

7.3 Additional Conditions to the Obligations of Acquirer. The obligations of Acquirer to consummate the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of Acquirer and may be waived by Acquirer in writing in its sole discretion without notice or Liability to any Person):

(a) Representations, Warranties and Covenants. The representations and warranties made by the Company and the Company Securityholders herein, as applicable, (i) which are Special Representations, or qualified by materiality or Material Adverse Effect, shall be true, correct and complete in all respects as of the Agreement Date and as of the Closing Date as if made on and as of the Closing Date (or, if given as of a specific date, at and as of such date), (ii) set forth in Article II (other than the Special Representations and other than any representations and warranties qualified by materiality or Material Adverse Effect) shall be true, correct and complete as of the Agreement Date and in all material respects as of the Closing Date as if made on and as of the Closing Date (or, if given as of a specific date, at and as of such date). The Company and each of the Company Securityholder shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by the Company and the Company Securityholder at or prior to the Closing.

(b) Receipt of Closing Deliveries. Acquirer shall have received each of the agreements, instruments, certificates and other documents set forth in Section 1.2(b), which shall be in full force and effect and to the extent not attached in final form to the Agreement at the time of signing, in form and substance acceptable to the Acquirer in its sole discretion.

(c) Company Shareholder Consent. The Shareholder Consent shall remain in full force and effect and shall not have been revoked.

(d) Injunctions or Restraints on Conduct of Business. No Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition limiting or restricting the consummation of the Share Purchase or the Company’s conduct or operation of the Business following the Closing shall be in effect, and no Legal Proceeding seeking any of the foregoing, in connection with the Share Purchase or prohibiting or limiting the consummation of the Share Purchase shall be pending or threatened.

(e) No Legal Proceedings. No Governmental Entity or other Person shall have filed any Legal Proceeding challenging or seeking the recovery of a material amount of damages in connection with Share Purchase or seeking to prohibit or limit the exercise by Acquirer of any material right pertaining to ownership of Equity Interests of the Company.

(f) No Material Adverse Effect. There shall not have occurred a Material Adverse Effect with respect to the Company and its Subsidiaries (taken as a whole).

(g) Employees.

(i) No fewer than all six management level employees and 90% of the other employees and Contingent Workers of the Company and its Subsidiaries, shall have continued to be engaged by the Company or the applicable Subsidiary as of the Closing.

(h) Section 280G Matters. Section 280G Matters. The Company shall have delivered the required waivers in connection with the Waived Section 280G Payments and the 280G Shareholder Approval in form and substance acceptable to Acquirer..

(i) D&O Insurance Policy. The Company shall, on or prior to the Closing Date, purchase tail insurance coverage for the D&O Indemnitees (“D&O Tail Policy”), the cost of which shall constitute a Transaction Expense, to become effective at the Closing, which shall provide the D&O Indemnitees with coverage for seven (7) years following the Closing Date for acts and omissions occurring prior to the Closing, including in connection with the Transactions, on terms not materially less favorable (including the amount of coverage) as in effect for the Company as of immediately prior to the Closing Date and reasonably satisfactory to Acquirer.

(j) a letter re IIA grants acceptable to Acquirer signed by the Chief Executive Officer of the Company

(k) Assignment of the “Roboteam” trademark from Robotemi to the Company.

Article VIII
Termination

8.1 Termination. At any time prior to the Closing, this Agreement may be terminated and the Share Purchase abandoned by authorized action taken by the terminating party:

(a) by mutual written consent duly authorized by Acquirer and the Shareholders Agent;

(b) by Acquirer, on the one hand, or the Shareholders Agent, on the other hand, by written notice to the other, if the Closing shall not have occurred on or before December 31, 2025, provided however, that to the extent that the only conditions not fulfilled are the approval(s) of any Governmental Entities, then an additional 45-day period, or such other date that Acquirer and the Shareholders Agent may agree upon in writing (the “Termination Date”); provided, that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose material breach of any covenant, agreement or obligation hereunder shall have been the principal cause of, or shall have directly resulted in, the failure of the Closing to occur on or before the Termination Date;

(c) by Acquirer, on the one hand, or the Shareholders Agent, on the other hand, by written notice to the other if any Order of a Governmental Entity of competent authority preventing the consummation of the Share Purchase shall have become final and non-appealable;

(d) by Acquirer, by written notice to the Company and the Shareholders Agent, if (i) there shall have been an inaccuracy or breach of any representation or warranty made by, or a breach of any covenant, agreement or obligation of the Company or any of the Company Securityholders herein, and such inaccuracy or breach shall not have been cured within twenty (20) Business Days after receipt by the Company of written notice of such inaccuracy or breach and, if not cured within such period and at or prior to the Closing, such would result in the failure of any of the conditions set forth in Section 7.1 or Section 7.3 to be satisfied (provided, that no such cure period shall be available or applicable to any such inaccuracy or breach that by its nature cannot be cured), (ii) there shall have been a Material Adverse Effect with respect to the Company and the Subsidiaries, taken as a whole or (iii) the Company shall have materially breached Section 5.1 or 5.2; or

(e) by the Shareholders Agent, by written notice to Acquirer, if there shall have been an inaccuracy in or breach of any representation or warranty made by, or a breach of any covenant, agreement or obligation of, Acquirer herein and such inaccuracy or breach shall not have been cured within fifteen (15) Business Days after receipt by Acquirer of written notice of such inaccuracy or breach and, if not cured within such period and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 7.1 or Section 7.2 to be satisfied (provided, that no such cure period shall be available or applicable to any such inaccuracy or breach that by its nature cannot be cured);

8.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no Liability on the part of Acquirer, the Company, the Shareholders’ Agent or their respective officers, directors, shareholders or Affiliates; provided, that (i) Section 6.2 (Public Disclosure), this Section 8.2 (Effect of Termination), Article X (General Provisions) and any related definition provisions in or referenced in Exhibit A and the MNDA shall remain in full force and effect and survive any termination of this Agreement and (ii) nothing contained herein, shall relieve any party hereto from Liability in connection with any intentional or willful breach of any covenant, agreement, representation, warranty or obligation of, such party occurring or relating to any period prior to such termination.

Article IX
Indemnification

9.1 Indemnification.

(a) Subject to the limitations set forth in this Article IX, from and after the Closing, the Indemnifying Parties shall severally but not jointly, in proportion to each such Indemnifying Party’s Pro Rata Share (except that (1) any claims from the Escrow Account may be made on a several and joint basis, and (2) with respect to any breach of any representations, warranty or covenants of, or fraud by, any individual Indemnifying Party, as provided and to the extent included in the following clauses (i), (ii) through (xii), such Indemnifying Party shall severally be liable for its Pro Rata Share of the entire indemnification amount), indemnify and hold harmless Acquirer, the Company and their respective officers, directors, agents and employees, and each Person, if any, who controls Acquirer within the meaning of the Securities Act (each of the foregoing being referred to individually as an “Indemnified Person” and collectively as “Indemnified Persons”) from and against, and shall compensate and reimburse each Indemnified Person for, any and all losses, liabilities, damages, claims, fees, Taxes, interest, reasonable out-of-pocket costs and expenses, including costs of investigation and defense and reasonable fees and expenses of counsel, experts and other professionals, directly (provided, however, that any indirect damages actually awarded in any Third-Party Claim shall be indemnifiable in accordance with the provisions herein and, for the purposes hereof, shall be deemed direct damages), whether or not due to a direct claim or Third-Party Claim (collectively, “Indemnifiable Damages”), arising out of, resulting from or in connection with:

(i) any failure of any representation or warranty made by the Company or by such Indemnifying Party in this Agreement , the Company Disclosure Letter (including any exhibit to or schedule thereof), or in any certificate delivered to Acquirer at the Closing pursuant to any provision of this Agreement, to be true and correct;

(ii) any breach of, or default in connection with, any of the covenants, agreements or obligations made by the Company or such Indemnifying Party herein or in any other agreements contemplated by the Transaction Documents;

(iii) any inaccuracies in the Spreadsheet;

(iv) any Pre-Closing Taxes to the extent not taken into account in calculating the Company Debt, Company Cash, Transaction Expenses and Company Net Working Capital, including for the avoidance of doubt and without duplication any Tax withholding in respect of any payment made to such Indemnifying Party in connection with the transactions contemplated under this Agreement, provided that (x) no Company Securityholder shall be responsible for any Taxes that were required to have been withheld from any payment (or deemed payment) made to any other Company Securityholder and (y) for the avoidance of doubt, the recipient of such payment (or deemed payment) shall be fully liable for any such Taxes;

(v) any fraud, intentional misrepresentation or willful misconduct, all of the above regarding a representation or a covenant hereunder, by or on behalf of the Company or such Indemnifying Party;

(vi) any Liability pursuant to indemnification undertakings granted by the Company and/or its Subsidiaries to directors or officers of the Company and its Subsidiaries only in connection with the period prior to the Closing Date;

(vii) claims by or purportedly on behalf of a Company Securityholder related to or in connection with the invalidity of the signing/execution of this Agreement;

(viii) any claim or threatened claim by any Company Securityholder relating to any alleged action or failure to act on its behalf by the Shareholders’ Agent;

(ix) [reserved]

(x) any claim by or in connection with Robotemi, including without limitation with respect to the representations provided in Section 2.26 above , arising from or related to causes or actions that occurred prior to the Closing.

(xi) any claim in connection with any IIA grants received by the Company or that are applicable to the Company prior to Closing.

(xii) any claim with respect to the (i) implementation with respect to Section 14 Arrangement; and/or (ii) proper classification of workers as independent contractors and consultants, all of the above only up to and in connection with the period prior to the Closing Date;

(b) Materiality and knowledge standards or qualifications, qualifications or requirements that a matter be or not be “reasonably expected” or “reasonably likely” to occur and qualifications by reference to the defined term “Material Adverse Effect” in any representation, warranty, covenant, agreement or obligation shall be deemed to be made without such qualification or limitation for purposes of determining the amount of any Indemnifiable Damages, but not for determining the existence of Indemnifiable Damages.

9.2 Indemnification by Acquirer(a) .

(a) Subject to the other terms and conditions of this Article IX, from and after the Closing, Acquirer shall indemnify and hold harmless each of the Securityholders and their respective Affiliates (collectively, the “Securityholder Indemnified Person”) from and against, and shall compensate and reimburse each Securityholder Indemnified Person for, any and all Indemnifiable Damages, arising out of, resulting from or in connection with:

(i) any failure of any representation or warranty made by the Acquirer in this Agreement (including any exhibit to or schedule thereof) or in any certificate required to be delivered by Acquirer at the Closing pursuant to any provision of this Agreement, to be true and correct;

(ii) any breach of, or default in connection with, any of the covenants, agreements or obligations made by Acquirer herein or in any other agreements contemplated by the Transaction Documents.

(b) Materiality and knowledge standards or qualifications, qualifications or requirements that a matter be or not be “reasonably expected” or “reasonably likely” to occur and qualifications by reference to the defined term “Material Adverse Effect” in any representation, warranty, covenant, agreement or obligation shall be deemed to be made without such qualification or limitation for purposes of determining the amount of any Indemnifiable Damages, but not for determining the existence of Indemnifiable Damages.

9.3 Indemnifiable Damage Threshold; Other Limitations.

(a) Recovery from the Escrow Account shall constitute the sole and exclusive remedy for the indemnity obligations of each Indemnifying Party under this Agreement for Indemnifiable Damages (and not specific performance or other equitable remedies) arising out of, resulting from or in connection with the matters listed in clauses (i) of Section 9.1(a), except:

(i) in the case of fraud, intentional misrepresentation or willful misconduct by or on behalf of the Company or such Indemnifying Party, or

(ii) (any failure of any of the representations and warranties made by:

(1) the Company in Section 2.1 (Organization, Standing, Power and Subsidiary), Section 2.2 (Capital Structure), Section 2.3 (Authority; Non-Contravention), Section 2.12 (Taxes) , or Section 2.20 (Broker Fees) (collectively, the “Company Special Representations”) to be true and correct, or

(2) the Company in Section 2.10 (Intellectual Property) (the “ Company IP Special Representations”)

(3) the Company Securityholder representations contained in Section 3.1 (Organization, Power and Capacity), Section 3.2 (Enforceability; Non-Contravention) Section 3.3 (Title to Shares) and Section 3.6 (Broker Fee) (the “Securityholders Special Representations” and together with the Company Special Representations and the Company IP Special Representations, collectively, the “Special Representations”) to be true and correct.

(b) In the case of any claims for Indemnifiable Damages arising out of, resulting from or in connection with (x) the failure of any of the Special Representations to be true and correct as aforesaid, and (y) the matters listed in Section 9.1(a) other than clauses 9.1(a)(i) ((x) and (y) collectively, “Special Claims”), Acquirer shall be entitled to seek recovery, at Acquirer’s discretion, either from the Escrow Account and/or from each Indemnifying Party for the amount of any Indemnifiable Damages resulting therefrom, subject to the limitations set forth under Section 9.3(c) below.

(c) Except as otherwise provided in this Agreement, (1) the total Liability recovered from an Indemnifying Party in respect of the indemnification obligations contained in Section 9.1(a)(i) shall not exceed Escrow Amount then held by the Escrow Agent (so that in any event, it is hereby clarified that with respect to any indemnification obligations contained in Section 9.1(a)(i), the Acquirer’s sole recovery (other than in cases of a fraud) shall be the Escrow Amount held by the Escrow Agent and that time), (2) the total liability recovered from an Indemnifying Party in respect of the indemnification obligations for Special Claims (other than any claims for Indemnifiable Damages arising out of, resulting from or in connection with Company IP Special Representations), shall not exceed the Closing Cash Consideration actually paid to such Indemnifying Party (the “Maximum Threshold”); (3) the total liability recovered from an Indemnifying Party in respect of the indemnification obligations for the Company IP Special Representations shall not exceed thirty percent (30%) of the Maximum Threshold; and (4) there shall be no limitation with respect in the case of fraud, intentional misrepresentation or wilful misconduct of an Indemnifying Party or with respect to the Company, only if the applicable Indemnifying Party had actual knowledge thereof. The aggregate amount of all Indemnifiable Damages for which Acquirer may be liable for pursuant to Section 9.2 shall not exceed the remaining Escrow Amount at such time. For the avoidance of doubt, it is hereby clarified any amounts previously paid in respect of any Indemnifiable Damages shall reduce the remaining liability of the Indemnifying Parties on a dollar-for-dollar basis. In no event shall an Indemnifying Party be Liable for any Indemnifiable Damages in excess of the amounts actually received by such Indemnifying Party, other than in case of fraud committed by such Indemnifying party or in the case of fraud such Indemnifying Party had actual knowledge of.

(d) Notwithstanding anything to the contrary contained herein, the amounts that an Indemnified Person recovers from the Escrow Account for Special Claims shall not reduce the amount that an Indemnified Person may recover directly from the Indemnifying Parties with respect to claims that are not Special Claims, so that the maximum amount recoverable directly from the Indemnifying Parties by an Indemnified Person pursuant to a subsequent claim that is not a Special Claim shall continue to be the full dollar value of the Escrow Amount irrespective of the fact that the Escrow Amount was used to satisfy such Special Claim, such that the amount recoverable for such two claims would be the same regardless of the chronological order in which they were made.

(e) Notwithstanding anything to the contrary contained herein, no Indemnifying Party shall have any right of indemnification, compensation, reimbursement, contribution or right of advancement from Acquirer, the Company or any other Indemnified Person (based upon such Indemnifying Party’s position as an officer, director, employee or agent of the Company or otherwise) with respect to any Indemnifiable Damages claimed by any Indemnified Person or any right of subrogation against the Company with respect to any indemnification, compensation or reimbursement of an Indemnified Person by reason of any of the matters set forth in Section 9.1(a), (ii) the rights and remedies of the Indemnified Persons after the Closing shall not be limited by (x) any investigation by or on behalf of, or disclosure to (other than in the Company Disclosure Letter with respect to clause (i) of Section 9.1(a), subject to any limitations expressly set forth therein), any Indemnified Person at or prior to the Closing regarding any failure, breach or other event or circumstance.

(f) Except for Special Claims, claims that involve fraud, intentional misrepresentation or willful misconduct (each “Fraud” or “fraud”) and without derogating from any Indemnified Person’s entitlement to seek any equitable remedy, including a preliminary or permanent injunction or specific performance, the Indemnifying Parties shall not be liable for any Indemnifiable Damages pursuant to clause (i) of Section 9.1(a) for breaches of Company representations and warranties, until the aggregate amount of all Indemnifiable Damages paid, incurred, sustained or accrued exceeds US$500,000 (the “Basket”); provided, however, that if such aggregate amount exceeds the applicable Basket, then the Indemnified Persons shall be entitled to indemnification for the entire amount of all such Indemnifiable Damages (including the Basket amount). Acquirer shall not be liable to the Securityholder Indemnitees for indemnification until the aggregate amount of all Losses in respect of indemnification under 9.2(a)(i) exceeds the Basket, in which event Acquirer shall be required to pay or be liable for all such Losses from the first dollar.

(g) For the avoidance of doubt it is hereby clarified that any Indemnifiable Damages arising out of, resulting from or in connection with any failure of any representation, warranty or covenant made by an Indemnifying Party in this Agreement (other than indemnity available from the Escrow Account), shall be indemnified by such Indemnifying Party only and such Indemnifying Party will defend such claim by itself, all subject to the provisions of this Section 9 and without limitation to the limitations set forth in Section 9.8 below applicable to the Shareholder Agent which shall apply to such Indemnifying Party, mutatis mutandis.

9.4 Period for Claims. Except as otherwise set forth in this Section 9.4, the period (the “Claims Period”) during which claims may be made (i) for Indemnifiable Damages arising out of, resulting from or in connection with the matters listed in clause (i) of Section 9.1(a) (other than with respect to Special Claims (other than with respect to Company IP Special Representations) shall commence at the Closing and terminate on the date which is eighteen (18) months following the Closing Date, (ii) for Indemnifiable Damages arising out of, resulting from or in connection with the Company IP Special Representations shall commence at the Closing and terminate on the date which is forty-eight (48) months following the Closing Date, and (iii) for Indemnifiable Damages arising out of, resulting from or in connection with all other matters under Section 9.1, including, Special Claims (but other than with respect to Company IP Special Representations), shall commence at the Closing and terminate at 11:59 p.m. Eastern Standard Time on the date that is 60 days following expiration of the applicable statute of limitations period (the “Maximum Liability Period”). Notwithstanding anything to the contrary contained herein, such portion of the Escrow Account necessary to satisfy any unresolved or unsatisfied claims for Indemnifiable Damages specified in any Claim Certificate delivered to the Shareholders’ Agent on or prior to an Escrow Release Date shall remain in the Escrow Account until such claims for Indemnifiable Damages have been resolved or satisfied. Notwithstanding anything to the contrary contained herein, the Claims Period for claims for Indemnifiable Damages arising out of, resulting from or in connection with fraud, intentional misrepresentation or willful misconduct shall not be limited. In addition, no right to indemnification pursuant to Article IX in respect of any claim that is set forth in a Claim Certificate delivered by Acquirer to the Shareholders’ Agent on or prior to the applicable survival period for such claim shall be affected by the expiration of such representations and warranties; provided, further, that such expiration shall not affect the rights of any Indemnified Person under Article IX or otherwise to seek recovery of Indemnifiable Damages arising out of, resulting from or in connection with any fraud, intentional misrepresentation or willful misconduct by or on behalf of the Company or the Company Securityholders. The representations and warranties made by the Acquirer contained herein and in the other certificates contemplated by this Agreement shall survive the Closing and remain in full force and effect until the the lapse of 18 months following of the Closing Date. All covenants, agreements and obligations of the parties hereto shall survive until the expiry of the Maximum Liability Period.

9.5 Claims.

(a) From time to time during the Claims Period, Acquirer may deliver to the Shareholders’ Agent one or more certificates signed by any officer of Acquirer (each, a “Claim Certificate”):

(i) stating that an Indemnified Person has incurred, paid, reserved or accrued, or in good faith believes it may incur, pay, reserve or accrue, Indemnifiable Damages (or that with respect to any Tax matters, that any Tax Authority may raise such matter in audit of Acquirer or its subsidiaries that could give rise to Indemnifiable Damages);

(ii) stating the amount of such Indemnifiable Damages if known, or an estimate thereof (which, in the case of Indemnifiable Damages not yet incurred, paid, reserved or accrued, may be the maximum amount reasonably estimated by Acquirer in good faith to be incurred, paid, reserved, accrued or demanded by a third party); and

(iii) specifying in reasonable detail (based upon the information then possessed by Acquirer) the individual items of such Indemnifiable Damages included in the amount so stated and the nature of the claim to which such Indemnifiable Damages are related and the basis for indemnity (by reference to the specific misrepresentation, breach of warranty, covenant or claim to which such item is related), including any supporting documentation giving rise to the claim reasonably requested by the Shareholders’ Agent pursuant to Section 9.4(c)).

(b) Such Claim Certificate (i) need only specify such information to the knowledge of such officer of Acquirer as of the date thereof, (ii) shall not limit any of the rights or remedies of any Indemnified Person with respect to the underlying facts and circumstances specifically set forth in such Claim Certificate and (iii) may be updated and amended from time to time by Acquirer by delivering any updated or amended Claim Certificate, so long as the delivery of the original Claim Certificate is made within the applicable Claims Period and such update or amendment relates to the underlying facts and circumstances specifically set forth in such original Claim Certificate. All claims for Indemnifiable Damages set forth in a Claim Certificate or any update or amendment thereto shall remain outstanding until such claims have been resolved or satisfied, notwithstanding the expiration of the applicable Claims Period. No delay in providing such Claim Certificate within the applicable Claims Period shall affect an Indemnified Person’s rights hereunder, unless (and then only to the extent that) the Shareholders’ Agent or the Indemnifying Parties are materially prejudiced thereby.

(c) The Indemnified Persons shall afford the Shareholders’ Agent and its designated representatives and advisors, upon the Shareholders’ Agent’s written request, such additional information, documents and material as are reasonably necessary in order to allow the Shareholders’ Agent to properly consider, evaluate and respond to the Claim Certificate; provided that Acquirer shall not be required to provide any such materials that are subject to attorney-client privilege, attorney work product protection or that are subject to confidentiality obligations or constitute confidential communications.

9.6 Resolution of Objections to Claims.

(a) If the Shareholders’ Agent does not contest by written notice to Acquirer, any claim or claims by Acquirer made in any Claim Certificate within the 30-day period following receipt of the Claim Certificate, the claim or claims shall be deemed to be accepted by the Indemnifying Parties and Shareholders’ Agent (an “Uncontested Acceptance”), and, (i) if recovery was sought from the Escrow Account, the Escrow Agent shall, upon Acquirer’s direction, immediately deliver to Acquirer an amount from the Escrow Account having a total value equal to the amount of any Indemnifiable Damages corresponding to such claim or claims as set forth in such Claim Certificate (subject to the limitations set forth herein) and/or (ii) the Indemnifying Parties shall promptly pay to Acquirer their respective Pro Rata Shares of the amount of any Indemnifiable Damages corresponding to such claim or claims as set forth in such Claim Certificate (less any amounts paid from the Escrow Account with respect to such claim or claims).

(b) If the Shareholders’ Agent objects in writing to any claim or claims by Acquirer made in any Claim Certificate within the 30-day period set forth in Section 9.6(a), Acquirer and the Shareholders’ Agent shall attempt in good faith for 30 days after Acquirer’s receipt of such written objection (the “Resolutions Period”) to resolve such objection. If Acquirer and the Shareholders’ Agent shall so agree, a memorandum setting forth such agreement shall be prepared and signed by both Acquirer and the Shareholders’ Agent. The Escrow Agent shall be entitled to conclusively rely on any such memorandum and, if recovery was sought from the Escrow Account, (i) the Escrow Agent shall, upon Acquirer’s direction, immediately deliver to Acquirer an amount of cash from the Escrow Account having a total value equal to the amount set forth in such memorandum and/or (ii) the Indemnifying Parties shall promptly pay to Acquirer their respective Pro Rata Shares of the amount set forth in such memorandum (less any amounts paid from the Escrow Account with respect to such claim or claims) in accordance with the provisions of this Section 9.6(b).

(c) If no such agreement can be reached during the Resolutions Period, either Acquirer or the Shareholders’ Agent may bring a claim in accordance with the terms of Section 10.10 to resolve the matter; provided however, that with respect to any such unresolved claim, if the Indemnified Person does not initiate legal proceedings within one hundred and eighty (180) days from expiration of the Resolution Period, the Shareholders’ Agent shall be entitled to instruct the Escrow Agent to release such amount for further distribution to the Indemnifying Parties in accordance with the Spreadsheet and the provisions hereof, without derogating from the Indemnified Parties’ rights to pursue such legal proceedings and seek indemnification hereunder, subject to the terms and limitations set forth in this Section 9.

(d) The amount of any claim made by an Indemnified Person against the Escrow Account and/or an Indemnifying Party(ies) pursuant to the provisions of this Article IX shall be paid within three (3) Business Days after the earliest occurrence of one of the following events: (i) an Uncontested Acceptance, (ii) a mutual agreement between the Shareholders’ Agent and Acquirer on the amount of the Indemnifiable Damages, or (iii) if the validity and amount of such claim is disputed by the Shareholders’ Agent and Acquirer, a judicial determination.

9.7 Shareholders’ Agent.

(a) By executing this Agreement, each Indemnifying Party hereby appoints Mr. Yossi Wolfas the Shareholders’ Agent as of the Agreement Date for all purposes in connection with this Agreement and the agreements ancillary hereto. The Shareholders’ Agent shall be the representative, agent and attorney-in-fact for and on behalf of the Indemnifying Parties as of the Agreement Date with the power and authority to: (i) execute, as the Shareholders’ Agent, this Agreement and any agreement or instrument entered into or delivered in connection with the Transactions, (ii) give and receive notices, instructions and communications permitted or required under this Agreement, or any other agreement, document or instrument entered into or executed in connection herewith, for and on behalf of any Indemnifying Party, to or from Acquirer (on behalf of itself or any other Indemnified Person) relating to this Agreement or any of the Transactions and any other matters contemplated by this Agreement or by such other agreement, document or instrument ancillary hereto, (iii) review, negotiate and agree to and authorize Acquirer to reclaim funds from the Escrow Account in satisfaction of claims asserted by Acquirer (on behalf of itself or any other Indemnified Person, including by not objecting to such claims) pursuant to this Article IX, (iv) object to (or refrain from contesting) such claims pursuant to Section 9.6, (v) consent or agree to, negotiate, enter into, or, if applicable, contest, prosecute or defend, lawsuits, settlements and compromises of, and demand arbitration and comply with Orders of courts and awards of arbitrators with respect to, such claims, resolve any such claims, take any actions in connection with the resolution of any dispute relating hereto or to the Transactions by litigation, arbitration, settlement or otherwise, and take or forego any or all actions permitted or required of any Indemnifying Party or necessary in the judgment of the Shareholders’ Agent for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement, (vi) consult with legal counsel, accountants and other experts selected by it, solely at the cost and expense of the Indemnifying Parties, (vii) consent or agree to any amendment to this Agreement or to waive any terms and conditions of this Agreement providing rights or benefits to the Indemnifying Parties in accordance with the terms hereof and in the manner provided herein, (viii) pursuant to Section 1.4, review, negotiate, object to, accept or agree to Acquirer’s calculation of Company Net Working Capital, and (x) take all actions necessary or appropriate in the judgment of the Shareholders’ Agent for the accomplishment of the foregoing and for the consummation of the Transactions, in each case without having to seek or obtain the consent of any Person under any circumstance. Acquirer and its Affiliates (including after the Closing, the Company) shall be entitled to rely on the appointment of the Shareholders’ Agent as the duly appointed attorney-in-fact of each Indemnifying Party and as having the duties, power and authority provided for in this Section 9.9. The Indemnifying Parties shall be bound by all actions taken and documents executed by the Shareholders’ Agent on their behalf, and Acquirer and other Indemnified Persons shall be entitled to rely exclusively on any action or decision of the Shareholders’ Agent. Any Person serving as the Shareholders’ Agent may be removed or replaced from time to time, or if such Person resigns from its position as the Shareholders’ Agent (which it may do any time upon 30 days’ prior written notice to the Indemnifying Parties and the other Persons serving as the Shareholders’ Agent), then a successor may be appointed, by the Indemnifying Parties collectively having a Pro Rata Share of the Escrow Amount that is greater than 50% upon not less than ten (10) days’ prior written notice to Acquirer. Notwithstanding the foregoing, the Shareholders’ Agent shall have no obligation to act on behalf of the Indemnifying Parties, except as expressly provided herein and in the Escrow Agreement, and for purposes of clarity, there are no obligations of the Shareholders’ Agent in any ancillary agreement, schedule, exhibit or the Company Disclosure Letter. The immunities and rights to indemnification set forth herein shall survive the resignation or removal of the Shareholders’ Agent and the Closing and/or any termination of this Agreement and the Escrow Agreement. No bond shall be required of the Shareholders’ Agent.

(b) The Shareholders’ Agent (including its members, managers, directors, officers, contractors, agents, employees, affiliates and other representatives) shall not be liable to any Indemnifying Party for any act done or omitted hereunder as the Shareholders’ Agent while acting in good faith (and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith) and without willful misconduct. The Shareholders’ Agent shall serve as the Shareholders’ Agent without compensation; provided, that the Indemnifying Parties shall severally but not jointly indemnify the Shareholders’ Agent (including its members, managers, directors, officers, contractors, agents, employees, affiliates and other representatives) and hold them harmless against any loss, Liability or expense incurred without willful misconduct or bad faith on the part of the Shareholders’ Agent and arising out of, resulting from or in connection with the acceptance or administration of its duties hereunder, including all reasonable out-of-pocket costs and expenses and legal fees and other legal costs reasonably incurred by the Shareholders’ Agent. If not paid directly to the Shareholders’ Agent by the Indemnifying Parties (including from the Shareholders’ Agent Expense Amount), such losses, Liabilities or expenses may be recovered by the Shareholders’ Agent from the portion of the Escrow Account otherwise distributable to the Indemnifying Parties (and not distributed or distributable to an Indemnified Person or subject to a pending indemnification claim of an Indemnified Person) on or after the Escrow Release Date pursuant to the terms hereof, at the time of distribution, and such recovery will be made in cash from the Indemnifying Parties according to their respective Pro Rata Shares of such losses, Liabilities or expenses. In no event will the Shareholders’ Agent be required to advance its own funds on behalf of the Indemnifying Parties or otherwise. The powers, immunities and rights to indemnification granted to the Shareholders’ Agent herein (i) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Indemnifying Party and shall be binding on any successor thereto, and (ii) shall survive the delivery of an assignment by any Indemnifying Party of the whole or any fraction of his, her or its interest in the Escrow Account.

(c) Any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Shareholders’ Agent that is within the scope of the Shareholders’ Agent’s authority hereunder shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Indemnifying Parties and shall be final, binding and conclusive upon each such Indemnifying Party and its successors as if expressly confirmed and ratified in writing by such Indemnifying Party, and all defenses which may be available to any Indemnifying Party to contest, negate or disaffirm the action of the Shareholders’ Agent taken in good faith under this Agreement, the Escrow Agreement or any related agreements are hereby waived; and each Indemnified Person shall be entitled to rely exclusively upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Indemnifying Party. The Company, Acquirer and the Indemnified Persons are hereby relieved from any Liability to any Person for any acts done by them in accordance with such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of the Shareholders’ Agent. The Shareholders’ Agent shall be entitled to (i) rely upon the Spreadsheet, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Indemnifying Party or other party.

9.8 Third-Party Claims. In the event of a claim for Indemnifiable Damages made by a third party (a “Third-Party Claim”) Acquirer shall promptly notify the Shareholders’ Agent of such Third-Party Claim and Shareholders’ Agent on behalf of the Indemnifying Parties shall have the right, in its sole discretion, to conduct the defense of and to settle or resolve such Third-Party Claim, and shall inform the Acquirer promptly of its intention to do so, with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party . If the Shareholders Agent assumes the defense of any Third Party Claim, in which event the Indemnifying Parties shall be deemed to agree to indemnify the Indemnified Parties in connection with such Third-Party Claim in accordance with and subject to the provisions hereof, the Indemnified Party shall, at the Indemnifying Party’s expense, reasonably cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating solely to the Company as is reasonably required by the Indemnifying Party, and the Shareholders’ Agent shall keep Acquirer informed of all proceedings and matters related to handling such Third Party Claim. Notwithstanding anything to the contrary herein, the ability of the Shareholders’ Agent to assume and conduct the defense and settle in such Third Party Claim shall apply only if : the sought relief consists of only money damages which are not in excess of the amount currently present in the Escrow Account. In addition, and notwithstanding the foregoing, the Shareholders Agent shall not be entitled to assume the defense of such claim: (I) if a claim involves or could reasonably be expected to involve monetary damages in excess of the limit of an Indemnifying Party’s liability hereunder or a claim for non-monetary relief; and (II) if (x) an actual conflict of interest, or actual differing defenses between the Indemnifying Parties and the Indemnified Persons exists; or (y) a claim relates to or arises in connection with any criminal proceeding, action, indictment or allegation or investigation. The Indemnified Persons may, at their sole discretion, participate in any such defense through separate counsel at their sole cost and expense. If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnifying Party shall not, without the prior written consent of the Indemnified Party, enter into any settlement or compromise or consent to the entry of any judgment with respect to such Third Party Claim if such settlement, compromise or judgment (i) involves a finding or admission of wrongdoing, (ii) does not include an unconditional written release by the claimant or plaintiff of the Indemnified Party from all liability in respect of such Third Party Claim or (iii) imposes equitable remedies or any obligation on the Indemnified Party other than solely the payment of money damages for which the Indemnified Party will be fully and timely indemnified hereunder. If the Indemnifying Party does not or cannot in accordance with the above limitations assume the defense of such Third Party Claim, the Shareholders’ Agent shall have the right to receive copies of all pleadings, notices and communications with respect to such Third-Party Claim to the extent that receipt of such documents does not affect any privilege relating to any Indemnified Person, subject to execution by the Shareholders’ Agent of Acquirer’s (and, if required, such third party’s) non-disclosure agreement to the extent that such materials contain confidential or propriety information; and (ii) the Indemnified Parties shall not, without first consult with, in good faith, the Shareholders’ Agent, enter into any settlement or compromise or consent to the entry of any judgment with respect to such Third Party Claim. For the avoidance of doubt, nothing in the foregoing shall be deemed as an agreement to waive or amend any limitation on indemnification contained in this Agreement, and any indemnification with respect thereto shall be subject to the limitations contained in this Agreement.

9.9 Exclusive Remedy. Except as otherwise set forth in this Agreement Acquirer and the Indemnified Persons agree that Indemnified Persons’ sole and exclusive remedy after the Closing with respect to any and all Indemnifiable Damages relating to this Agreement, and any and all Indemnifiable Damages with respect to any representations, warranties, covenants and agreements in this Agreement, shall be pursuant to the indemnification provisions set forth in this Article IX; provided, however, that the foregoing clause of this sentence shall not be deemed a waiver by any party of any right to specific performance or injunctive relief.

9.10 Treatment of Indemnification Payments. The Indemnifying Parties, the Shareholders’ Agent and Acquirer agree to treat (and cause their respective Affiliates to treat) any payment received by the Indemnified Persons pursuant to this Article IX as adjustments to the Closing Cash Consideration for all Tax purposes, to the maximum extent permitted by Applicable Law.

9.11 Direct Damages Only. Notwithstanding anything to the contrary elsewhere in this Agreement, no party shall, in any event, be liable to any other person for any consequential, incidental, indirect, special or punitive damages of such other person, including loss of future revenue, income or profits, diminution of value or loss of business reputation or opportunity relating to the breach or alleged breach hereof, other than in cases of indirect damages awarded to a third party arising from a Third-Party Claim which shall be indemnifiable in accordance with the provisions herein and, for the purposes hereof, shall be deemed direct damages.

9.12 For the avoidance of doubt it is hereby clarified that no claim for a breach of a covenant or set forth in this Agreement that by its nature is required to be performed by or prior to Closing may be made or brought by any party hereto after the Closing. For the avoidance of doubt, this includes any breaches of covenants that are specifically agreed herein to be indemnified, including, without limitation, any Pre-Closing Taxes.

9.13 Insurance Recovery. In determining the liability of an Indemnifying Party for any Indemnifiable Damages under this Section 9, no loss, liability, damage or expense shall be deemed to have been sustained by an Indemnified Party to the extent of any proceeds actually received (net of direct collection expenses) by such Indemnified Party from any insurance recovery after the Closing Date less the cost of any increase in insurance premiums over the projected period of such increase as a result of making a claim for such Indemnifiable Damages, provided that the foregoing shall not (i) require an Indemnified Party to maintain any insurance or to seek action or recovery from any such third party as a requirement hereunder or as a condition to seeking or recovering indemnification from any Indemnitor hereunder, or (ii) be construed or interpreted as a guaranty of any level or amount of insurance recovery with respect to any Damages hereunder.

9.14 Notwithstanding anything to the contrary herein, Acquirer hereby agrees that the Indemnified Parties shall (i) initially seek a remedy from the Escrow Account, to the extent of the amount then held in the Escrow Account and (ii) thereafter, seek a remedy directly from the Indemnifying Party; provided, however, that to the extent the remedy sought by the Indemnified Parties exceeds the amount then held in the Escrow Account, the Indemnified Parties may simultaneously seek indemnification from both the Indemnifying Party and the Escrow Account

9.15 Escrow Amount Release. Within five (5) Business Days following (i) the date which is twelve (12) months following the Closing Date, and to the extent no claims have been made with respect to the Escrow Amount during such period, the Escrow Agent shall release and distribute to the Paying Agent the Initial Escrow Amount, and (ii) the date which is eighteen months following the Closing Date, to the extent no claims have been made with respect to the Escrow Amount during such period the Escrow Agent shall release and distribute to the Paying Agent the Remaining Escrow Amount, in each case, for further distribution to the Indemnifying Parties in accordance with each such Indemnifying Party’s remaining Pro Rata Share of such amount; provided that a portion of the Escrow Amount reasonably designated by Acquirer in any indemnification claims initiated prior to such Escrow Release Date (as indicated in the Claim Certificate submitted by Acquirer according to the provisions of this Section 9 above) shall be retained in the Escrow Account in order to satisfy any pending but unresolved or unsatisfied claims outstanding as of the Escrow Release Date until such claims have been resolved provided, further, that any portion of the Escrow Amount that is payable pursuant to this Section 9.13 in respect of any Company 102 Shares or In-the-Money Vested Company Options that are Company 102 Options or Company 3(i) Options, shall be paid to the 102 Trustee which will hold and release such payment in accordance with the provisions of Sections 102 and 3(i) of the Israeli Income Tax Ordinance and the provisions of the 102 Tax Ruling (or the 102 Interim Ruling).

Article X
General Provisions

10.1 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via electronic mail to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):

(a)	if to Acquirer, to:

Ondas Holdings Inc.,

Eric Brock, Chief Executive Officer

[***]

With a copy to (which copy shall not be deemed as a notice for the purposes hereof):

Shibolet Law Firm,

4 Yitzhak Sadeh St. Tel Aviv 6777504

Email: [***]

Attention:  Amir S. Iliescu, Adv.

(b)	If to the Company, to:

Robo-Team Holdings Ltd.

22 Aharon Bart, Petach Tikva, Israel

Attn: Yossi Wolf, Chief Executive Officer

[***]

(c)	If to the Shareholders’ Agents, to:

Yossi Wolf

10 Hankin St., Tel Aviv

[***]

and

Elbit Systems Ltd.

of the Advanced Technology Center

Hof HaCarmel, Haifa, Israel, 3100401

Attn: Jonathan Ariel, Executive V.P., Chief Legal Officer

Email: [***]

with a copy (which shall not constitute notice) to:

Fischer (FBC & Co.)

146 Menachem Begin Rd., Tel Aviv 6492103, Israel

Attn: Sharon Gazit

Email: [***]

and

Shibolet & Co.

4 Yitzhak Sadeh St,

Tel Aviv, Israel, 6777504

Attn: Yoav Manor, Adv.

Email:  [***]

Any notice given as specified in this Section 10.1 (i) if delivered personally or sent by electronic mail transmission shall conclusively deemed to have been given or served at the time of dispatch if sent or delivered on a Business Day or, if not sent or delivered on a Business Day, on the next following Business Day and (ii) if sent by commercial delivery service or mailed by registered or certified mail (return receipt requested) shall conclusively be deemed to have been received on the fifth Business Day after the post of the same.

10.2 Interpretation. When a reference is made herein to Articles, Sections, subsections, Schedules or Exhibits, such reference shall be to an Article, Section or subsection of, or a Schedule or an Exhibit to this Agreement unless otherwise indicated. The headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender and neutral forms of such words, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereto,” “hereunder” and derivative or similar words refer to this entire Agreement, (iv) references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection, (v) references to any person include the successors and permitted assigns of that person and (vi) references from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively. The symbol “$” refers to United States Dollars. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Any action otherwise required to be taken on a day that is not a Business Day shall instead be required to be taken on the next succeeding Business Day, and if the last day of a time period is a non-Business Day, such period shall be deemed to end on the next succeeding Business Day. The terms “U.S.” and “United States” shall refer to the United States of America. References to the Company shall mean the Company and its Subsidiary, except as otherwise indicated herein or if it is readily apparent from the context that the reference is solely to the Company (and not to its Subsidiary).

10.3 Amendment. Subject to Applicable Law, the parties hereto may amend this Agreement by authorized action at any time prior to the Closing pursuant to an instrument in writing signed on behalf of each of the Company, the Shareholders’ Agent and Acquirer. Acquirer and the Shareholders’ Agent may cause this Agreement to be amended at any time after the Closing by execution of an instrument in writing signed on behalf of Acquirer and the Shareholders’ Agent.

10.4 Extension; Waiver. At any time at or prior to the Closing, the Company, the Shareholder’s Agent (on behalf of the Company Securityholders) and Acquirer may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto owed to such party, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive any breaches of any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. At any time after the Closing, Acquirer and the Shareholders’ Agent (on behalf of the Company Securityholders) may, to the extent legally allowed, (A) extend the time for the performance of any of the obligations of the other owed to such party, (B) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto or (C) waive compliance with any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing that is (I) prior to the Closing with respect to the Company and/or the Company Securityholders, signed by the Company and the Shareholders’ Agent, (II) after the Closing with respect to the Indemnifying Parties and/or the Shareholders’ Agent, signed by the Shareholders’ Agent and (III) with respect to the Company and the Acquirer, signed by Acquirer. Without limiting the generality or effect of the preceding sentence but subject to Section 9.12 above, no failure to exercise or delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision herein.

10.5 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood and agreed that all parties hereto need not sign the same counterpart. The delivery by facsimile or other electronic means (including via DocuSign or PDF format) of this Agreement with all executed signature pages (in counterparts or otherwise) shall be sufficient to bind the parties hereto to the terms and conditions set forth herein. All of the counterparts will together constitute one and the same instrument and each counterpart will constitute an original of this Agreement.

10.6 Entire Agreement; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all the exhibits attached hereto, the Schedules, including the Company Disclosure Letter, (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Mutual Non-Disclosure Agreement dated September 1, 2025 (the “MNDA”), which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms and (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder (except that Article IX is intended to benefit the Indemnified Persons).

10.7 Assignment. Neither this Agreement nor any of the rights and obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that Acquirer may assign its rights and delegate its obligations under this Agreement to any direct wholly owned Subsidiary of Acquirer without the prior consent of any other party hereto provided, only with respect to assignment made prior to the Closing, that notwithstanding any such assignment, Acquirer shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

10.8 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, invalid, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably necessary to effect the intent of the parties hereto. The parties hereto shall use all reasonable efforts to replace such illegal, invalid, void or unenforceable provision of this Agreement with a legal, valid and enforceable provision that shall achieve, to the greatest extent possible, the economic, business and other purposes of such illegal, invalid, void or unenforceable provision.

10.9 Remedies Cumulative; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing herein shall be deemed a waiver by Acquirer of any right to specific performance or injunctive relief. It is accordingly agreed that Acquirer shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which it is entitled at law or in equity, and the parties hereto hereby waive the requirement of any posting of a bond in connection with the remedies described herein.

10.10 Submission to Jurisdiction; Consent to Service of Process. The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the courts of Tel Aviv, Jaffa in the State of Israel, in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to herein, and in respect of the Transactions, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in the Tel-Aviv court. The parties hereto hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in this Section 10.10 or in such other manner as may be permitted by Applicable Law, shall be valid and sufficient service thereof. With respect to any particular action, suit or proceeding, venue shall lie solely in Tel Aviv, Israel. A party hereto may apply to a court of competent jurisdiction, if one has been appointed, for prejudgment remedies and emergency relief pending final determination of a claim pursuant to this Section 10.10.

10.11 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Israel without reference to such state’s principles of conflicts of law that would refer a matter to a different jurisdiction.

10.12 Rules of Construction. The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any Applicable Law or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

[Signature Page Next]

IN WITNESS WHEREOF, Acquirer, the Company, the Company Shareholders and the Shareholders’ Agent have caused this Share Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to those Company Shareholders who are individuals, personally in their capacity as such), all as of the date first written above.

ACQUIRER:

By:	/s/ Eric Brock
Name:	Eric Brock
Title:	Chairman and CEO

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, Acquirer, the Company, the Company Shareholders and the Shareholders’ Agent have caused this Share Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to those Company Shareholders who are individuals, personally in their capacity as such), all as of the date first written above.

COMPANY:

By:	/s/ Yossi Wolf
Name:	Yossi Wolf
Title:	CEO

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, Acquirer, the Company, the Company Shareholders and the Shareholders’ Agent have caused this Share Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to those Company Shareholders who are individuals, personally in their capacity as such), all as of the date first written above.

SHAREHOLDERS’ AGENT:

By:	/s/ Yossi Wolf
Name:	Yossi Wolf
Title:	Manager and authorized signatory

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, Acquirer, the Company, the Company Shareholders and the Shareholders’ Agent have caused this Share Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to those Company Shareholders who are individuals, personally in their capacity as such), all as of the date first written above.

COMPANY SHAREHOLDERS:

Red Crossbill Limited

By:	/s/ Kwek Hyen Yong
Name:	Kwek Hyen Yong
Title:	Director

Fenghe Holdings Ltd.

By:	/s/ Kwek Hyen Yong
Name:	Kwek Hyen Yong
Title:	Director

Rock Swift Limited

By:	/s/ Kwek Hyen Yong
Name:	Kwek Hyen Yong
Title:	Director

Elbit C4I & Cyber Ltd.

By:	/s/ Kobi Kazan
Name:	Kobi Kazan
Title:	CFO

Ocorian Fund Management S.à r.l. acting for and on behalf of
Generali Financial Holdings FCP-FIS Sub-Fund 2

By:	/s/ Thomas Fahl & /s/ Frédéric Michels
Name:	Thomas Fahl & Frédéric Michels
Title:	Managers

Highsea International Investment Ltd.

By:	/s/ Zhang Yang
Name:	Zhang Yang
Title:

Centauri Partners PTE. Ltd.

By:	/s/ Ziang Wei
Name:	Ziang Wei
Title:	Director

*	INDIVIDUAL SHAREHOLDERS SIGNATURES OMITTED FOR CONFIDENTIALITY

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, Acquirer, the Company, the Company Shareholders and the Shareholders’ Agent have caused this Share Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to those Company Shareholders who are individuals, personally in their capacity as such), all as of the date first written above.

E.S.O.P Management and Trust Services Ltd.
(for exercised options, by proxy)

By:	/s/ Yossi Wolf
Name:	Yossi Wolf
Title:	CEO

E.S.O.P Management and Trust Services Ltd.
(held by Yossi Wolf, by proxy to Yossi Wolf)

By:	/s/ Yossi Wolf
Name:	Yossi Wolf
Title:	CEO

E.S.O.P Management and Trust Services Ltd.
(held by Elad Levy, by proxy to Elad Levy)

By:	/s/ Elad Levy
Name:	Elad Levy

[Signature Page to Share Purchase Agreement]

Exhibit A

DEFINITIONS

As used in this Agreement, the following terms shall have the meanings indicated below. Unless indicated otherwise, all mathematical calculations contemplated hereby shall be rounded to the tenth decimal place.

“102 Trustee” shall mean the trustee appointed by the Company in accordance with the provisions of the Israeli Income Tax Ordinance, and approved by the ITA, with respect to Company 102 Securities.

“Acquirer Charter Documents” means the certificate of incorporation of the Acquirer in effect as of the Closings, and bylaws of the Acquirer as in effect as of the Closing

“Acquired Companies” shall mean the Company and its following Subsidiaries: Robo-Team Defense Ltd. and Robo-Team NA, Inc..

“Acquisition Proposal” means, with respect to the Company and its Subsidiaries, an agreement, offer or proposal for, or any indication of interest in, any direct or indirect acquisition of the Company and/or of any of its Subsidiaries or of all or a substantial portion of the assets of the Company and/or any of its Subsidiaries, whether by way of a merger, consolidation, asset sale, stock purchase, recapitalization, other combination or otherwise, or any material, non-ordinary course, license, joint venture transaction, or equity or debt financing, other than any offer, proposal or indication of interest made by or on behalf of Acquirer.

“Acquisition Rights” means any transfer restrictions, rights to purchase, rights of first refusal, negotiation or notice, or other similar rights or restrictions which relate to any Equity Interests or assets of the Company or its Subsidiaries, whether arising under the Charter Documents of the Company and its Subsidiary, any Contracts, Applicable Laws or otherwise.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such Person, including any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person, in each case as of the date on which, or at any time during the period for which, the determination of affiliation is being made, but excluding, in the case of any Company Securityholder that is a public company (or a Subsidiary of a public company), any Person that controls such public company. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of more than 50% of the voting securities or by Contract or otherwise.

“Aggregate Exercise Price” means the aggregate exercise price of all In-the-Money Vested Company Options.

“Anti-Corruption Law” means any Applicable Law relating to anti-bribery or anti-corruption (governmental or commercial), including the Foreign Corrupt Practices Act of 1977, as amended, Section 291(a) of the Israeli Penal Code of 1977, and any other Applicable Law that prohibits the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Person, including any Government Official.

“Applicable Law” means, with respect to any Person, any national, federal, state, foreign, local, municipal or other law, statute, constitution, legislation, principle of common law, resolution, ordinance, code, edict, decree, rule, directive, guidance, license, permit, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any Orders applicable to such Person or such Person’s Affiliates or to any of their respective assets, properties or businesses.

"Business” means the business of the Acquired Companies as currently conducted and as currently proposed to be conducted by the Acquired Companies.

“Business Day” means a day (i) other than Friday, Saturday or Sunday and (ii) on which commercial banks are open for business in the United States or in the State of Israel.

“Closing Cash Consideration” means, without duplication, the sum of (i) the Headline Price, less (ii) the Estimated Closing Net Working Capital Adjustment, plus (iv) the Estimated Company Cash, less (v) the Estimated Company Debt, less (vi) the Estimated Transaction Expenses, plus (vii) the Aggregate Exercise Price, as such sum is set forth in the Spreadsheet.

“Closing Net Working Capital Adjustment” means the amount equal to (i) the Closing Net Working Capital Target, less (ii) the Company Net Working Capital (which amount may be a positive or negative number).

“Closing Net Working Capital Target” means $3,453,750.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company 102 Options” means the Company Options granted and intended to qualify under the capital gains track described in Section 102(b)(2) of the Israeli Income Tax Ordinance.

“Company 102 Securities” means, collectively, Company 102 Options, the Company’s 102 RSU’s and Company 102 Shares.

“Company 102 Shares” means Company Ordinary Shares issued upon the exercise of any Company 102 Options and held by the 102 Trustee pursuant to the Israeli Income Tax Ordinance.

“Company 3(i) Options” means the Company Options granted under Section 3(i) of the Israeli Income Tax Ordinance.

“Company Cash” means, without duplication, the aggregate unrestricted cash and cash equivalents of the Company (and its Subsidiaries), including for the avoidance of doubt only the performance guarantee provided to the Israeli Police in the amount of NIS80,000 listed as part of the Excluded Items but no other Excluded Items, all determined in accordance with GAAP, as of immediately prior to the Closing, excluding for the avoidance of doubt, any Trapped Cash.

“Company Debt” means, as of immediately prior to the Closing, without duplication, in accordance with GAAP: (i) all obligations (including the principal amount thereof or, if applicable, the accreted amount thereof and the amount of accrued and unpaid interest thereon) of the Company and its Subsidiaries, whether or not represented by bonds, debentures, notes or other securities (whether or not convertible into any other security), for the repayment of money borrowed whether owing to banks, financial institutions, on equipment leases or otherwise (other than employee expenses under corporate credit cards incurred in the ordinary course of business), (ii) all deferred indebtedness of the Company and its Subsidiaries for the payment of the purchase price of property or assets purchased, including any earn-outs (at the maximum amount) or deferred consideration for the acquisition of any business (other than accounts payable incurred in the ordinary course of business), (iii) all outstanding reimbursement obligations of the Company and its Subsidiaries with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of the Company, (iv) all obligations of the Company and its Subsidiaries under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks, (v) all obligations secured by any Encumbrance existing on property owned by the Company and its Subsidiaries, whether or not indebtedness secured thereby will have been assumed, (vi) all premiums, penalties, fees, expenses, breakage costs and change of control payments required to be paid in respect of any of the foregoing on prepayment as a result of the consummation of the Transactions or in connection with any lender consent in connection therewith, (vii) all unpaid Pre-Closing Taxes, which, notwithstanding anything to the contrary, shall be calculated as of the end of the Closing Date, (viii) all defined benefit or defined contribution pension, multiemployer pension, post-retirement health and welfare benefit, accrued annual or other bonus obligations, any unpaid severance liabilities currently being paid or payable in respect of employees and service providers of the Company or its Subsidiaries who terminated employment or whose services to the Company or its Subsidiaries have ceased (as applicable) prior to the Closing and deferred compensation liabilities of the Company or its Subsidiaries, together, in each case, with any associated employer payroll taxes, (ix) obligations as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital or financing leases; (x) obligations, contingent or otherwise, as an account party or applicant in respect of letters of credit; (xi) obligations, contingent or otherwise, in respect of bankers’ acceptances; (xii) bank overdrafts and similar items; and (xiii) all guaranties, endorsements, assumptions and other contingent obligations of the Company and its Subsidiaries in respect of, or to purchase or to otherwise acquire, any of the obligations and other matters of the kind described in any of the clauses (i) through (xiii) appertaining to third parties. Notwithstanding anything herein to the contrary, Company Debt shall not include (a) Liabilities between the Company and the Subsidiaries; and (b) the items listed in Schedule A1 (the “Excluded Items”). Company Debt shall exclude Transaction Expenses.

“Company Employee” means any current employee of the Company or its Subsidiaries.

“Company Net Working Capital” means, without duplication, as of immediately prior to the Closing, the current assets of the Acquired Companies set forth on the Company Net Working Capital Schedule minus the current liabilities of the Acquired Companies set forth on the Company Net Working Capital Schedule (in each case, calculated in accordance with GAAP, and, to the extent not inconsistent with GAAP, the methodologies applied in preparation of the Company Net Working Capital Schedule and specifically including all Liabilities for deferred revenue (current and long-term), payroll obligations, accrued or accruable by or for the Acquired Companies’ employees as of the Closing (unless included in Company Debt) and specifically excluding Liabilities between the Company and the Subsidiaries. Company Net Working Capital shall exclude Company Cash, Transaction Expenses and Company Debt.

“Company Net Working Capital Schedule” means the non-binding, illustrative calculations of Company Net Working Capital as of the date of the Closing, attached hereto as Schedule 1.4.

“Company Option Plan” means, collectively, each share option plan, program or arrangement of the Company, including the Company’s 2019 Share Option Plan, as amended, and any appendixes thereto.

“Company Option Shares” means the total number of Company Ordinary Shares issuable upon the full exercise of all In-the-Money Vested Company Options outstanding as of immediately prior to Closing (excluding, for the avoidance of doubt, any shares issued upon the exercise of any Company Options that are converted or exercised prior to, or contingent upon the occurrence of, Closing, if any)..

“Company Optionholders” means (i) with respect to any time before the Closing, collectively, the holders of record of Company Options outstanding as of such time and (ii) with respect to any time at or after the Closing, collectively, the holders of record of Company Options outstanding as of immediately prior to the Closing.

“Company Options” means options to purchase Company Ordinary Shares.

“Company Ordinary Shares” means the Ordinary Shares of the Company, of par value NIS 0.01.

“Company Preferred Shares” means the following: Company Preferred A Shares of the Company, of par value NIS 0.01 each, Company Preferred B Shares of the Company, of par value NIS 0.01 each, Company Preferred C Shares of the Company, of par value NIS 0.01 each, Company Preferred D Shares of the Company, of par value NIS 0.01 each, Company Preferred E Shares of the Company, of par value NIS 0.01 each and Company Preferred E1 Shares of the Company, of par value NIS 0.01 each.

“Company Securities” means, collectively, Company Shares and Company Options.

“Company Securityholders” means, collectively, the Company Shareholders and the Company Optionholders holding In-the-Money Vested Company Option.

“Company Shares” means the Company Ordinary Shares, and the Company Preferred Shares.

“Contract” means any written or oral legally binding contract, agreement, instrument, commitment or undertaking of any nature (including leases, subleases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders), including all amendments, supplements, exhibits and schedules thereto.

“D&O Indemnitees” means, collectively, current or former directors, managers and officers and any Person who becomes a director, manager or officer of the Company or the Subsidiary prior to the Closing.

“Encumbrance” means, with respect to any asset, any mortgage, equitable interest, deed of trust, lien (statutory or other), pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, community property interest, adverse claim of title, ownership or right to use, preemptive rights, “put” or “call” rights, right of first refusal, restriction or other encumbrance of any kind in respect of such asset (including any restriction on (i) the voting of any security or the transfer of any security or other asset (except as set forth in Company’s Articles or as provided by Applicable Law), (ii) the receipt of any income derived from any asset, (iii) the use of any asset and (iv) the possession, exercise or transfer of any other attribute of ownership of any asset).

“Environmental, Health and Safety Requirements” means all Applicable Law concerning or relating to worker/occupational health and safety, or pollution or protection of the environment, including those relating to the presence, use, manufacturing, refining, production, generation, handling, transportation, treatment, recycling, transfer, storage, disposal, distribution, importing, labeling, testing, processing, discharge, release, threatened release, control or other action or failure to act involving cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation, each as amended and as now in effect.

“Equity Interests” means, with respect to any Person, any share capital of, or other ownership, membership, partnership, joint venture or equity interest in, such Person or any indebtedness, securities, options, warrants, call, subscription or other rights or entitlements of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person any right or entitlement to acquire any such capital stock or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested.

“Escrow Agent” means ESOP Management and Trust Services Ltd.

“Escrow Amount” means $12,000,000.

“Escrow Release Date” means with respect to $4,000,000 (the “Initial Escrow Amount”) the date which is twelve (12) months following the Closing Date to the extent no claims have been made with respect to the Escrow Amount during such period and with respect to the remaining Escrow Amount less the amount of all then-pending claims (the “Remaining Escrow Amount”), the date which is eighteen months following the Closing Date.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fully-Diluted Shares” means the sum, without duplication, of: (i) the aggregate number of Company Ordinary Shares that are issued and outstanding as of immediately prior to the Closing (including shares issued upon the conversion of Company Preferred Shares), plus, (ii) the number of Company Option Shares.

“GAAP” means generally accepted accounting principles in Israel, that are applicable to the circumstances of the date of determination, consistently applied2.

“Government Official” means (i) any official, employee, agent or representative of, or any other Person acting in an official capacity for or on behalf of, any Governmental Entity, (ii) any political party, political party official, (iii) any official, employee, agent or representative of, or any other Person acting in an official capacity for or on behalf of, a company, business, enterprise or other entity controlled by any Governmental Entity or (iv) any official, employee, agent or representative of, or any other Person acting in an official capacity for or on behalf of, a public international organization.

“Governmental Entity” means (i) any national, state, municipal, local or foreign government, (ii) any court, tribunal, arbitrator, administrative agency, commission or other Government Official, authority or instrumentality, including a Tax Authority, in each case whether domestic or foreign, and (iii) any stock exchange or similar applicable self-regulatory organization or any quasi-governmental or private body exercising any executive, legislative, judicial, regulatory or other functions of, or pertaining to, government authority (including any governmental or political division, department, agency, commission, instrumentality, official, organization, unit, body or entity, the IIA and any court or other tribunal).

“Governmental Grant” means any grant, incentive, subsidy, award, loan, participation, cost sharing arrangement, reimbursement arrangement or other benefit, relief or privilege provided or made available by or on behalf of or under the authority of the IIA or affiliated authorities or programs (including the Incubator Administration, Tnufa, Nofar, Magnet and Magneton), Authority for Investments and the Development of the Industry and Economy (formerly known as the Investment Center), the ITA (solely with respect to “preferred” or “approved” enterprise status or similar programs), the State of Israel, and any other bi- or multi-national grant program, framework or foundation (including the BIRD foundation) for research and development, the European Union, the Fund for Encouragement of Marketing Activities of the Israeli Government or any other Governmental Entity.

[2]	Note: please confirm and fill in.

“Group” has the meaning ascribed to such term under Section 13(d) of the Exchange Act, the rules and regulations thereunder and related case law.

“Headline Price” means $80,000,000.

“IIA” means the Israel Innovation Authority.

“Indemnifying Parties” means, collectively, the Company Shareholders and the holders of In-the-Money Vested Company Options.

“Innovation Law” means the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984, as amended from time to time, including regulations, directives, procedures, and rules that have been or will be promulgated thereunder and/or by virtue thereof, including any directives, guidelines and rules as issued from time to time by the IIA.

“In-the-Money Unvested Option” means each Unvested Company Option (or portion thereof) that is outstanding immediately prior to the Closing, other than an Out-of-the-Money Company Option.

“In-the-Money Vested Company Option” means each Vested Company Option (or portion thereof) that is outstanding immediately prior to the Closing, other than an Out-of-the-Money Company Option.

“IRS” means the United States Internal Revenue Service.

“Israeli Companies Law” means the Israeli Companies Law 5759-1999.

“Israeli Law” means Israeli Applicable Law.

“ITA” means the Israeli Tax Authority.

“knowledge”, with respect to any fact, circumstance, event or other matter in question, the knowledge of such fact, circumstance, event or other matter after reasonable inquiry of (i) an individual, if used in reference to an individual or (ii) with respect to any Person that is not an individual (other than the Company), the executive officers of such Person, and solely with respect to the Company, the following individuals: Yossi Wolf, Ortal Harony, and all other Company’s officers reporting directly to Yossi Wolf (the “Company Knowledge Persons”); provided that any executive officer or Company Knowledge Person, as applicable, will be deemed to have knowledge of a particular fact, circumstance, event or other matter if (A) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic, including electronic mails sent to or by such individual) in, or that have been in, the possession of such executive officer or Company Knowledge Person, including his or her personal files, or (B) such knowledge could be obtained from reasonable inquiry of such executive officer’s or Company Knowledge Person’s direct subordinates or reports, to the extent such persons would reasonably be expected to have actual knowledge of such fact, circumstance, event or other matter.

“Lease” means any lease, sublease, license or other occupancy agreement for the use of real property, including workspace use agreements.

“Legal Proceeding” means any private or governmental action, inquiry, claim, counterclaim, proceeding, suit, hearing, litigation, audit or investigation, in each case whether civil, criminal, administrative, judicial or investigative, or any appeal therefrom.

“Liabilities” (and, with correlative meaning, “Liability”) means (without double counting) all debts, liabilities, commitments and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, liquidated or unliquidated, asserted or unasserted, known or unknown, whenever or however arising, including those arising under Applicable Law or any Legal Proceeding or Order of a Governmental Entity and those arising under any Contract, regardless of whether such debt, liability, commitment or obligation would be required to be reflected on a balance sheet prepared in accordance with GAAP, or disclosed in the notes thereto.

“Material Adverse Effect” with respect to any Person means any change, event, violation, inaccuracy, circumstance or effect (each, an “Effect”) that, individually or taken together with all other Effects, and regardless of whether such Effect constitutes an inaccuracy in the representations or warranties made by, or a breach of the covenants, agreements or obligations of, such Person herein, (i) is, or would reasonably be likely to be or become, materially adverse in relation to the condition (financial or otherwise), assets (including intangible assets), Liabilities, operations or results of operations or business of such Person and its subsidiaries, taken as a whole, except to the extent that any such Effect directly results from: (A) changes in general business, financial, political, capital market or economic conditions (to the extent that such changes do not affect such Person disproportionately as compared to such Person’s competitors), (B) changes affecting the industry generally in which such Person operates (to the extent that such changes do not affect such Person disproportionately as compared to such Person's competitors), (C) changes in Applicable Law (to the extent that such changes do not affect such Person disproportionately as compared to such Person's competitors), (D) natural disasters, war, hostilities, and/or acts of terrorism and/or any pandemics, epidemics, disease outbreaks or other public health conditions or any escalation or worsening of any of the foregoing (to the extent that such changes do not affect such Person disproportionately as compared to such Person's competitors), or (E) changes in GAAP (to the extent that such changes do not affect such Person disproportionately as compared to such Person's competitors); and/or (ii) materially adversely affects, or would reasonably be likely to adversely affect, such Person’s ability to perform or comply with the covenants, agreements or obligations of such Person herein or to consummate the Transactions in accordance with this Agreement and Applicable Law.

“Order” means any judgment, writ, decree, stipulation, determination, decision, award, rule, preliminary or permanent injunction, temporary restraining order or other order of any Governmental Entity.

“Out-of-the-Money Company Option” means a Company Option with an exercise price greater than the Per Share Consideration.

“Per Share Consideration” means the amount of the Closing Cash Consideration, minus the Aggregate Exercise Price, divided by the number of the Fully Diluted Shares3.

“Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, limited liability partnership, trust, estate, proprietorship, joint venture, business organization or Governmental Entity.

[3]	Note: please confirm that no liquidation preference rights shall apply in connection with this transaction.

“Personal Data” means any information relating to an identified or identifiable natural person including, but not limited to, a name, an identification number, location data, an online identifier or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural person or any other piece of information that allows the identification of a natural person or is otherwise considered personally identifiable information, personal data or personal information under Applicable Law, including Tracking Data; all to the extent is Processed by or on behalf of the Company or the Subsidiary.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period through the end of the Closing Date.

“Pre-Closing Taxes” means any (i) Taxes of the Company or its Subsidiaries with respect to any Pre-Closing Tax Period (determined, with respect to any Straddle Period, in accordance with Section 6.6(e)), including for this purpose any Taxes with respect to deferred revenues arising in the Pre-Closing Tax Period, regardless of when recognized for income tax purposes, as well as withholding and other payments related to distribution of dividends and payment of bonuses (ii) Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Company or its Subsidiaries (or any predecessor thereof) was a member on or prior to the Closing Date, including pursuant to Treasury Regulations Section 1.1502-6 or any analogous or similar state, local or non-U.S. Law, (iii) Taxes of any Person (other than the Company) imposed on the Company or its Subsidiary as a transferee or successor, by Contract, pursuant to any Applicable Law or otherwise, which Taxes relate to an event or transaction occurring before the Closing, except if provided in the ordinary course of business under an obligation, agreement or arrangement the main subject matter of which is not Taxes and such Taxes are not in a material amount, and (iv) any payroll or other withholding Taxes arising in connection with any payment by the Company or its Subsidiaries required pursuant to, or arising as a result of, this Agreement or the Transactions. Provided, however, that “Pre-Closing Taxes” shall not include (a) any Taxes attributable to elections made by Buyer or the Company or any of its Subsidiaries on and/or after the Closing Date that is not consistent with past practice, unless if required pursuant to Applicable Law, and (b) Taxes that were otherwise taken into account in the calculation of the Company Debt, Company Cash, Transaction Expenses and Company Net Working Capital.

“Privacy Laws” means each Applicable Law applicable to Personal Data, and any such legal requirement governing privacy, data security, data or security breach notification, any penalties and compliance with any order, including but not limited to the General Data Protection Regulation (EU) 2016/679 (the “EU GDPR”), the EU GDPR as it forms part of the law of England and Wales, Scotland and Northern Ireland by virtue of section 3 of the European Union (Withdrawal) Act 2018 (together with the EU GDPR, the “GDPR”), Section 5 of the Federal Trade Commission Act, the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), the Gramm-Leach-Bliley Act (“GLBA”), the Electronic Communications Privacy Act of 1986, the Stored Communications Act, California Online Privacy Protection Act, the California Consumer Privacy Act (“CCPA”), and other United States state laws concerning privacy, data protection, and / or data security, the CAN-SPAM Act, the Telephone Consumer Protection Act (“TCPA”), the Israeli Protection of Privacy Law, 5741–1981, and the regulations promulgated thereunder (including the Protection of Privacy Regulations (Data Security), 2017), and any and all guidelines published by the Israeli Privacy Protection Authority, the Payment Card Industry Data Security Standards, the Video Privacy Protection Act, the EU Privacy and Electronic Communications Directive 2002/58/EC on Privacy and Electronic Communications, the UK Privacy and Electronic Communications (EC Directive) Regulations 2003 and any other analogous data protection, direct marketing or privacy laws, regulations, or regulatory requirements, guidance and codes of practice applicable to the processing of Personal Data (as amended and/or replaced from time to time) in any jurisdiction in which the Company carries on its business and/or from which the Company collects Personal Data.

“Pro Rata Share” means, with respect to a particular Company Securityholder, a fraction, the numerator of which is the Closing Cash Consideration payable to such Company Securityholder in accordance with the Spreadsheet, and the denominator of which is the Closing Cash Consideration. For the avoidance of doubt, the total of all Pro Rata Shares shall equal one hundred percent.

“Process” or “Processing” means, with respect to data, any operation or set of operations such as collection, recording, organization, structuring, storage, adaptation, enhancement, enrichment or alteration, retrieval, consultation, analysis, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction.

“Representatives” means, with respect to a Person, such Person’s officers, directors, Affiliates, shareholders or employees, or any investment banker, attorney, accountant, auditor or other advisor or representative retained by any of them.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Shareholders’ Agent Expense Account” means a separate account set by the Paying Agent for the purpose of using the Shareholders’ Agent Expense Amount.

“Shareholders’ Agent Expense Amount” means $150,000.

“Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.

“Subsidiary” means, with respect to the Company, any Person controlled by the Company.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means (i) any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, fringe benefit, share capital, profits, license, registration, withholding, payroll, social security (or equivalent), national insurance, health, employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), land betterment, purchase, corporate, capital gains, environmental or windfall profit tax, unclaimed property or escheat, custom duty or similar tax assessed by any Tax Authority, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign) (each, a “Tax Authority”), (ii) any Liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period and (iii) any Liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person, except if provided in the ordinary course of business under an obligation, agreement or arrangement the main subject matter of which is not Taxes.

“Tax Forms” shall mean a properly completed IRS Form W-9, or the appropriate version of IRS Form W-8, as applicable.

“Tax Representations” means the representations and warranties of the Company set forth in Section 2.12 (Taxes).

“Tax Return” means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) filed or required to be filed with respect to Taxes.

“Tracking Data” means (a) any information or data collected in relation to on-line, mobile or other electronic activities or communications that can reasonably be associated with a particular Person, user, computer, mobile or other device, or instance of any application or mobile application, (b) any information or data collected in relation to off-line activities or communications that can reasonably be associated with or that derives from a particular Person, user, computer, mobile or other device or instance of any application or mobile application or (c) any device or network identifier (including IP address or MAC address), device activity data or data collected from a networked physical object.

“Trading Day” means a day on which the principal Trading Market is open for trading.

“Transaction Document” means, collectively, this Agreement, the Company Disclosure Letter, the Escrow Agreement, the Paying Agent Agreement, the Option Surrender Agreements, the Termination and Release Agreements, the Company Closing Certificate, the Officer’s Certificates, the Spreadsheet, the Signing Spreadsheet and each other agreement or document to be executed in connection with any of the Transactions.

“Transaction Expenses” means, without double counting and to the extent not paid prior to Closing, all third-party fees, costs, expenses, payments and expenditures incurred by or on behalf of the Company or its Subsidiaries in connection with the Transaction Documents and the Transactions, whether or not incurred, billed or accrued (including (i) any fees, costs expenses, payments and expenditures of legal counsel and accountants, (ii) the maximum amount of fees, costs, expenses, payments and expenditures payable to brokers, finders, financial advisors, investment bankers or similar Persons notwithstanding any earn-outs, escrows or other contingencies, (iii) all sale, change-of-control, “stay around,” retention, termination, severance or similar bonus or payment obligations or compensatory amounts owed or incurred by the Company or its Subsidiaries to the Company’s or its Subsidiaries’ directors, employees and/or consultants in connection with the Transactions (together with the occurrence of any other event) and any Taxes payable by the Company or its Subsidiaries in connection therewith (including the employer portion of any payroll, social security, Medicare, Federal Unemployment Tax Act unemployment or any similar Tax associated with such amounts excluding any recoverable VAT (as determined by the Acquirer in its discretion) payable with respect thereto) whether paid or payable at or following the Closing, including, for the avoidance of doubt, any statutorily or contractually required notice period expenses relating to such termination, (iv) any such fees, costs, expenses, payments and expenditures incurred by Company Securityholders, paid for or to be paid for by the Company or its Subsidiaries, (v) the costs of the D&O Tail Policy, (vi) 50% of the costs of the Escrow Agent and Paying Agent; all to the extent not paid prior to Closing.

“Trapped Cash” means cash or cash equivalents (a) of the Company which are not freely useable or available because it is subject to restrictions or limitations on use under Contract or Applicable Laws by the Company, including collateral for customer agreements, lease agreements, collateral for debt, and hedge guarantees, or (b) in the form of deposits in transit and outstanding checks and drafts issued by the Company.

“Treasury Regulations” means the United States Treasury Department’s tax regulations issued under the Code.

“Unvested Company Options” means Company Options (or portions thereof) that are not vested or exercisable as of the Closing (after giving effect to any acceleration of such Company Options vesting in connection with the Closing).

“Vested Company Options” means Company Options (or portions thereof) that are vested and exercisable as of the Closing (after giving effect to any acceleration of such Company Options vesting in connection with the Closing).

Other capitalized terms used herein and not defined in this Exhibit A shall have the meanings assigned to such terms in the following Sections:

“102 Interim Ruling”	6.9
“102 Plan”	2.12(l)
“102 Tax Ruling”	6.9
“Acquirer”	Preamble
“Acquirer NWC Notice”	1.4(b)
“Agreement”	Preamble
“Agreement Date”	Preamble
“AI”	2.10(a)(i)
“AI Technologies”	2.10(p)(v)
“Author”	2.10(g)
“Board”	Recitals
“Charter Documents”	1.2(b)(iii)
“Claim Certificate”	9.5(a)
“Claims Period”	9.4
“Closing”	1.1(f)
“Closing Date”	1.1(b)(ii)
“Company”	Preamble
“Company Authorizations”	2.8(b)
“Company Balance Sheet”	2.4(a)
“Company Balance Sheet Date”	2.4(a)
“Company Closing Certificate”	1.2(b)(ii)
“Company D&O Resignation Letter”	1.2(b)(v)
“Company Data”	2.10(a)(ii)
“Company Data Agreement”	2.10(a)(iii)
“Company Databases”	2.10(p)(ii)
“Company Developed AI”	2.10(p)(v)
“Company Disclosure Letter”	Article II
“Company Employee Plans”	2.13(d)
“Company Intellectual Property”	2.10(a)(iv)
“Company Intellectual Property Agreements”	2.10(a)(v)
“Company-Licensed Data”	2.10(a)(vi)
“Company Officer’s Certificate”	1.2(b)(iii)
“Company-Owned Data”	2.10(a)(vii)

“Company-Owned Intellectual Property”	2.10(a)(viii)
“Company Privacy Commitments”	2.11(a)
“Company Privacy Policies”	2.10(a)(ix)
“Company Products”	2.10(a)(x)
“Company Registered Intellectual Property”	2.10(a)(xi)
“Company Shareholders”	Preamble
“Company Source Code”	2.10(a)(xii)
“Company Special Representations”	9.3(a)
“Company Websites”	2.10(a)(xiii)
“Confidential Information”	2.10(i)
“Employment Agreement”	1.3(b)(v)
“Escrow Account”	1.3(b)
“Estimated Closing Net Working Capital Adjustment”	1.4(f)
“Estimated Company Cash”	1.4(f)
“Estimated Company Debt”	1.4(f)
“Estimated Transaction Expenses”	1.4(f)
“Financial Statements”	2.4(a)
“CEO”	Recitals
“Generative AI Tools”	2.10(p)(v)
“Government Contract”	2.17(a)(xxv)
“ICT Infrastructure”	2.10(a)(xvi)
“Indemnifiable Damages”	9.1(a)
“Indemnified Person”	9.1(a)
“Intellectual Property”	2.10(a)(xvi)
“Intellectual Property Rights”	2.10(a)(xvii)
“Israeli Income Tax Ordinance”	1.1(c)(i)
“Letter of Transmittal”	1.3(a)(ii)
“Material Contracts”	2.17(a)
“Notice of Objection”	1.4(c)
“Officer’s Certificates”	1.2(b)(iii)
“Open Source Materials”	2.10(a)(xix)
“Option Surrender Agreement”	1.2(b)(xv)
“Paying Agent”	1.3(a)(i)

“Payee”	1.1(c)(i)
“Payor”	1.1(c)(i)
“PFIC”	2.12(x)
“Proprietary Information and Technology”	2.10(a)(xx)
“Released Party”	1.7(a)
“Releasing Party”	1.7(a)
“Reviewing Accountant”	1.4(a)
“Section 14 Arrangement”	2.13(a)
“Share Purchase”	Recitals
“Shareholder Claim”	1.7(a)
“Shareholders’ Agent”	Preamble
“Shareholders Agreement”	1.7(b)
“Shareholders Special Representations”	9.3(a)
“Special Claims”	9.3(b)
“Special Representations”	9.3(a)
“Spreadsheet”	6.5
“Letter”	1.2(b)(vi)
“Termination Date”	8.1(b)
“Third-Party Claim”	9.8
“Third-Party Intellectual Property”	2.10(a)(xxi)
“Trade Approvals”	2.23
“Trade Laws”	2.23
“Transactions”	Recitals
“Unvested Company Shares”	2.2(a)
“Valid Tax Certificate”	1.1(c)(ii)
“VAT”	2.12(h)
“Retention Agreement”	Recitals
“Withholding Drop Date”	1.1(c)(ii)